FORM
6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of
the Securities Exchange Act of 1934
Commission File Number:
1-15270
For the month of December 2023
NOMURA HOLDINGS, INC.
(Translation of registrant’s name into English)
13-1,
Nihonbashi
1-chome
Chuo-ku,
Tokyo
103-8645
Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F
 X
   Form
40-F

Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form
6-K
in
paper
as
permitted
by
Regulation
S-T
Rule 101(b)(7):

Incorporation by Reference
The registrant hereby incorporates Exhibits 1 and 17 to this report on Form
6-K
by reference (i) in the prospectus that is part of the Registration Statement on Form
F-3
(Registration
No. 333-261756)
of the registrant, filed with the SEC on December 20, 2021 and (ii) in the prospectus that is part of the Registration Statement on Form
F-3
(Registration
No. 333-273353)
of the registrant and of Nomura America Finance, LLC, filed with the SEC on July 20, 2023.
Information furnished on this form:
EXHIBITS

Exhibit Number

1.	Nomura Holdings, Inc. Interim Operating and Financial Review

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

17.	Subsidiary Issuer of Registered Guaranteed Securities

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2023, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 15, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Exhibit 1
NOMURA HOLDINGS, INC.
INTERIM OPERATING AND FINANCIAL REVIEW

Presentation of Financial and Other Information	1

Recent Regulatory Developments	2

Risk Factors	4

Operating and Financial Review and Prospects	6

Interim Consolidated Financial Statements (UNAUDITED)

Consolidated Balance Sheets as of March 31, 2023 and September 30, 2023	F-2

Consolidated Statements of Income for the Six Months Ended September 30, 2022 and 2023 and Three Months Ended September 30, 2022 and 2023	F-5

Consolidated Statements of Comprehensive Income for the Six Months Ended September 30, 2022 and 2023 and Three Months Ended September 30, 2022 and 2023	F-7

Consolidated Statements of Changes in Equity for the Six Months Ended September 30, 2022 and 2023 and Three Months Ended September 30, 2022 and 2023	F-8

Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2022 and 2023	F-10

Notes to the Interim Consolidated Financial Statements	F-12

Review Report of Independent Registered Public Accounting Firm	F-99
Presentation of Financial and Other Information
As used in this Form
6-K,
references to the “Company”, “Nomura”, “Nomura Group”, “we”, “us” and “our” are to Nomura Holdings, Inc. and, except as the context otherwise requires, its consolidated subsidiaries. As part of certain line items in Nomura’s financial statements and information included in this Form
6-K,
references to “NHI” are to Nomura Holdings, Inc.
Unless otherwise stated, references in this Form
6-K
to “yen” and “¥” are to the lawful currency of Japan and references to “U.S. dollars” and “$” are to the lawful currency of the United States of America (“U.S.”).
All ownership data with respect to us presented in this Form
6-K
is presented based on the voting interests directly or indirectly held by us. Our voting interest is presented in accordance with Japanese reporting requirements, pursuant to which the amount presented with respect to each subsidiary is the percentage of voting rights of such subsidiary held directly by us or our subsidiaries.
For example, wholly-owned subsidiaries of our subsidiaries are listed as 100%, regardless of the level of our direct interest in the intermediate subsidiaries.
Amounts shown within this Form
6-K
have been rounded to the nearest indicated digit unless otherwise specified. In tables and graphs with rounded figures, sums may not add up due to rounding.
Except as otherwise indicated, all financial information with respect to us presented in this Form
6-K
is presented on a consolidated basis. Our fiscal year ends on March 31 of each year. We prepare interim consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Our interim consolidated financial statements, including the notes thereto, for the six months ended September 30, 2022 and 2023 are included elsewhere in this Form
6-K.
The interim consolidated financial statements included in this Form
6-K
have been reviewed in accordance with the standards of the Public Company Accounting Oversight Board (United States) by our independent registered public accounting firm.

Recent Regulatory Developments
This section updates certain disclosure presented under Item 4. Information on the Company—B. Business Overview—Regulation of our annual report on Form
20-F
for the fiscal year ended March 31, 2023.
Regulatory Developments in the United States
In June 2016, the Securities and Exchange Commission (the “SEC”) approved amendments to Financial Industry Regulatory Authority (“FINRA”) Rule 4210, which require FINRA member broker-dealers to set risk limits on each counterparty transacting in specified forward-settling agency mortgage-backed securities (“covered agency transactions”) as of December 2016, and to collect variation margin and/or maintenance margin from certain counterparties transacting in covered agency transactions as of June 2018. A failure to collect required margin in a timely manner (T+1) results in an obligation for the FINRA member broker-dealer to take a capital charge, and ultimately (T+5) to liquidate the customer’s position in order to satisfy the margin deficiency. After seven years of extending the implementation date of the original rulemaking, the SEC approved FINRA’s amendments on July 27, 2023, and the amendments are scheduled to become effective on May 22, 2024.
In January 2021, the Commodity Futures Trading Commission (“CFTC”) adopted rules that limit the size of positions in physical commodity derivatives that can be held by any entity, or any group of affiliates or other parties trading under common ownership or control, or trading in coordination with each other. Swap dealers were previously able to claim an exemption from the position limits for the bona fide hedging of swap-related risks, but this exemption was eliminated in January 2023. The CFTC position limits apply to futures on specified physical commodities and options on such futures, and these limits apply to both physically and cash settled positions. In addition, in January 2023, the position limit rules became applicable to swaps that are economically equivalent to such futures and options. The position limit rules initially impose limits in the spot month only (i.e., during the delivery period for the physical commodities, which is typically a period of several days). CFTC spot and non-
spot month limits will continue to apply to futures on certain legacy agricultural commodities, and it is possible that non-spot
month limits will at some point be adopted for futures and swaps on other physical commodities.
On October 13, 2023, the SEC adopted new Rule
10c-1a,
which requires (a) certain persons to report information about securities loans to a registered national securities association (“RNSA”), such as the Financial Industry Regulatory Authority and (b) RNSAs to make publicly available certain information that they receive regarding those lending transactions.
In December 2021, the SEC proposed rules (a) to prevent fraud, manipulation and deception in connection with security-based swaps, (b) to prevent undue influence over the chief compliance officer (CCO) of security-based swaps (“SBS”) dealers and major SBS participants and (c) to require any person with a large SBS position to publicly report certain information related to the position. On June 7, 2023, the SEC adopted the first two of these rules, relating to fraud, manipulation and deception in connection with security-based swaps and prevention of undue influence over the CCO. The SEC has not yet adopted final rules requiring public reporting of large security-based swaps positions.
On January 25, 2023, the SEC proposed a rule (Securities Act Rule 192) that would prohibit securitization participants, which includes any underwriter, placement agent, initial purchaser or sponsor of an asset-backed security (or any affiliate or subsidiary), from engaging, directly or indirectly, in any transaction that would involve or result in a material conflict of interest between the securitization participant and an investor in an asset-backed security, including reducing its exposure to the asset-backed securities, subject to certain exceptions.
Regulatory Developments in the U.K. and Europe
Since Brexit, the EU Capital Requirements Regulation (“CRR”) and subsequent amendments are no longer applicable in the U.K. HM Treasury and as a result HM Treasury and the Prudential Regulation Authority (the “U.K. PRA”) published updated rules for implementation of similar reforms to the CRRII in the U.K. which were implemented from Jan 2022. HM Treasury and U.K. PRA have further published consultations at the end of 2022 to implement the final elements of the Basel 3.1 framework, broadly equivalent to those in the EU CRRIII package, with a proposed implementation date of July 2025.

On July 1, 2021, the U.K. HM Treasury launched a Wholesale Market Review (“WMR”) Consultation. As part of the changes foreseen in the WMR, the Financial Conduct Authority (the “U.K. FCA”) launched public consultations in 2022 in relation to equity markets and trading venue perimeter. On July 5, 2023, the U.K. FCA published a policy statement (PS23/11) on trading venue perimeters and a consultation paper (CP23/15) on a proposed framework for a U.K. consolidated tape. After it has considered the feedback, the U.K. FCA plans to make the necessary amendments to its Handbook and publish a policy statement in December 2023.
On December 9, 2022, the U.K. Government outlined a Financial Services Package (the “Package”) designed to drive growth and competitiveness in the U.K. financial services sector (the Edinburgh Reforms). The Package, consisting of 30 measures (and divided into four categories: a competitive marketplace promoting effective use of capital; sustainable finance; technology and innovation; and consumers and business), is intended to complement the Financial Services and Markets Bill (FSMB)
2023-23
(the “FSMB”). The FSMB provides the U.K. Government with significant powers to overhaul regulatory policy and rules post-Brexit. Among other things, it includes changes to the Markets in Financial Instruments Directive (“MiFID”) research unbundling rules, U.K. consolidated tape, post-trade / T+1 settlement, reforms to Senior Managers and Certification Regime, repeal and replacement of certain EU legislation by tranches (including the Wholesale Market Review which amends the U.K. MiFID Framework). The FSMB received the Royal Assent on June 29, 2023 and it is now known as the Financial Services and Markets Act 2023.
On July 18, 2023, the FCA and the PRA published a consultation paper (CP13/23– Margin requirements for non-centrally
cleared derivatives: Amendments to BTS 2016/2251), which include amendments to the regulatory technical standards (RTS) for risk-mitigation techniques for over-the-counter
(OTC) derivative contracts not cleared by a Central Counterparty (“CCP”) under the retained EU Regulation on OTC derivative transactions, CCPs and trade repositories (U.K. EMIR). Among other things, it proposes to extend the temporary exemption for single-stock equity options and index options from the U.K. bilateral margining requirements from January 4, 2024 until January 4, 2026, enabling the regulators to gather the evidence necessary to create a permanent regime. The consultation closed on October 18, 2023.
On June 30, 2023, the U.K. HM Treasury published a consultation paper on the reform of the anti-money laundering and counter-terrorism financing (AML/CTF) supervisory regime. The HM Treasury review set out four possible models for a future AML/CTF supervisory system. This consultation further develops these models, assessing them against three consultation objectives. The consultation paper does not include a policy preference and invites respondents’ views regarding the potential benefits and disadvantages of each potential reform model. HM Treasury is also using the consultation to gather evidence as to whether there is a need for a more formalized system of sanctions supervision, and how this could interact with the four model reforms. The consultation closed on September 30, 2023.
The EU Benchmark Regulation (“BMR”) rules are currently suspended to allow EU supervised entities to continue to use non-EU
benchmarks until December 31, 2023. On July 14, 2023, the EU Commission adopted a draft delegated act that extends the transitional period for third-country benchmark administrators, as set out under the EU BMR, to December 31, 2025.
On November 23, 2022, the U.K. FCA announced that it will continue to use its powers under the U.K. Benchmarks Regulation to compel LIBOR’s administrator, ICE Benchmark Administration to publish three-month sterling LIBOR on a synthetic basis until the end of March 2024. After March 2024, the rate will be discontinued. U.K. FCA also launched a consultation on the wind-down of U.S. Dollar LIBOR, proposing that one-month,
three-month and
six-month
U.S. Dollar LIBOR continue to be published on a synthetic basis until the end of September 2024. On April 3, 2023, the FCA announced its final decision, in line with the proposals consulted upon. The Feedback Statement was published on May 31, 2023, and the FCA published formal legal notices which completed the implementation of the decision.
On June 27, 2023, the U.K. HM Treasury announced that the U.K. and EU have signed a Memorandum of Understanding (MoU) on regulatory cooperation in financial services. The MoU sets out plans for U.K./EU cooperation and is intended to help establish a constructive and mutually beneficial relationship between the U.K. and the EU in financial services. The agreement will create an ongoing forum for HM Treasury and the European Commission to discuss voluntary regulatory cooperation on financial services issues of mutual interest. Both sides will share information, work together towards meeting joint challenges and coordinate positions where appropriate on issues ahead of G7, G20 and other international meetings.

Risk Factors
There is no significant change from the risks as previously disclosed in Part I, Item 3. D “Risk Factors” of our annual report on Form
20-F
for the year ended March 31, 2023.

Special Note Regarding Forward-Looking Statements
This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information.
Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to differ materially from any future results, performance, achievements or financial position expressed or implied by any forward-looking statements contained in this report. Such risks, uncertainties and other factors are set forth in “
Risk Factors
” above and in Item 3. D of our annual report on Form
20-F
for the fiscal year ended March 31, 2023, as well as elsewhere in this Form
6-K.

Operating and Financial Review and Prospects
Results of Operations—Six Months Ended September 30, 2022 and 2023
The unaudited interim consolidated financial statements are prepared on a basis consistent with the audited consolidated financial statements included in our Form
20-F
for the fiscal year ended March 31, 2023 filed on June 28, 2023, except for the effect of new accounting pronouncements recently adopted by Nomura as disclosed in Note 1 “
Summary of accounting policies
” to the interim consolidated financial statements.

Progress on Key Performance Indicators (KPIs)
[Management Indicators]
Return on Equity
One component of Nomura’s management vision is “achieving sustainable growth by solving social issues” and we have set Return on Equity (ROE) as one of our most important indicators towards the fiscal year ending March 31, 2025. After the introduction of the Corporate Governance Code in Japan, the importance of management having an awareness of capital costs has increased among Japanese companies. In addition, under the framework of global financial regulations, more effective use of capital is required. As a result, we believe that the optimal allocation of management resources will become even more important for our company in the future. Accordingly, beginning in the year ended March 31, 2021, we adopted ROE as a key management indicator, which management uses to track the progress of our sustainable business transformation, along with the revision of “Fundamental Management Policy” based on the approval at the Board of Directors meeting held in May 2020.
ROE is defined and calculated as net income attributable to NHI shareholders divided by total NHI shareholders’ equity. We believe that disclosure of ROE is useful to investors in that it helps them to assess business conditions and our effective use of capital to enhance corporate value.
We have set a target ROE of
8-10%
for the fiscal year ending March 31, 2025, reflecting the cost of capital demanded by our company. However, ROE may be of limited use in that it does not necessarily reflect financial soundness. In order to avoid the excessive pursuit of capital efficiency with the aim of improving ROE at the expense of financial soundness, we attach importance to the creation of corporate value, giving due consideration to financial soundness, and thereby improving ROE. ROE for the six months ended September 30, 2023 increased to 3.6% from 1.2% for the same period in the prior year.
Common equity Tier1 capital ratio (CET1 ratio)
There are multiple global financial regulations that we must comply with, including capital regulations established by Basel Committee on Banking Supervision as interpreted and implemented by the Financial Services Agency of Japan (“FSA”) which have a direct impact on the way we conduct business. For this reason, we have set a target of maintaining a common equity Tier 1 ratio (CET1 ratio) of at least 11%, so that we will take into consideration the financial soundness including certain buffer against severe market stress. Our CET1 ratio increased to 16.55% as of September 30, 2023 from 16.32% as of March 31, 2023. For further details, on the key capital requirements we must follow, see
“Consolidated Regulatory Capital Requirements.”
[Indicators by Business Segment]
In addition to the Group KPIs, our management also uses certain divisional specific KPIs to monitor and assess performance of the divisions.

Retail
We have adopted the following key indicators in the Retail Division to quantify the outcomes of our efforts and monitor our business: Recurring revenue assets; Net inflows of recurring revenue assets; Flow business clients; and Services for salaried employees; so that our management will be able to monitor the progress of our businesses and target sustainable and further business growth. We believe that disclosure of those indicators is useful to investors in that it helps them to assess the progress of the division’s client-facing activities as well as digest and understand our growth potential.

	(Trillions of yen)
	March 31, 2023	September 30, 2023	% Change from March 31, 2023
Recurring revenue assets	¥18.7	¥20.2	8.1%

	Six months ended September 30 (Billions of yen)
	2022	2023	% Change from previous year
Net inflows of recurring revenue assets	¥260.7	¥57.3	(78.0)%

	Six months ended September 30 (Thousands)
	2022	2023	% Change from previous year
Flow business clients	1,075	1,247	16.0%

	(Thousands)
	March 31, 2023	September 30, 2023	% Change from March 31, 2023
Services for salaried employees	3,489	3,565	2.2%

•	Recurring revenue assets
Recurring revenue assets are defined by adding related loans to the total amount of assets, such as investment trusts, discretionary investments, insurance, and level fee assets, for which management fees and other recurring fees are charged. The amount of related loans totaled approximately ¥770.2 billion within
Loans receivable
in the consolidated balance sheets as of September 30, 2023. Total recurring revenue assets as of September 30, 2023 was ¥20.2 trillion, an increase of ¥1.5 trillion, or 8.1%, from ¥18.7 trillion as of March 31, 2023 due to initiatives to increase recurring revenue assets and market factors.

•	Net inflows of recurring revenue assets
Net inflows of recurring revenue assets are defined and calculated by subtracting the amount of sell-offs and outflows from the amount of purchase and inflows of recurring revenue assets, and is an index used to measure the expansion of recurring revenue assets excluding changes in market value. The total net inflows of recurring revenue assets during the six months ended September 30, 2023 was ¥57.3 billion, lower than that of the six months ended September 30, 2022 which was ¥260.7 billion due to the increase of sell-offs by clients in the rising market, but we have achieved a net increase in recurring revenue assets, mainly in services such as insurance and discretionary investment.

•	Flow business clients
The number of flow business clients is defined as the total number of clients to whom we provide flow business, businesses that generate flow revenues within the fiscal year, and is a measure of the growth in the client base that is critical to realizing the growth in flow revenue, etc. The number of flow business clients as of September 30, 2023 was approximately 1,247 thousand, which is 16.0% higher than that of September 30, 2022, which was 1,075 thousand. We achieved the increase by reallocation of our people to provide services to inactive clients, in addition to the improvement of the market sentiment.

•	Services for salaried employees
Services for salaried employees are defined as the sum of the number of workplace financial services provided, such as the number of members of the employee stock ownership, accounts derived from the employee stock ownership (excluding current members) and corporate DC pension plan subscribers, and is an index used to measure the expansion of the client base through workplace financial businesses. As of September 30, 2023, the number of workplace services provided stood at 3,565 thousand. We achieved an expansion of 77 thousand, 2.2% increase from that of March 31, 2023 which was 3,489 thousand, mainly in terms of the increase in number of members of the employee stock ownership, and have expanded our client base which will lead to sustainable growth.

Investment Management
We have set the balance of assets under management as a key performance indicator for the Investment Management Division. The businesses in the Investment Management Division generally earn management or similar fees based on the amount of assets under management, meaning that revenue trends for these businesses tend to follow trends in the amount of assets under management, and our management considers this measure to be effective in monitoring the progress of these businesses. We also believe that it is an important indicator of how well investment products are received by investors. Beginning in the fiscal year ending March 31, 2022, we have also set net inflows as a key performance indicator in the Investment Management Division. We believe that net inflows is an effective measure in monitoring the progress of the division’s asset management businesses, excluding market factors from fluctuations in the balance of assets under management. It is an important indicator for ascertaining the effectiveness of the division’s measures to expand assets under management and thereby achieve its profit expansion target.

	(Trillions of yen)
	March 31, 2023	September 30, 2023	% Change from March 31, 2023
The balance of assets under management	¥67.3	¥76.5	13.7%

	Six months ended September 30 (Billions of yen)
	2022	2023	% Change from previous year
Net inflows	¥(224)	¥2,306	—%

•	The balance of assets under management
The balance of assets under management includes the net balance (after deducting duplications) of assets under management (gross) of Nomura Asset Management Co., Ltd., Nomura Corporate Research and Asset Management Inc. and Wealth Square., Ltd., as well as third-party investments in funds managed by Nomura SPARX Investment, Inc., Nomura Mezzanine Partners., Ltd., Nomura Capital Partners Co., Ltd., Nomura Research & Advisory Co., Ltd. and Nomura Real Asset Investment Co., Ltd.. During the six months ended September 30, 2023, we reached a significant milestone with a record-high balance of assets under management. This accomplishment is a result of a combination of favorable market factors and robust net inflows of funds across various channels.

•	Net inflows
Net inflows are calculated by subtracting cash outflows from cash inflows. For these purposes, cash outflows do not include outflows from distributions. While we recorded significant inflows from Japanese and overseas pension institutions, our investment trust business experienced strong net inflows particularly into exchange traded funds (ETFs), money market funds, and defined contribution pension dedicated funds.
Wholesale
We have adopted a
cost-to-income
ratio and a revenue to modified RWA ratio as additional key performance indicators in our Wholesale Division. We believe that disclosure of these indicators would be useful for investors to assess progress in terms of cost and resource efficiency. Additionally, we use these indicators to evaluate our business based on progress on cost savings initiatives and return on resources.

	Three months ended
	June 30, 2022	September 30, 2022	June 30, 2023	% Change from previous year	September 30, 2023	% Change from previous year
Cost-to-income ratio	87%	90%	99%	12%	96%	6%
Revenue/modified RWA	7.3%	7.1%	6.2%	(1.1)%	6.4%	(0.7)%

•	Cost-to-income ratio
The
cost-to-income
ratio for the Wholesale Division is calculated by dividing
non-interest
expenses for the division for a given reporting period by net revenue generated by the division for the same period, calculated consistently, in each case, with our segment presentation for the division. It is monitored at a divisional level to track operating margins for the business. The ratio increased for the quarter ended June 30, 2023 compared to the prior fiscal year mainly due to decline in Fixed Income revenue from a challenging environment for Macro business as well as increase in costs amidst inflationary environment. This was partly offset by higher Investment Banking revenue. The ratio increased for the quarter ended September 30, 2023 compared to the prior fiscal year mainly due to decline in Fixed Income revenue amidst market uncertainty and recognition of expenses related to platform streamlining. This was partly offset by higher Equities and Investment Banking revenue.

•	Revenue to modified Risk Weighted Asset (RWA) ratio
The revenue to modified RWA ratio for the Wholesale division is calculated by dividing net revenue generated by our Wholesale Division for a given reporting period (in the case of net revenue for the Wholesale Division for periods shorter than a full fiscal year, on an annualized basis) by the average balance of modified RWA used by the Wholesale Division for the same period. The Revenue to modified RWA ratio is monitored to track our revenue earning capacity against risk resources deployed. Modified RWA is the total of (i) average daily risk-weighted assets as calculated and presented under Basel regulations as interpreted and implemented by the FSA and (ii) an adjustment equal to the regulatory adjustment to common equity tier1 (CET1) capital calculated and presented under Basel regulations as interpreted and implemented by the FSA divided by our internal minimum capital ratio target of 12.5%. (daily average for the accounting period), which we use to estimate the amount of deductions to RWA generated by the division. The revenue to modified RWA as we calculate and present it may differ from similarly titled measures presented by our competitors due to the approach and methodologies used for calculation. Our credit risk-weighted assets and operational risk equivalent assets are calculated by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, Market risk equivalent assets are calculated by using the Internal Models Approach for market risk. The conversion of Wholesale RWA to modified RWA is based on adjustments reflecting our internal minimum capital ratio target. Moreover, the usefulness of this ratio may be limited in that the adjustment applied to RWA, which is intended to capture the appropriate amount of RWA to attribute to our businesses (as opposed to RWA as calculated for regulatory capital purposes), is an estimate incorporating our internal risk tolerance; however, this adjustment may not appropriately reflect the actual regulatory capital impact of the charged assets that are used by our business. Revenue to modified RWA decreased for the quarter ended June 30, 2023 compared to the prior fiscal year, primarily driven by decline in Fixed Income revenue amidst challenging Macro environment, partly offset by higher Investment Banking revenue. The ratio decreased slightly for the quarter ended September 30, 2023 compared to the prior fiscal year due to decline in Fixed Income revenue, partly offset by higher Equities and Investment Banking revenue.
Current Challenges
There is no significant change to our current challenges nor new challenges for the six months ended September 30, 2023.

Overview
The following table provides selected consolidated statements of income information for the six months ended September 30, 2022 and 2023.

	Millions of yen except percentages
	Six months ended September 30
	2022	2023	% Change from previous year
Non-interest revenues:
Commissions	¥138,583	¥171,692	23.9%
Fees from investment banking	51,474	69,750	35.5
Asset management and portfolio service fees	137,288	148,473	8.1
Net gain on trading	302,823	232,176	(23.3)
Gain on private equity investments	1,203	8,010	565.8
Gain (loss) on investments in equity securities	(3,265)	7,569	—
Other	9,772	60,274	516.8

Total non-interest revenues	637,878	697,944	9.4
Net interest revenue	(20,892)	18,729	—

Net revenue	616,986	716,673	16.2
Non-interest expenses	573,769	613,628	6.9

Income before income taxes	43,217	103,045	138.4
Income tax expense	26,081	41,578	59.4

Net income	17,136	61,467	258.7%

Less: Net income (loss) attributable to noncontrolling interests	(1,331)	2,904	—

Net income attributable to NHI shareholders	¥18,467	¥58,563	217.1%

Return on shareholders’ equity (annualized) (1)	1.2%	3.6%

(1)	Calculated as Net income attributable to NHI shareholders divided by average Total NHI shareholders’ equity multiplied by two.
Net revenue
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
Commissions
increased primarily due to clients sentiment improving by Japanese stock market rally.
Fees from investment banking
increased primarily due to increase in underwriting fees from Japan-related ECM transactions.
Net gain
on trading
decreased primarily due to slow down in rates business.
Gain on private equity investments
increased primarily due to the increase of fair value of Nomura Capital Partners Co., Ltd.’s investee companies.
Other revenue
increased primarily due to American Century Investments related gain/loss.
Net interest revenue
is a function of the level and the mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates.
Net interest revenue
is an integral component of our trading business. In assessing the profitability of our overall business and of our Wholesale division in particular, we view
Net interest revenue
and
Non-interest
revenues
in aggregate.
Non-interest
expenses
increased from the six months ended September 30, 2022 for the six months ended September 30, 2023.

We are subject to a number of different taxes in Japan and have adopted the Group Tax Sharing system under Japanese tax law. The Group Tax Sharing system only imposes a national tax. Our foreign subsidiaries are subject to the income taxes of the countries in which they operate, which are generally lower than those in Japan. The Company’s effective statutory tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.
For the six months ended September 30, 2022, the difference between the effective statutory tax rate of 31% and the effective tax rate of 60.3% was mainly due to an increase in valuation allowances, while non-taxable
revenues decreased the effective tax rate.
For the six months ended September 30, 2023, the difference between the effective statutory tax rate of 31% and the effective tax rate of 40.3% was mainly due to non-deductible
expenses, while
non-taxable
revenues decreased the effective tax rate.
Retail
In our Retail Division, our sales activities focus on providing consultation services and investment proposals to clients for which we receive commissions and fees. Additionally, we receive fees from asset management companies in connection with administration services we provide in connection with investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent. Nomura plans to rename its Retail Division as Wealth Management Division, effective April 1, 2024.

	Millions of yen
	Six months ended September 30
	2022	2023	% Change from previous year
Non-interest revenues	¥142,603	¥188,301	32.0%
Net interest revenue	1,263	2,681	112.3

Net revenue	143,866	190,982	32.7
Non-interest expenses	133,465	138,990	4.1

Income before income taxes	¥10,401	¥51,992	399.9%

Net revenue
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
Non-interest
expenses
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
Income before income taxes
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
The following table presents a breakdown of Retail
non-interest
revenues for the six months ended September 30, 2022 and 2023.

	Millions of yen
	Six months ended September 30
	2022	2023	% Change from previous year
Commissions	¥52,164	¥83,243	59.6%
Brokerage commissions	24,039	37,933	57.8
Commissions for distribution of investment trusts	13,901	26,840	93.1
Other commissions	14,224	18,470	29.9
Net gain on trading	21,348	27,640	29.5
Fees from investment banking	6,697	8,866	32.4
Asset management fees	54,450	59,370	9.0
Others	7,944	9,182	15.6

Non-interest revenues	¥142,603	¥188,301	32.0%

Commissions
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023, primarily due to an increase in commissions from sales of stocks and investment trusts.
Net gain on trading
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
Fees from investment banking
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023, primarily due to increase in underwriting fees from Japan-related ECM transactions.
Asset management fees
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.

Retail Client Assets
The following table presents the amounts and details of Retail client assets as of March 31, 2023 and September 30, 2023.

	Trillions of yen
	From March 31, 2023 to September 30, 2023
	Balance at March 31, 2023	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at September 30, 2023
Equities	¥78.0	¥14.0	¥(12.3)	¥8.0	¥87.7
Debt securities	18.5	7.6	(11.3)	4.3	19.1
Stock investment trusts	10.2	1.7	(1.7)	1.0	11.2
Bond investment trusts	6.8	0.0	(0.1)	0.4	7.1
Overseas mutual funds	1.2	0.1	(0.1)	0.3	1.5
Others	7.5	0.4	(0.3)	0.2	7.8

Total	¥122.2	¥23.8	¥(25.8)	¥14.2	¥134.4

Retail client assets increased by ¥12.2 trillion from ¥122.2 trillion as of March 31, 2023 to ¥134.4 trillion as of September 30, 2023. The balances of our clients’ equity and equity-related products was ¥78.0 trillion as of March 31, 2023 and ¥87.7 trillion as of September 30, 2023. The balances of our clients’ investment trusts and mutual funds increased by ¥1.6 trillion from ¥18.2 trillion as of March 31, 2023 to ¥19.8 trillion as of September 30, 2023.

Investment Management
Our Investment Management Division is conducted through Nomura Asset Management Co., Ltd. (“NAM”) and other investment and asset management subsidiaries. We earn portfolio management fees through the development and management of collective investment schemes such as investment trusts, provide investment advisory services for pension funds and other institutional clients. We also provide private equity/debt strategies as well as product offering platform that invests in tangible assets such as infrastructure, real estate and aircraft. Our revenue also include investment gain/loss related to our investments in American Century Investments and in other investment businesses.

	Millions of yen
	Six months ended September 30
	2022	2023	% Change from previous year
Non-interest revenues	¥35,366	¥76,357	115.9%
Net interest revenue	(1,616)	(4,721)	—

Net revenue	33,750	71,636	112.3
Non-interest expenses	39,911	44,794	12.2

Income (loss) before income taxes	¥(6,161)	¥26,842	—%

Net revenue
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023 primarily due to the increase of the fair value of the investee companies.
Non-interest
expenses
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
The breakdown of net revenue for Investment Management is as follows:

	Millions of yen
	Six months ended September 30
	2022	2023
Business revenue (1)	¥60,553	¥65,937
Investment gain/ loss (2)	(26,803)	5,699

Net revenue	¥33,750	¥71,636

(1)
Consists of division revenue, other than investment gain/loss, including revenue generated by our asset management business (excluding gains and losses related to our investment in American Century Investments), revenues generated by Nomura Babcock & Brown Co., Ltd.’s aircraft leasing-related businesses and management fee revenues generated from our private equity and other investment businesses.

(2)
Consists of division revenue attributable to investments (including fair value fluctuations, funding cost and dividends), including gains and losses related to our investment in American Century Investments and our investments held in our private equity and other investment businesses.

The following table presents assets under management of each principal Nomura entity within our Investment Management Division as of March 31, 2023 and September 30, 2023. Gross outflows include outflow from distribution.

	Billions of yen
	From March 31, 2023 to September 30, 2023
	Balance at March 31, 2023	Gross inflows	Gross outflows	Market appreciation / (depreciation)	Balance at September 30, 2023
Nomura Asset Management Co. , Ltd.	¥69,092	¥14,768	¥(13,431)	¥7,896	¥78,325
Nomura Corporate Research and Asset Management Inc. etc	3,868	937	(489)	536	4,852

Combined total	72,960	15,705	(13,920)	8,432	83,177
Shared across group companies	(5,688)	(1,045)	773	(760)	(6,720)

Total	¥67,272	¥14,660	¥(13,147)	¥7,672	¥76,457

Assets under management increased primarily due to increases in the market value of assets under management.
The following table shows NAM’s market share, in terms of net asset value, in the Japanese Asset management market as of March 31, 2023 and September 30, 2023.

	March 31 2023	September 30 2023
Total of publicly offered investment trusts	27%	27%
Equity investment trusts	25%	25%
Debt investment trusts	44%	43%

Wholesale
In Wholesale, we are engaged in the sales and trading of debt securities and equity securities and currencies on a global basis to various institutions, providing investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and investing in private equity businesses with the goal of maximizing returns on these investments by increasing the corporate value of investee companies.

	Millions of yen
	Six months ended September 30
	2022	2023	% Change from previous year
Non-interest revenues	¥406,582	¥387,061	(4.8)%
Net interest revenue	(2,096)	7,876	—

Net revenue	404,486	394,937	(2.4)
Non-interest expenses	359,025	384,572	7.1

Income before income taxes	¥45,461	¥10,365	(77.2)%

Net revenue
decreased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
Non-interest
expenses
increased from the six months ended September 30, 2022 to the six months ended September 30, 2023.
The following table presents a breakdown of net revenue for Wholesale for the six months ended September 30, 2022 and 2023.

	Millions of yen
	Six months ended September 30
	2022	2023	% Change from previous year
Global Markets	¥352,770	¥331,062	(6.2)%
Investment Banking	51,716	63,875	23.5

Net revenue	¥404,486	¥394,937	(2.4)%

Global Markets net revenue was ¥331.1 billion. Fixed Income net revenue decreased from ¥228.2 billion for the six months ended September 30, 2022 to ¥194.2 billion for the six months ended September 30, 2023 because of slowdown in macro products from uncertain outlook. Equities net revenue increased from ¥124.6 billion for the six months ended September 30, 2022 to ¥136.8 billion for the six months ended September 30, 2023 due to a strong increase in execution service revenue in Japan. Investment banking net revenue was ¥63.9 billion.

Other Operating Results
Other operating results include net gain (loss) related to economic hedging transactions, a part of realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 15 “
Segment and geographic information
” in our interim consolidated financial statements.
Net revenue
was ¥39,548 million for the six months ended September 30, 2022 and ¥60,708 million for the six months ended September 30, 2023 primarily due to increase in interest revenue.
Non-interest
expenses
were ¥41,368 million for the six months ended September 30, 2022 and ¥45,272 million for the six months ended September 30, 2023.
Income (loss) before income taxes
in other operating results was ¥(1,820) million for the six months ended September 30, 2022 and ¥15,436 million for the six months ended September 30, 2023.
Other operating results for the six months ended September 30, 2023 include losses from changes in the fair value of derivative liabilities of ¥8.4 billion attributable to the change in Nomura’s own creditworthiness and gains from changes in counterparty credit spreads of ¥3.6 billion.
Number of Employees
The following table presents the number of our employees as of September 30, 2022 and 2023.

	September 30
	2022	2023
Japan	15,384	15,158
Europe	2,869	2,993
Americas	2,358	2,486
Asia and Oceania	6,520	6,492

Total	27,131	27,129

Summary of Regional Contributions
For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Note 15
“
Segment and geographic information
” in our interim consolidated financial statements.
Regulatory Capital Requirements
Many of our business activities are subject to statutory capital requirements, including those of Japan, the U.S., the U.K. and certain other countries in which we operate.
Translation Exposure
A significant portion of our business is conducted in currencies other than Japanese Yen—most significantly, U.S. Dollars, British Pounds and Euros. We prepare financial statements of each of our consolidated subsidiaries in its functional currency, which is the currency of the primary economic environment in which the entity operates. Translation exposure is the risk arising from the effect of fluctuations in exchange rates on the net assets of our foreign subsidiaries. Translation exposure is not recognized in our consolidated statements of income unless and until we dispose of, or liquidate, the relevant foreign subsidiary.
Critical Accounting Policies and Estimates
Critical accounting policies are the accounting policies which have the most significant impact on the preparation of our consolidated financial statements included within this report and which require the most difficult, subjective and complex judgments by our management to develop estimates used in the application of these policies. Estimates, by their nature, are based on underlying assumptions which require management judgment and depend on the extent of information available at the time. Actual results in future reporting periods may differ from these estimates, which could have a material impact on our consolidated financial statements.
The following table summarizes the critical accounting policies which have the most significant impact on our consolidated financial statements for the six months ended September 30, 2023. For each of the critical accounting policies, the table also identifies the inherent accounting estimates, the nature of the estimates, the underlying assumptions and judgments made by our management during the six months ended September 30, 2023 to derive those estimates and the financial impact had we applied different estimates or assumptions during the six months ended September 30, 2023. See Note 1
“Summary of Accounting Policies”
in our consolidated financial statements included in this report for more information on the critical accounting policies we apply in these areas and the relevant footnote disclosures referred to in the table for more information around how these critical accounting policies and critical accounting estimates have been applied.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the six months ended September 30, 2023
Fair value of financial instruments Note 2 “Fair value measurements”	Estimating fair value for financial instruments
A significant portion of our financial instruments are carried at fair value. The fair values of these financial instruments may not only be measured at quoted prices but also impacted by other factors, including selection of valuation techniques/ models and other assumptions that require judgment.

This may affect the amount and timing of unrealized gains or losses recognized in the consolidated statements of income for a particular financial instrument.

Selection of appropriate valuation techniques

•  For financial instruments measured at fair values where quoted prices are available in active markets, we typically use quoted prices as level 1 inputs for determining the fair values of these financial instruments.

•  For financial instruments where such quoted prices are not available, fair values of these financial instruments are measured using level 2 or level 3 inputs. Significant judgment is involved in selection of appropriate valuation techniques and validation of assumptions applied in models because the estimated fair values measured could vary depending on which models and assumptions are used. When selecting valuation techniques, various factors such as the particular circumstances and markets where these financial instruments are traded, the availability of reliable inputs, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs are considered.

Significance of level 3 inputs

•  Fair values are more judgmental when we use level 3 inputs, which are based on significant non-market
based unobservable inputs.

For these instruments, fair value is determined based on management’s judgment about the assumption that market participant would use in pricing the instruments, including perception of liquidity, economic environment and the risks affecting the specific instruments.

See Note 2
“Fair value measurements”
for further information around our valuation methodologies and our policy for classification of financial instruments within the fair value hierarchy.

Level 3 financial assets (net of derivative liabilities) increased from ¥868 billion as of March 31, 2023 to ¥1,014 billion as of September 30, 2023. Total level 3 financial assets to total financial assets carried at fair value on a recurring basis ratio was 6 % as of September 30, 2023 (5% as of March 31, 2023.)

See Note 2
“Fair Value measurements”
for further quantitative and qualitative information regarding level 3 inputs, including the sensitivity of fair values of the underlying financial instruments to changes in level 3 inputs.

Critical accounting policy	Critical accounting estimates	Key subjective assumptions or judgments by management	Effect of changes in estimates and assumptions during the six months ended September 30, 2023
Litigation provisions Note 14 “Commitments, contingencies and guarantees”	Determination of whether a loss is probable and measurement of provisions and reasonably possible loss
In the normal course of business, we may be involved in investigations, lawsuits and other legal proceedings (“legal matters”) and, as a result, may suffer losses from any fines, penalties or settlements we choose to make to resolve the matters. The losses could be significant to our consolidated results of operations. Various judgments and assumptions are required by management around the likelihood of loss in respect of a legal matter and the eventual amount of such loss.

Determination if a loss is probable

•  Recognition of legal provisions are only required if a loss is probable and can be reasonably estimated.

•  Significant judgment required in deciding the likelihood of whether a loss from a legal matter is probable, reasonably possible or remote.

•  Such judgment usually involves consideration of external legal counsel opinion, our own historical experiences in court and similar matters, progress of regulatory investigation or litigation proceedings, and the appetite of management or the counterparty to settle the matter.

•  If a loss is only considered to be reasonably possible or remote, no legal provision is required.

Measurement of a probable or reasonably possible loss

•  Once a loss in respect of a legal matter has been determined as being probable of occurring, a legal provision is recognized when the amount of such loss or a range of loss can be reasonably estimated.

•  Where a loss is reasonably possible rather than probable of occurring, and such loss or range of reasonably possible loss can be reasonably estimated, the reasonably possible maximum loss in excess of any amounts recognized as a legal provision is disclosed.

•  All of the above determination is often inherently difficult, especially for legal claims or regulatory investigations that are indeterminate or still at an early stage.

•  In exceptional circumstances, where we believe a loss is probable or reasonably possible, but we are unable to reasonably estimate the amount of such loss, due to inherent complexities or other reasons surrounding the legal matter, we are unable to recognize a legal provision or disclose the relevant amount of reasonably possible loss and disclose this fact.

See Note 14
“Commitments, contingencies and guarantees”
for details of the various legal matters we are currently involved with, including those where legal provisions have been recognized or where a loss is considered reasonably possible.

If we concluded as of December 15, 2023 that for those legal matters where an estimate of reasonably possible loss can be made, where the risk of loss was considered probable rather than just reasonably possible, we would recognize additional legal provisions through earnings of approximately ¥32 billion.

However, this estimate does not include the impact of probable losses where we cannot reasonably estimate such losses.

Assets and Liabilities Associated with Investment and Financial Services Business
Exposure to Certain Financial Instruments and Counterparties
Market conditions continue to impact numerous products to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and other counterparties in the normal course of business.
Leveraged Finance
We provide loans to clients in connection with leveraged
buy-outs
and leveraged
buy-ins.
As this type of finance is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions.
The following table presents our exposure to leveraged finance transactions, separately showing funded and unfunded commitments by geographic location of the target company as of September 30, 2023.

	Millions of yen
	September 30, 2023
	Funded	Unfunded	Total
Europe	¥18,052	¥70,950	¥89,002
Americas	21,359	124,812	146,171
Asia and Oceania	18,529	21,756	40,285

Total	¥57,940	¥217,518	¥275,458

Special Purpose Entities (“SPEs”)
Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.
For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 6. “
Securitizations and Variable Interest Entities
” included in our interim consolidated financial statements.
Accounting Developments
See Note 1
“Summary of accounting policies: New accounting pronouncements recently adopted”
in our interim consolidated financial statements.

Deferred Tax Assets Information
Details of deferred tax assets and liabilities
The following table presents details of deferred tax assets and liabilities reported within
Other assets
—
Other
and
Other liabilities
, respectively, in the consolidated balance sheets as of September 30, 2023.

Millions of yen
September 30, 2023
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥40,779
Investments in subsidiaries and affiliates	7,389
Valuation of financial instruments	150,895
Accrued pension and severance costs	16,822
Other accrued expenses and provisions	76,502
Operating losses	464,795
Lease liabilities	51,922
Other	18,769

Gross deferred tax assets	827,873
Less—Valuation allowances	(569,483)

Total deferred tax assets	258,390

Deferred tax liabilities
Investments in subsidiaries and affiliates	108,078
Valuation of financial instruments	130,880
Undistributed earnings of foreign subsidiaries	2,946
Valuation of fixed assets	22,307
Right-of-use assets	45,883
Other	5,000

Total deferred tax liabilities	315,094

Net deferred tax assets (liabilities)	¥(56,704)

Calculation method of deferred tax assets
In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. Valuation allowances are provided for tax benefits available to us, which are not deemed more likely than not to be realized.
Legal Proceedings
For a discussion of our litigation and related matters, see Note 14 “
Commitments, contingencies and guarantees
” in our interim consolidated financial statements.

Liquidity and Capital Resources
Funding and Liquidity Management
Overview
We define liquidity risk as the risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions. This risk could arise from Nomura-specific or market-wide events such as inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Our global liquidity risk management policy is based on liquidity risk appetite formulated by the Executive Management Board (“EMB”). Nomura’s liquidity risk management, under market-wide stress and in addition, under Nomura-specific stress, seeks to ensure enough continuous liquidity to meet all funding requirements and unsecured debt obligations across one year and
30-day
periods, respectively, without raising funds through unsecured funding or through the liquidation of assets. We are required to meet regulatory notice on the liquidity coverage ratio and the net stable funding ratio issued by the FSA.
We have in place a number of liquidity risk management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio; (2) Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio; (3) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (4) Management of Credit Lines to Nomura Group Entities; (5) Implementation of Liquidity Stress Tests; and (6) Contingency Funding Plan.
Our EMB has the authority to make decisions concerning group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over group liquidity management based on decisions made by the EMB.
1. Centralized Control of Residual Cash and Maintenance of Liquidity Portfolio.
We centrally control residual cash held at Nomura Group entities for effective liquidity utilization purposes. As for the usage of funds, the CFO decides the maximum amount of available funds, provided without posting any collateral, for allocation within Nomura and the EMB allocates the funds to each business division. Global Treasury monitors usage by businesses and reports to the EMB.
In order to enable us to transfer funds smoothly between group entities, we limit the issuance of securities by regulated broker-dealers or banking entities within the Nomura Group and seek to raise unsecured funding primarily through the Company or through unregulated subsidiaries. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across the Nomura Group.
To meet any potential liquidity requirement, we maintain a liquidity portfolio, managed by Global Treasury apart from other assets, in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of September 30, 2023, our liquidity portfolio was ¥7,767.1 billion which sufficiently met liquidity requirements under the stress scenarios.
The following table presents a breakdown of our liquidity portfolio by type of financial assets as of March 31, 2023 and September 30, 2023 and averages maintained for the years ended March 31, 2023 and September 30, 2023. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2023	March 31, 2023	Average for six months ended September 30, 2023	September 30, 2023
Cash, cash equivalents and time deposits (1)	¥3,155.5	¥3,229.3	¥3,532.1	¥3,580.3
Government securities	4,073.8	3,984.0	3,981.1	3,811.9
Others (2)	416.9	441.0	420.1	374.8

Total liquidity portfolio	¥7,646.2	¥7,654.3	¥7,933.2	¥7,767.1

(1)	Cash, cash equivalents, and time deposits include nostro balances and deposits with both central banks and market counterparties that are readily available to support the liquidity position of Nomura.
(2)	Others include other liquid financial assets such as money market funds and U.S. agency securities.

The following table presents a breakdown of our liquidity portfolio by currency as of March 31, 2023 and September 30, 2023 and averages maintained for the years ended March 31, 2023 and September 30, 2023. Yearly averages are calculated using month-end
amounts.

	Billions of yen
	Average for year ended March 31, 2023	March 31, 2023	Average for six months ended September 30, 2023	September 30, 2023
Japanese Yen	¥1,613.6	¥1,852.0	¥1,882.8	¥1,603.0
U.S. Dollar	4,326.0	3,953.3	4,151.5	4,186.9
Euro	869.3	964.5	975.6	950.7
British Pound	505.7	522.4	510.8	597.9
Others (1)	331.6	362.1	412.6	428.6

Total liquidity portfolio	¥7,646.2	¥7,654.3	¥7,933.2	¥7,767.1

(1)	Includes other currencies such as the Australian Dollar, the Canadian Dollar and the Swiss Franc.
We assess our liquidity portfolio requirements globally as well as by each major operating entity in the Nomura Group. We primarily maintain our liquidity portfolio at Nomura Holdings, Inc. (“NHI”) and Nomura Securities Co., Ltd. (“NSC”), our other major broker-dealer subsidiaries, our bank subsidiaries, and other group entities. In determining the amounts and entities which hold this liquidity portfolio, we consider legal, regulatory and tax restrictions which may impact our ability to freely transfer liquidity across different entities in the Nomura Group.
The following table presents a breakdown of our liquidity portfolio by entity as of March 31, 2023 and September 30, 2023.

	Billions of yen
	March 31, 2023	September 30, 2023
NHI and NSC (1)	¥1,806.4	¥1,455.7
Major broker-dealer subsidiaries	3,012.6	3,255.2
Bank subsidiaries (2)	1,178.6	1,170.3
Other affiliates	1,656.7	1,885.9

Total liquidity portfolio	¥7,654.3	¥7,767.1

(1)
NSC, a broker-dealer located in Japan, holds an account with the Bank of Japan (“BOJ”) and has direct access to the BOJ Lombard facility through which same day funding is available for our securities pool. Any liquidity surplus at NHI is lent to NSC via short-term intercompany loans, which can be unwound immediately when needed.

(2)	Includes Nomura Bank International plc (“NBI”), Nomura Singapore Limited and Nomura Bank (Luxembourg) S.A.
2. Utilization of Unencumbered Assets as Part of Our Liquidity Portfolio.
In addition to our liquidity portfolio, we had ¥3,410.4 billion of other unencumbered assets comprising mainly of unpledged trading assets that can be used as an additional source of secured funding. Global Treasury monitors other unencumbered assets and can, under a liquidity stress event when the contingency funding plan has been invoked, monetize and utilize the cash generated as a result. The aggregate of our liquidity portfolio and other unencumbered assets as of September 30, 2023 was ¥11,177.5 billion, which represented 337.0% of our total unsecured debt maturing within one year.

	Billions of yen
	March 31, 2023	September 30, 2023
Net liquidity value of other unencumbered assets	¥2,842.5	¥3,410.4
Liquidity portfolio	7,654.3	7,767.1

Total	¥10,496.8	¥11,177.5

3. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets
We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. We also seek to achieve diversification of our funding by market, instrument type, investors, currency, and staggered maturities in order to reduce unsecured refinancing risk.
We diversify funding by issuing various types of debt instruments—these include both structured loans and structured notes with returns linked to interest rates, currencies, equities, commodities, or related indices. We issue structured loans and structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivatives and/or the underlying assets to obtain funding equivalent to our unsecured long-term debt. The proportion of our non-Japanese
Yen denominated long-term debt increased to 59.4% of total long-term debt outstanding as of September 30, 2023 from 55.9% as of March 31, 2023.
3.1 Short-Term Unsecured Debt
Our short-term unsecured debt consists of short-term bank borrowings (including long-term bank borrowings maturing within one year), other loans, commercial paper, deposit at banking entities, certificates of deposit and debt securities maturing within one year. Deposits at banking entities and certificates of deposit comprise customer deposits and certificates of deposit of our banking subsidiaries. Short-term unsecured debt includes the current portion of long-term unsecured debt.
The following table presents an analysis of our short-term unsecured debt by type of financial liability as of March 31, 2023 and September 30, 2023.

	Billions of yen
	March 31, 2023	September 30, 2023
Short-term bank borrowings	¥203.3	¥119.0
Other loans	256.8	257.8
Commercial paper	300.0	293.1
Deposits at banking entities	1,705.0	1,596.3
Certificates of deposit	224.2	232.7
Debt securities maturing within one year	721.9	817.4

Total short-term unsecured debt	¥3,411.2	¥3,316.3

3.2 Long-Term Unsecured Debt
We meet our long-term capital requirements and also achieve both cost-effective funding and an appropriate maturity profile by routinely funding through long-term debt and diversifying across various maturities and currencies.
Our long-term unsecured debt includes senior and subordinated debt issued through U.S. registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other debt programs.
As a globally competitive financial services group in Japan, we have access to multiple global markets and major funding centers. The Company, NSC., Nomura Europe Finance N.V., NBI, Nomura International Funding Pte. Ltd. and Nomura Global Finance Co., Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is mostly issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate repayment of the debt.

The following table presents an analysis of our long-term unsecured debt by type of financial liability as of March 31, 2023 and September 30, 2023.

	Billions of yen
	March 31, 2023	September 30, 2023
Long-term deposits at banking entities	¥208.8	¥235.3
Long-term bank borrowings	3,004.9	3,333.4
Other loans	265.5	291.9
Debt securities (1)	5,291.5	5,871.2

Total long-term unsecured debt	¥8,770.7	¥9,731.8

(1)
Excludes long-term debt securities issued by consolidated special purpose entities and similar entities that meet the definition of variable interest entities under Accounting Standard Codification (“ASC”) 810 “
Consolidation
” and secured financing transactions recognized within
Long-term borrowings
as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860 “
Transfer and Servicing.
”

3.3 Maturity Profile
We also seek to maintain an average maturity for our plain vanilla debt securities and borrowings greater than or equal to three years. The average maturity for our plain vanilla debt securities and borrowings with maturities longer than one year was 3.8 years as of September 30, 2023. A significant amount of our structured loans and structured notes are linked to interest rates, currencies, equities, commodities, or related indices. These maturities are evaluated based on internal models and monitored by Global Treasury. Where there is a possibility that these may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. The model values the embedded optionality under stress market conditions in order to determine when the debt securities or borrowings are likely to be called. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings by the model.
On this basis, the average maturity of our structured loans and structured notes with maturities longer than one year was 9.5 years as of September 30, 2023. The average maturity of our entire long-term debt with maturities longer than one year including plain vanilla debt securities and borrowings was 6.8 years as of September 30, 2023.

3.4 Secured Funding
We typically fund our trading activities through secured borrowings, repurchase agreements and Japanese “Gensaki Repo” transactions. We believe such funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Our secured funding capabilities depend on the quality of the underlying collateral and market conditions. While we have shorter term secured financing for highly liquid assets, we seek longer terms for less liquid assets. We also seek to lower the refinancing risks of secured funding by transacting with a diverse group of global counterparties and delivering various types of securities collateral. In addition, we reserve an appropriate level of liquidity portfolio for the refinancing risks of secured funding maturing in the short term for less liquid assets. For more detail of secured borrowings and repurchase agreements, see Note 5 “
Collateralized transactions
” in our consolidated financial statements.

4. Management of Credit Lines to Nomura Group Entities
We maintain and expand credit lines to Nomura Group entities from other financial institutions to secure stable funding. We ensure that the maturity dates of borrowing agreements are distributed evenly throughout the year in order to prevent excessive maturities in any given period.
5. Implementation of Liquidity Stress Tests
We maintain our liquidity portfolio and monitor the sufficiency of our liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.
We assess the liquidity requirements of the Nomura Group under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under Nomura-specific and broad market-wide events, including potential credit rating downgrades at the Company and subsidiary levels. We call this risk analysis our Maximum Cumulative Outflow (“MCO”) framework.
The MCO framework is designed to incorporate the primary liquidity risks for Nomura and models the relevant future cash flows in the following two primary scenarios:

•	Stressed scenario—To maintain adequate liquidity during a severe market-wide liquidity event without raising funds through unsecured financing or through the liquidation of assets for a year; and

•
Acute stress scenario—To maintain adequate liquidity during a severe market-wide liquidity event coupled with credit concerns regarding Nomura’s liquidity position, without raising funds through unsecured financing or through the liquidation of assets for 30 days.

We assume that Nomura will not be able to liquidate assets or adjust its business model during the time horizons used in each of these scenarios. The MCO framework therefore defines the amount of liquidity required to be held in order to meet our expected liquidity needs in a stress event to a level we believe appropriate based on our liquidity risk appetite.
As of September 30, 2023, our liquidity portfolio exceeded net cash outflows under the stress scenarios described above.
We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios includes the following assumptions:

•	No liquidation of assets;

•	No ability to issue additional unsecured funding;

•	Upcoming maturities of unsecured debt (maturities less than one year);

•	Potential buybacks of our outstanding debt;

•	Loss of secured funding lines particularly for less liquid assets;

•	Fluctuation of funding needs under normal business circumstances;

•	Cash deposits and free collateral roll-off in a stress event;

•	Widening of haircuts on outstanding repo funding;

•	Additional collateralization requirements of clearing banks and depositories;

•	Drawdown on loan commitments;

•	Loss of liquidity from market losses;

•	Assuming a two-notch downgrade of our credit ratings, the aggregate fair value of assets that we would be required to post as additional collateral in connection with our derivative contracts; and

•	Legal and regulatory requirements that can restrict the flow of funds between entities in the Nomura Group.

6. Contingency Funding Plan
We have developed a detailed Contingency Funding Plan (“CFP”) to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of our CFP, we have developed an approach for analyzing and quantifying the impact of any liquidity crisis. This allows us to estimate the likely impact of both Nomura-specific and market-wide events; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at a legal entity level in order to capture specific cash requirements at the local level—it assumes that our parent company does not have access to cash that may be trapped at a subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our CFP for different Nomura-specific and market-wide events. We also have access to central banks including, but not exclusively, the BOJ, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.
Liquidity Regulatory Framework
In 2008, the Basel Committee published “Principles for Sound Liquidity Risk Management and Supervision”. To complement these principles, the Committee has further strengthened its liquidity risk management framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.
The first objective is to promote short-term resilience of a financial institution’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for 30 days. The Committee developed the Liquidity Coverage Ratio (“LCR”) to achieve this objective.
The second objective is to promote resilience over a longer time horizon by creating additional incentives for financial institutions to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (“NSFR”) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.
These two standards are comprised mainly of specific parameters which are internationally “harmonized” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.
In Japan, the regulatory notice on the LCR, based on the international agreement issued by the Basel Committee with necessary national revisions, was published by Financial Services Agency (on October 31, 2014). The notices have been implemented since the end of March 2015 with phased-in
minimum standards. Average of Nomura’s LCRs for the three months ended September 30, 2023 was 193.7%, and Nomura was compliant with requirements of the above notices. As for the NSFR, the revision of the liquidity regulatory notice was published by FSA (on March 31, 2021) and it has been implemented from the end of September 2021. Nomura’s NSFR as of September 30, 2023 was compliant with the regulatory requirements.

Cash Flows
Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities. For the six months ended September 2022, we recorded net cash outflows from operating activities as well as investing activities. For the six months ended September 2023, we recorded net cash outflows from operating activities as well as investing activities as discussed in the comparative analysis below.
The following table presents the summary information on our consolidated cash flows for the six months ended September 30, 2022 and 2023.

	Billions of yen
	Six months ended September 30
	2022	2023
Net cash used in operating activities	¥(659.9)	¥(147.8)
Net income	17.1	61.5
Trading assets and private equity and debt investments	(1,293.5)	(609.1)
Trading liabilities	1,598.3	(59.3)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,254.9)	627.5
Securities borrowed, net of securities loaned	270.7	(166.4)
Loans and receivables, net of allowance for credit losses	(275.4)	(383.3)
Payables	408.0	521.6
Other, net	(130.3)	(140.3)
Net cash used in investing activities	(7.8)	(61.2)
Net cash provided by financing activities	755.4	293.8
Long-term borrowings, net	466.0	499.8
Short-term borrowings, net	121.2	(11.9)
Other, net	168.2	(194.2)
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	271.5	199.7

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	359.3	284.4
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,316.4	3,820.9

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥3,675.7	¥4,105.3

See the consolidated statements of cash flows in our consolidated financial statements included within this annual report for more detailed information.
For the six months ended September 30, 2023, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥284.4 billion to ¥4,105.3 billion. There were net cash inflows of ¥293.8 billion from financing activities, primary due to net cash inflows of ¥499.8 billion by an increase in
Long-term borrowings, net.
There were net cash outflows of ¥147.8 billion from operating activities, primary due to an increase of ¥609.1 billion in
Trading assets and private equity and debt investments
, offset against a decrease of ¥627.5 billion in
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase
.
For the six months ended September 30, 2022, our cash, cash equivalents, restricted cash and restricted cash equivalents increased by ¥359.3 billion to ¥3,675.7 billion. There were net cash inflows of ¥755.4 billion from financing activities, primary due to net cash inflows of ¥466.0 billion by an increase in
Long-term borrowings, net.
There were net cash outflows of ¥659.9 billion from operating activities, primary due to an increase of ¥1,293.5 billion in
Trading assets and private equity and debt investments
, offset against a decrease of ¥1,598.3 billion in
Trading liabilities
.

Balance Sheet and Financial Leverage
Total assets as of September 30, 2023, were ¥54,815.3 billion, an increase of ¥7,043.5 billion compared with ¥47,771.8 billion as of March 31, 2023, primarily due to an increase in
Securities purchased under agreements to resell.
Total liabilities as of September 30, 2023, were ¥51,443.0 billion, an increase of ¥6,895.4 billion compared with ¥44,547.7 billion as of March 31, 2023, primarily due to an increase in
Securities sold under agreements to repurchase.
NHI shareholders’ equity as of September 30, 2023, was ¥3,291.4 billion, an increase of ¥142.9 billion compared with ¥3,148.6 billion as of March 31, 2023, primarily due to an increase in
Accumulated other comprehensive income
.
We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.
As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our annual report can compare our leverage against other financial institutions. Adjusted leverage ratio is a non-GAAP
financial measure that Nomura considers to be a useful supplemental measure of leverage.
The following table presents NHI shareholders’ equity, total assets, adjusted assets and leverage ratios as of March 31, 2023 and September 30, 2023.

	Billions of yen, except ratios
	March 31, 2023		September 30, 2023
NHI shareholders’ equity	¥3,148.6		¥3,291.4
Total assets	47,771.8		54,815.3
Adjusted assets (1)	29,654.3		33,045.4
Leverage ratio (2)	15.2	x	16.7	x
Adjusted leverage ratio (3)	9.4	x	10.0	x

(1)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed . Adjusted assets is a non-GAAP financial measure.
(2)	Equals total assets divided by NHI shareholders’ equity.
(3)	Equals adjusted assets divided by NHI shareholders’ equity.

	Billions of yen
	March 31, 2023	September 30, 2023
Total assets	¥47,771.8	¥54,815.3
Less:
Securities purchased under agreements to resell	13,834.5	16,973.4
Securities borrowed	4,283.0	4,796.5

Adjusted assets	¥29,654.3	¥33,045.4

Total assets increased by 14.7% reflecting primarily an increase in
Securities purchased under agreements to resell
. NHI shareholders’ equity increased by 4.5% primarily due to an increase in
Accumulated other comprehensive income.
As a result, our leverage ratio rose from 15.2 times as of March 31, 2023 to 16.7 times as of September 30, 2023.
Adjusted assets increased primarily due to an increase in
Trading assets
. As a result, our adjusted leverage ratio rose from 9.4 times as of March 31, 2023 to 10.0 times as of September 30, 2023.

Capital Management
Capital Management Policy
We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.
Dividends
We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out
ratio of at least 40 percent of each semi-annual consolidated earnings as a key indicator.
Dividend payments are determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the Company’s consolidated financial performance.
Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.
Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.
With respect to retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.
Dividends for the Fiscal Year
Based on our Capital Management Policy described above, we paid a dividend of ¥8 per share to shareholders of record as of September 30, 2023.
The following table sets forth the amounts of dividends per share paid by us in respect of the periods indicated:

Fiscal year ended or ending March 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
2019	¥—	¥3.00	¥—	¥3.00	¥6.00
2020	—	15.00	—	5.00	20.00
2021	—	20.00	—	15.00	35.00
2022	—	8.00	—	14.00	22.00
2023	—	5.00	—	12.00	17.00
2024	—	8.00	—
Consolidated Regulatory Capital Requirements
The FSA established the “Guideline for Financial Conglomerates Supervision” (“Financial Conglomerates Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerates Guideline from April 2005.
The Company has been assigned by the FSA as a Final Designated Parent Company who must calculate a consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our consolidated capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. In December 2011, we began to measure the consolidated capital adequacy ratio in accordance with Basel 2.5, a major revision of the measurement method for market risk equivalents. Furthermore, from the end of March 2013, we have been measuring the consolidated capital adequacy ratio based on the content of Capital Adequacy Notice on Final Designated Parent Company further revised to be in line with Basel III, which redefined capital items for the purpose of requiring higher quality of capital and expansion of the scope of credit risk-weighted assets calculation.

In accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated capital adequacy ratio is currently calculated based on the amounts of common equity Tier 1 capital, Tier 1 capital (sum of common equity Tier 1 capital and additional Tier 1 capital), total capital (sum of Tier 1 capital and Tier 2 capital), credit risk-weighted assets, market risk and operational risk. As of September 30, 2023, our common equity Tier 1 capital ratio is 16.55%, Tier 1 capital ratio is 18.62% and consolidated capital adequacy ratio is 18.62% and we are in compliance with the requirement for each ratio set out in the Capital Adequacy Notice on Final Designated Parent Company etc. (required level including applicable minimum consolidated capital buffers as of September 30, 2023 is 7.75% for the common equity Tier 1 capital ratio, 9.25% for the Tier 1 capital ratio and 11.25% for the consolidated capital adequacy ratio).
In accordance with Article 2 of the “Notice of the Establishment of Standards that Indicate Soundness pertaining to Loss-absorbing and Recapitalization Capacity, Established as Criteria by which the Highest Designated Parent Company is to Judge the Soundness in the Management of the Highest Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (the “TLAC Notification”), we have started calculating our external TLAC ratio on a risk-weighted assets basis from March 2021. As of September 30, 2023, our external TLAC as a percentage of risk-weighted assets is 33.94% and we are in compliance with the requirement set out in the TLAC Notification.
The following table presents the Company’s consolidated capital adequacy ratios, consolidated leverage ratio and External TLAC ratios as of March 31, 2023 and September 30, 2023.

	Billions of yen, except ratios
	March 31, 2023	September 30, 2023
Common equity Tier 1 capital	¥2,828.8	¥3,005.8
Tier 1 capital	3,203.7	3,382.5
Total capital	3,204.1	3,382.9
Risk-Weighted Assets
Credit risk-weighted assets	8,385.8	8,969.2
Market risk equivalent assets	6,270.6	6,575.2
Operational risk equivalent assets	2,667.5	2,615.6

Total risk-weighted assets	¥17,323.9	¥18,160.1

Consolidated Capital Adequacy Ratios
Common equity Tier 1 capital ratio	16.32%	16.55%
Tier 1 capital ratio	18.49%	18.62%
Consolidated capital adequacy ratio	18.49%	18.62%
Consolidated Leverage Ratio	5.63%	5.18%
External TLAC Ratios
Risk-weighted assets basis	31.78%	33.94%
Leverage ratio exposure measure basis	10.63%	10.34%
Since the end of March 2011, we have been calculating credit risk-weighted assets and operational risk equivalent assets by using the foundation Internal Ratings-Based Approach and the Standardized Approach, respectively, with the approval of the FSA. Furthermore, market risk equivalent assets are calculated using the Internal Models Approach.
We provide consolidated capital adequacy ratios not only to demonstrate that we are in compliance with the requirements set out in the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of this annual report can compare our capital position against those of other financial groups to which Basel III is applied. Our management receives and reviews these capital ratios on a regular basis.

Consolidated Leverage Ratio Requirements
In March 2019, the FSA set out requirements for the calculation and disclosure and minimum requirement of 3% of a consolidated leverage ratio, and the publication of “Notice of the Establishment of Standards for Determining Whether the Adequacy of Leverage, the Supplementary Measure to the Adequacy of Equity Capital of a Final Designated Parent Company and its Subsidiary Corporations, etc. is Appropriate Compared to the Assets Held by the Final Designated Parent Company and its Subsidiary Corporations, etc., under Paragraph 1, Article
57-17
of the Financial Instruments and Exchange Act” (2019 FSA Regulatory Notice No. 13; “Notice on Consolidated Leverage Ratio”), through amendments to revising “Specification of items which a final designated parent company should disclose on documents to show the status of its sound management” (2010 FSA Regulatory Notice No. 132; “Notice on Pillar 3 Disclosure”). In June 2020, the FSA published amendments to the Notice on Consolidated Leverage Ratio, in coordination with the monetary policy of the Bank of Japan in response to the impact of the
COVID-19
pandemic. Under this amendment, deposits with the Bank of Japan have been excluded from the total exposure measure used to calculate the leverage ratio. We began measuring and disclosing its consolidated leverage ratio at the end of March 2015 in accordance with these Notices. In addition, from the end of March 2019, the Company has been measuring the consolidated leverage ratio in accordance with the Notice on Pillar 3 Disclosure, Notice on Consolidated Leverage Ratio and other related Notices. As of September 30, 2023, our consolidated leverage ratio is 5.18%.
In accordance with Article 2 of the TLAC Notification we have started calculating our external TLAC ratio on a total exposure basis from March 2021. As of September 30, 2023, our external TLAC as a percentage of leverage ratio exposure measure is 10.34% and we are in compliance with the requirement set out in the TLAC Notification.

Regulatory changes which affect us
The Basel Committee has issued a series of announcements regarding a Basel III program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.
On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. They include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment (“CVA”) charge for OTC derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; introducing a series of measures to address concerns over the “procyclicality” of the current framework; and introducing a liquidity standard including a
30-day
liquidity coverage ratio as well as the net stable funding ratio to measure stability of financing structure. These standards were implemented from 2013, which includes transitional treatment, (i.e. they are phased in gradually from 2013). In addition, the Basel Committee has issued interim rules for the capitalization of bank exposures to central counterparties (“CCPs”) on July 25, 2012, which came into effect in 2013 as part of Basel III. Moreover, in addition to Basel III leverage ratio framework under which we started the calculation and disclosure of consolidated leverage ratio as above, a series of final standards on the regulatory frameworks such as capital requirements for banks’ equity investments in funds, the standardized approach for measuring counterparty credit risk exposures, capital requirements for bank exposures to CCPs, supervisory framework for measuring and controlling large exposures, and revisions to the securitization framework, and revised framework for market risk capital requirements have been published by the Basel Committee.
At the
G-20
summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important banks
(“G-SIBs”)
and the additional requirements to the
G-SIBs
including the recovery and resolution plan. The group of
G-SIBs
have been updated annually and published by the FSB each November. Since November 2011, we have not been designated as a
G-SIBs.
On the other hand, the FSB and the Basel Committee were asked to work on extending the framework for
G-SIBs
to domestic systemically important financial institutions
(“D-SIBs”)
and the Basel Committee developed and published a set of principles on the assessment methodology and the higher loss absorbency requirement for
D-SIBs.
In December 2015, the FSA identified us as a
D-SIB
and required additional capital charge of 0.5% after March 2016, with
3-year
transitional arrangement.
In November 2015, the FSB issued the final TLAC standard for
G-SIBs.
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution. In response to the FSB’s publication of the TLAC standard, in April 2016, the FSA published its policy to develop the TLAC framework in Japan applicable to Japanese
G-SIBs
and, in April 2018, revised such policy to apply the TLAC requirements in Japan not only to Japanese
G-SIBs
but also to Japanese
D-SIBs
that are deemed (i) of particular need for a cross-border resolution arrangement and (ii) of particular systemic significance to Japanese financial system if they fail. In the revised policy, the Japanese
G-SIBs
and Nomura (“TLAC Covered SIBs”) would be subject to the TLAC requirements in Japan. On March 2019, the FSA published the notices and revised the guidelines of TLAC regulations. Although Nomura is not identified as a
G-SIB
as of the date of this annual report, the TLAC Covered SIBs, including Nomura, will be required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework. Specifically, Nomura will be required to meet a minimum TLAC requirement of holding TLAC in an amount at least 16% of our consolidated risk-weighted assets as from March 31, 2021 and at least 18% as from March 31, 2024 as well as at least 6% of the applicable Basel III leverage ratio denominator from March 31, 2021 and at least 6.75% from March 31, 2024 (which 6.75% will be increased, pursuant to recent amendment to the TLAC regulations in Japan, to 7.1% from April 1,2024).
Furthermore, according to the FSA’s revised policy published in April 2018, which is subject to change based on future international discussions, the preferred resolution strategy for the TLAC Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution powers are applied to the top of a group by a single national resolution authority (i.e. the FSA), although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant the TLAC Covered SIBs in crisis.
To implement this SPE resolution strategy effectively, the FSA requires holding companies of the TLAC Covered SIBs (“Domestic Resolution Entities”) to (i) meet the minimum external TLAC requirements and (ii) cause their material subsidiaries that are designated as systemically important by the FSA, including but not limited to certain material sub-groups
as provided in the FSB’s TLAC standard, to maintain a certain level of capital and debt recognized by the FSA as having loss-absorbing and recapitalization capacity, or Internal TLAC.

In addition, the TLAC Covered SIBs’ Domestic Resolution Entities will be allowed to count the amount equivalent to 2.5% of their consolidated risk-weighted assets from the implementation date of the TLAC requirements in Japan (March 31, 2021 for Nomura) and 3.5% of their consolidated risk-weighted assets from 3 years after the implementation date (March 31, 2024 for Nomura) as our external TLAC, considering the Japanese Deposit Insurance Fund Reserves.
It is likely that the FSA’s regulation and notice will be revised further to be in line with a series of rules and standards proposed by the Basel Committee, FSB or International Organization of Securities Commissions.

Credit Ratings
We obtain credit ratings on our long-term and short-term debt from S&P Global Ratings, Moody’s Investors Service, Fitch Ratings, Rating and Investment Information, Inc. and Japan Credit Rating Agency.
There were no significant rating actions in the first half of the fiscal year ending March 2024.
As of November 17th, 2023, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	BBB+ (Stable)
Moody’s Investors Service	—	Baa1 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)

Nomura Securities Co. , Ltd.	Short-term Debt	Long-term Debt
S&P Global Ratings	A-2	A- (Stable)
Moody’s Investors Service	P-2	A3 (Negative)
Fitch Ratings	F1	A- (Stable)
Rating and Investment Information, Inc.	a-1	A+ (Stable)
Japan Credit Rating Agency, Ltd.	—	AA- (Stable)

Off-Balance
Sheet Arrangements
Off-balance
sheet entities
In the normal course of business, we engage in a variety of
off-balance
sheet arrangements with
off-balance
sheet entities which may have an impact on Nomura’s future financial position and performance.
Off-balance
sheet arrangements with
off-balance
sheet entities include where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves to provide credit, liquidity or market risk support to such entity;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•
any obligation, including a contingent obligation, arising out of a variable interest in an off-balance
sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance
sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.
Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In connection with our securitization and equity derivative activities, we also act as a transferor of financial assets to these entities, as well as, underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance
sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.
For further information about transactions with VIEs, see Note 6 “
Securitizations and Variable Interest Entities
” in our interim consolidated financial statements.
Contractual Obligations
Since March 31, 2023, there have been no other material changes outside our ordinary course of business in connection with our standby letters of credit and other guarantees, long-term borrowings and contractual interest payments, operating lease commitments, finance lease commitments, purchase obligations, commitments to extend credit and commitments to invest in partnerships.
For further details on our commitments, contingencies and guarantees, see Note 14 “
Commitments, contingencies and guarantees
” in our interim consolidated financial statements.

Quantitative and Qualitative Disclosures about Market, Credit and Other Risk
Overview of Risk Management
Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to control, monitor and report those risks in a comprehensive manner in order to maintain financial soundness and to sustain and enhance its enterprise value.
Risk Management
Nomura defines risks as (i) the potential erosion of Nomura’s capital base due to unexpected losses arising from risks to which its business operations are exposed, such as market risk, credit risk, operational risk and model risk, (ii) liquidity risk, the potential lack of access to funds or higher cost of funding than normal levels due to a deterioration in Nomura’s creditworthiness or deterioration in market conditions, and (iii) strategic risk, the risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.
A fundamental principle established by Nomura is that all employees shall regard themselves as principals of risk management and appropriately manage these risks. Nomura seeks to promote a culture of proactive risk management throughout all levels of the organization and to limit risks to the confines of its risk appetite. The risk management framework that Nomura uses to manage these risks consists of its risk appetite, risk management governance and oversight, the management of financial resources, the management of all risk classes, and processes to measure and control risks. Furthermore, in response to the U.S. Prime Brokerage Event, we reviewed our risk management framework for considering improvements thereto. Each of these key components is explained in further detail below.
As a part of the efforts to enhance the risk management governance, the Board Risk Committee (the “BRC”) was formally established on October 29, 2021 to discuss important risks independently of the execution side within the high-level governance structure. The BRC assists the Board of Directors (the “BoD”) in supervising such matters as (i) providing consent to Risk Appetite Statement, (ii) providing consent to the main design of the risk management framework, (iii) results of analysis and verification or future forecasts of risk environment, and (iv) supervision over execution state of the overall risk management and medium- to long-term risk strategies for contributing to the sophistication of the Group’s risk management.
Nomura engages in the risk management through the Three Lines of Defense framework.

•
First Line of Defense: All executives and employees of the front office for Financial Risk and all executives and employees for
Non-Financial
Risk are primarily responsible for risk management and assume the consequences associated with business execution and to provide evidence and justify that the risk arising from their business activities is in line with risk appetite.

•
Second Line of Defense: The department responsible for risk management supports and monitors management activities on the First Line of Defense and reports to boards and the senior management. In addition, the Second Line independently evaluates risk management governance established by the First Line.

•
Third Line of Defense: The Internal Audit function examines and evaluates the risk management from an independent standpoint, provides advice for improvement, and reports the examination and evaluation are reported to the Audit Committee.

Risk Appetite
Nomura has determined the types and levels of risk that it will assume in pursuit of its strategic objectives and business plan and has articulated this in its Risk Appetite Statement. This document is jointly submitted by the Chief Risk Officer (the “CRO”) and the Chief Financial Officer (the “CFO”) to the Executive Management Board (the “EMB”) for approval. It will then be further reviewed at the BRC through the authority to consent to the relevant proposal raised by the executive side. The Risk Appetite Statement provides an aggregated view of risk and includes capital adequacy, liquidity, financial risk and non-financial
risk. It is subject to regular monitoring and breach escalation as appropriate by the owner of the relevant risk appetite statement.
Nomura’s Risk Appetite Statement is required to be reviewed at least annually by the EMB but it is reviewed on an ad hoc basis if necessary, and must specifically be reviewed following any significant changes in Nomura’s strategy. Risk appetite underpins all additional aspects of Nomura’s risk management framework.

Risk Management Governance and Oversight
Committee Governance
Nomura has established a committee structure to facilitate effective business operations and management of Nomura’s risks. The formal governance structure for risk management within Nomura is as follows:

Board of Directors
The BoD determines the policy for the execution of the business of Nomura and other matters prescribed in laws and regulations, supervises the execution of Directors’ and Executive Officers’ duties and has the authority to adopt, alter or abolish the regulations of the EMB.
Board Risk Committee
The BRC provides specialized oversight to deepen the oversight functions of the BoD. To ensure a high degree of independence, the BRC is chaired by an outside director. The BRC contributes to more sophisticated Group risk management mainly in the areas outlined below:

•	Amendment and abolition of the Risk Appetite Statement

•	Change in risk management framework

•	Results of analysis and verification or future forecasts of risk environment

•	Execution state of the overall risk management and medium- to long-term risk strategies
Executive Management Board
The EMB deliberates on and determines management strategy, the allocation of management resources and important management matters of Nomura, and seeks to increase shareholder value by promoting effective use of management resources and unified decision-making with regard to the execution of business. The EMB delegates responsibility for deliberation of matters concerning risk management to the GRMC. Key responsibilities of the EMB include the following:

•
Resource Allocation—At the beginning of each financial year, the EMB determines the allocation of management resources and financial resources such as risk-weighted asset and unsecured funding to business units and establishes usage limits for these resources;

•
Business Plan—At the beginning of each financial year, the EMB approves the business plan and budget of Nomura. Introduction of significant new businesses, changes to business plans, the budget and the allocation of management resources during the year are also approved by the EMB; and

•	Reporting—The EMB reports the status of its deliberations to the BoD.

Group Risk Management Committee
Upon delegation from the EMB, the GRMC deliberates on or determines important matters concerning integrated risk management of Nomura to assure the sound and effective management of its businesses. The GRMC establishes a framework of integrated risk management consistent with Nomura’s risk appetite. The GRMC supervises Nomura’s risk management by establishing and operating its risk management framework. The GRMC reports the status of key risk management issues and any other matters deemed necessary by the committee chairman to the BoD and the EMB. In addition, the GRMC, upon delegation from the EMB, has established the Risk Management Policy, describing Nomura’s overall risk management framework including the fundamental risk management principles followed by Nomura.
Group Risk Review Committee (the “GRRC”)
Upon delegation from the GRMC, the GRRC deliberates on or determines matters concerning the enterprise risk management of Nomura Group from a practical point of view and thereby assuring the sound and effective management of the businesses.
Group Reputational Risk Management Committee (the “GRRMC”)
Upon delegation from the GRMC, the GRRMC deliberates on or making necessary decisions on the matters which require consideration from the perspectives of Nomura Group’s reputation.

Asset Liability Committee (the “ALCO”)
Upon delegation from the EMB and the GRMC, the ALCO deliberates on, based on Nomura’s risk appetite determined by the EMB, balance sheet management, financial resource allocation, liquidity management and related matters. The ALCO reports to the GRMC the status of discussions at its meetings and any other matters as deemed necessary by the committee chairman.
Global Transaction Committee (the
“
GTC
”
)
Upon delegation from the GRRC, the GTC deliberates on or determines individual transactions in line with Nomura’s risk appetite determined by the EMB and thereby seeks to assure the sound and effective management of Nomura’s businesses.
Electronic and Algorithmic Trading Risk Oversight Committee (the “EATROC”)
Upon delegation from the GRRC, the EATROC shall be responsible for all matters relating to the development and implementation of a governance, risk and control management framework for Electronic and Algorithmic Trading Activity within the Nomura’s Wholesale Division.
Other Committees
Model related committees including the Global Risk Analytics Committee and the Model Risk Analytics Committee deliberate on or determine matters concerning the development, management and strategy of models upon delegation from the GRRC, respectively. The primary responsibility of these committees is to govern and provide oversight of model management, including the approval of new models and significant model changes. Each committee reports significant matters and material decisions taken to the GRRC on a regular basis. The Global Collateral Steering Committee deliberates on or determines Nomura’s collateral risk management, including concentrations, liquidity, collateral re-use,
limits and stress tests, provides direction on Nomura’s collateral strategy and ensures compliance with regulatory collateral requirements upon delegation from the CRO.
Chief Risk Officer
The CRO is responsible for setting the overall strategy and direction of the Risk Management Division. The CRO is responsible for supervising the Risk Management Division and maintaining the effectiveness of the risk management framework independently from the business units within Nomura. The CRO regularly reports on the status of Nomura’s risk management to the GRMC, and reports to and seeks the approval of the GRMC on measures required for risk management.
Chief Financial Officer
The CFO is responsible for overall financial strategy of Nomura, and has operational authority and responsibility over Nomura’s liquidity management based on decisions made by the EMB.
Other Responsible Officers
Officers, who oversee the functions in charge of Operational Risks in accordance with the Risk Management Policy of Three Lines of Defense, are responsible for formulating the appropriate management framework and taking the lead in designing Risk Appetites for Operational Risks they cover. They also cooperate with CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetites.
The Chief Compliance Officer (“CCO”) is responsible for taking the lead in the coordination for formulating the appropriate management framework and designing Risk Appetite for Reputational Risk, with the cooperation of CRO. The CCO also cooperates with CRO who is responsible for monitoring and maintaining of the effectiveness of the Risk Appetite.
Risk Policy Framework
Policies and procedures are essential tools of governance and define principles, rules and standards, and the specific processes that must be adhered to in order to effectively manage risk at Nomura. Risk management operations are designed to function in accordance with these policies and procedures.

Monitoring, Reporting and Data Integrity
Development, consolidation, monitoring and reporting of risk management information (“MI”) are fundamental to the appropriate management of risk. The aim of all risk MI is to provide a basis for sound decision-making, action and escalation as required. The Risk Management Division and the Finance Division are responsible for producing regular risk MI, which reflects the position of Nomura relative to stated risk appetite. Risk MI includes information from across the risk classes defined in the risk management framework and reflect the use of the various risk tools used to identify and assess those risks. These divisions are responsible for implementing appropriate controls over data integrity for risk MI.
Risk Management Enhancement Program (“RMEP”)
U.S. Prime Brokerage Event
In March 2021, following the default of one of our prime brokerage clients in the United States on its obligations to post additional margin in respect of its positions with us, we issued a closeout notice to the client following which we began to wind down the positions held by us and liquidate hedges held against those positions. Due to fluctuations in the market values of the hedges against the positions and our expectation that we will not be able to recover those losses from the client, we recognized significant losses in the fourth quarter and fiscal year ended March 31, 2021, and recognized additional losses in the first quarter and fiscal year ended March 31, 2022.
Our transactions with the client comprised (i) total return swaps (the “TRS transactions”), which are transactions that allow the client to obtain synthetic (i.e., derivative) long or short exposure to underlying individual equities or indices, as well as (ii) providing financing against a portfolio of securities in the client’s cash prime brokerage account. To manage credit risk in relation to prime brokerage clients, we require that prime brokerage clients deposit collateral (referred to as “margin”) in respect of their positions with us in accordance with the margin ratios applied to them. These margin ratios are determined based on the results of an internal risk assessment of the specific client and the composition of the client’s positions and may require that they post additional margin based on the effect of market movements on these ratios. TRS transactions are hedged from a market risk perspective by holding long or short positions in individual equities or indices and through derivative transactions, depending on the positions taken by the relevant client. For long equity positions taken by the client, we hold cash equity long positions in the underlying equities as well as derivative transactions. For short equity positions taken by the client, we hold cash equity short positions and derivative transactions. Lending transactions against cash prime brokerage portfolios are generally overcollateralized, and therefore not separately hedged, and we may enter into separate hedges if the value of the collateral falls.
Between January and March 2021, transaction amounts and volumes with the client increased significantly as a result of changes in market prices as well as new positions entered into by the client. However, in March 2021, the market value of certain securities in which the client held a large synthetic position experienced a sharp decline, after which we requested that the client deposit additional margin with us pursuant to our contractual agreements with the client. The client defaulted on its obligation to post additional margin, and we issued a closeout notice to the client. It became clear that the client had similar large positions with other financial institutions, and that the client had also defaulted on margin calls with these financial institutions. Although we endeavored to take a disciplined approach to unwind the positions and liquidate the hedges for the TRS transactions, taking into account both market impact and our own trading losses, due to the significant volume of positions being closed by both us and the other affected financial institutions and the effect on market prices, we recognized ¥204.2 billion of losses in earnings reported within Net gain (loss) on trading in the fourth quarter and fiscal year ended March 31, 2021. We also recognized additional provisions for current expected credit losses of ¥41.6 billion in earnings reported within other expenses in the fourth quarter and the fiscal year ended March 31, 2021 against loans extended to the client collateralized by a cash portfolio of securities, reflecting the reduced likelihood of recovery on these lending transactions. All of the positions with the client were closed out and hedges liquidated by May 17, 2021, as a result of which we recognized losses of approximately ¥65.4 billion in the first quarter and the fiscal year ended March 31, 2022, of which ¥56.1 billion booked in Equities revenues as trading loss and ¥9.3 billion booked as loan loss provision in expenses.

RMEP Overview
Following this incident, we conducted a comprehensive review of our risk management framework and considered a broad range of measures to further strengthen our risk management.
As an important measure of risk management enhancement, we established the Board Risk Committee ( “BRC”) to provide specialized oversight to deepen the oversight functions of the Board of Directors. At the same time, the existing committee to deliberate risk management matters on the executive side was partially reorganized, from the GIRMC to the GRMC, in order to effectively coordinate with the BRC on the supervisory side. For details on the BRC and the GRMC, see ‘Risk Management Governance and Oversight’.
In addition, the Steering Committee for Enhancement of Risk Management (“Steering Committee”), which was chaired by Group CEO, was established in 2021 to promote the implementation of measures to enhance risk management across the group. Under the leadership of the Steering Committee, detailed measures to enhance risk management have been categorized into four areas: business strategy, oversight, risk management, and risk culture. In August 2023, the Steering Committee was integrated into the GRMC as most of the enhancement measures have been steadily achieved.
The RMEP key achievements are as follows.
Business Strategy
We clarified our Global Markets business strategy and conducted regular reviews of the business portfolio. We also take the measures to maintain consistency between the risk profile, and other areas such as the firm’s strategic direction, risk appetite and allocation of resources.
Oversight
In order to build a more robust, global cross-border governance framework, we are taking measures related to the cross-border booking model and controls at local entities. We also set up functions which controls Financial and
Non-Financial
risk management in Wholesale Front Office. Through this initiative, we have built the framework to strengthen critical first-line risk management functions and enhance oversight of complex business activities carried out globally. In addition, we have introduced globally unified performance management for senior management in the Wholesale Division to better align individual compensation with our medium- and long-term strategic initiatives and Risk and Conduct related performance.
Risk Management
We have redesigned financial risk appetite to more explicitly describe the types and levels of risk that we accept in order to achieve the objectives of our management strategy and business plan and appetites are now expressed in more specific quantitative metrics. In addition, we reviewed our committees to strengthen the governance of portfolio risk management and transaction approvals. Further, in order to enhance the understanding and embeddedness of the roles and responsibilities related to risk management in the three lines of defense model, we clearly documented these roles and responsibilities at the group level and provided related training.
We are also enhancing various methods for measuring risks and exposures and are comprehensively reviewing risks based on multiple risk metrics, including newly developed metrics. Moreover, in order to manage risks appropriately, according to the size and complexity of the business, we have increased staff within the risk control function of the first line, the risk management function of the second line, and Internal Audit, which is the third line.
Risk Culture
As a firm that emphasizes the cultivation of a corporate culture, including a risk culture, we regularly incorporate our attitude into our various plans and publications and continue to communicate it both internally and externally. For example, we revised Nomura Group Code of Conduct in March 2022 to include a new section on “Managing risks appropriately.” In addition to further enhancing the understanding and embeddedness of risk culture through discussion-based workshops and other activities, we have developed a framework for measuring embeddedness over time by adding questions related to risk culture to the Nomura Group Employee Survey. Furthermore, we work to continuously foster our risk culture by incorporating risk culture elements into existing frameworks such as those related to hiring and performance reviews.

Management of Financial Resources
Nomura has established a framework for management of financial resources in order to adequately manage utilization of these resources. The EMB allocates financial resources to business units at the beginning of each financial year. These allocations are used to set revenue forecasts for each business units. Key components are set out below:
Risk-weighted assets
A key component used in the calculation of our consolidated capital adequacy ratios is risk-weighted assets. The EMB determines the risk appetite for our consolidated Tier 1 capital ratio on an annual basis and sets the limits for the usage of risk-weighted assets by each division and by additional lower levels of the division. In addition the EMB determines the risk appetite for the level of exposures under the leverage ratio framework which is a non-risk
based measure to supplement risk-weighted assets. See Item 4.B. “
Business Overview—Regulatory Capital Rules
” of our annual report on Form
20-F
for the fiscal year ended March 31, 2023, and “
Consolidated Regulatory Capital Requirements
” and “
Consolidated Leverage Ratio Requirements
” in this annual report for further information on our consolidated capital adequacy ratios and risk-weighted assets.
Available Funds
The CFO decides the maximum amount of available funds, provided without posting of any collateral, for allocation within Nomura and the EMB approves the allocation of the funds to each business division. Global Treasury monitors the usage by businesses and reports to the EMB.

Risk Category and Definition
Nomura categories and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Definition
Financial Risk
Market risk	Risk of loss arising from fluctuations in values of financial assets or debts (including off-balance
sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit risk	Risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. It is also the risk of loss arising through a credit valuation adjustment (the “CVA”) associated with deterioration in the creditworthiness of a counterparty.

Model risk	Risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from model errors or incorrect or inappropriate model application.

Non-financial Risk

Operational risk	Risk of financial loss or
non-financial
impact arising from inadequate or failed internal processes, people and systems, or from external events. Operational risk includes in its definition Compliance, Legal, IT and Cyber Security, Fraud, Third Party and other non-financial
risks.

Reputational risk	Possible damage to Nomura’s reputation and associated risk to earnings, capital or liquidity arising from any association, action or inaction which could be perceived by stakeholders to be inappropriate, unethical or inconsistent with Nomura Group’s values and corporate philosophy.

Liquidity risk

Liquidity risk	Risk of loss arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Other Risks
ESG: Environmental, Social and Governance	ESG is a collective term for Environmental (E), Social (S) and Governance (G) factors. “Environmental” includes issues related to impacts on the natural environment, including climate change. “Social” includes interactions with stakeholders and communities, for example the approach to human rights, workplace related issues and engagement on social issues. Governance includes issues related to corporate governance, corporate behaviour and the approach to transparent reporting.

Strategic risk	Risk to current or anticipated earning, capital, liquidity, enterprise value, or the Nomura Group’s reputation arising from adverse business decisions, poor implementation of business decisions, or lack of responsiveness to change in the industry or external environment.
Market Risk Management
Market risk is the risk of loss arising from fluctuations in values of financial assets and liabilities (including off-balance
sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).
Market Risk Management Process
Effective management of market risk requires the ability to analyze a complex and evolving portfolio in a constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.
Nomura uses a variety of statistical risk measurement tools to assess and monitor market risk on an ongoing basis, including, but not limited to, Value at Risk (“VaR”), Stressed VaR (“SVaR”) and Incremental Risk Charge. In addition, Nomura uses sensitivity analysis and stress testing to measure and analyze its market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Stress testing enables the analysis of portfolio risks or tail risks, including non-linear
behaviors and can be aggregated across risk factors at any level of the group hierarchy, from group level to business division, units or desk levels. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk
VaR is a measure of the potential loss due to adverse movements of market factors, such as equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.
VaR Methodology Assumptions
Nomura uses a single VaR model which has been implemented globally in order to determine the total trading VaR. A historical simulation is implemented, where historical market moves over a two-year
window are applied to current exposure in order to construct a profit and loss distribution. Potential losses can be estimated at required confidence levels or probabilities. For internal risk management purposes, VaR is calculated across Nomura using a
One-day
time horizon; this data is presented below. A scenario weighting scheme is employed to ensure that the VaR model responds to changing market volatility. For regulatory reporting purposes, Nomura uses a
Ten-day
time horizon, calculated using actual
Ten-day
historical market moves and employ an equal weight scheme to ensure VaR is not overly sensitive to changing market volatility. To complement VaR under Basel 2.5 regulations, Nomura also computes SVaR, which samples from a one-year
window during a period of financial stress. The SVaR window is regularly calibrated and observations are equally weighted.
Nomura’s VaR model uses exact time series for each individual risk factor. However, if good quality data is not available, a ‘proxy logic’ maps the exposure to an appropriate time series. The level of proxying taking place is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.
VaR Backtesting
The performance of Nomura’s VaR model is closely monitored to help ensure that it remains fit for purpose. The main approach for validating VaR is to compare actual
One-day
trading losses with the corresponding VaR estimate. Nomura’s VaR model is backtested at different hierarchy levels. Backtesting results are reviewed on a monthly basis by Nomura’s Risk Management Division. No trading losses exceeded the 99% VaR estimate (the currently required regulatory backtesting level) at the Nomura Group level for the six months ended September 30, 2023.
Limitations and Advantages of VaR
VaR aggregates risks from different asset classes in a transparent and intuitive way. However, there are limitations. VaR is a backward-looking measure: it implicitly assumes that distributions and correlations of recent factor moves are adequate to represent moves in the near future. VaR is appropriate for liquid markets and is not appropriate for risk factors that exhibit sudden jumps. Therefore it may understate the impact of severe events. Given these limitations, Nomura uses VaR only as one component of a diverse market risk management process.

VaR metrics: 95% Confidence Interval
One-day
VaR data using the confidence level of 95% for the six months ended September 30, 2023 and the fiscal year ended March 31, 2023 are presented below.
The following graph shows the daily VaR over the last six quarters for substantially all of Nomura’s trading positions:

The following tables show the VaR as of each of the dates indicated for substantially all of Nomura’s trading positions:

	Billions of yen
	As of
	Mar. 31, 2023	Sep. 30, 2023
Equity	¥3.3	¥3.0
Interest rate	4.7	3.5
Foreign exchange	1.4	1.7

Subtotal	9.4	8.2
Less: Diversification Benefit	(3.2)	(2.7)

VaR	¥6.2	¥5.5

	Billions of yen
	For the twelve months ended	For the six months ended
	Mar. 31, 2023	Sep. 30, 2023
Maximum daily VaR (1)	¥6.8	¥6.8
Average daily VaR (1)	4.8	5.6
Minimum daily VaR (1)	2.7	4.6

(1)	Represents the maximum, average and minimum VaR based on all daily calculations for the twelve months ended March 31, 2023 and for the six months ended September 30, 2023.

Stress Testing
Nomura conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks. Stress testing for market risk is conducted regularly, using various scenarios based upon features of trading strategies. Nomura conducts stress testing not only at the desk level, but also at the Nomura Group level with a set of common global scenarios in order to reflect the impact of market fluctuations on the entire Nomura Group.
Non-Trading
Risk
A major market risk in Nomura’s
non-trading
portfolio relates to equity investments held for operating purposes and on a long-term basis. Equity investments held for operating purposes are minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations held in order to promote existing and potential business relationships. This non-trading
portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in this portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the Tokyo Stock Exchange.
Nomura uses regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the fair value of Nomura’s equity investments held for operating purposes, which allows to determine a correlation factor. Based on this analysis for each 10% change in the TOPIX, the fair value of Nomura’s operating equity investments held for operating purposes can be expected to change by ¥6,871 million at the end of March 2023 and ¥6,892 million at the end of September 2023. The TOPIX closed at 2,003.50 points at the end of March 2023 and at 2,323.39 points at the end of September 2023. This simulation analyzes data for the entire portfolio of equity investments held for operating purposes at Nomura and therefore actual results may differ from Nomura’s expectations because of price fluctuations of individual equities.
Credit Risk Management
Credit risk is the risk of loss arising from an obligor’s default, insolvency or administrative proceeding which results in the obligor’s failure to meet its contractual obligations in accordance with agreed terms. This includes both on and off-balance
sheet exposures. It is also the risk of loss arising through a CVA associated with deterioration in the creditworthiness of a counterparty. Nomura manages credit risk on a global basis and on an individual Nomura legal entity basis.
Credit Risk Management Framework
The measurement, monitoring and management of credit risk at Nomura are governed by a set of global policies and procedures. Credit Risk Management (“CRM”), a global function within the Risk Management Division, is responsible for the implementation and maintenance of these policies and procedures. These policies are authorized by the GRMC and/or Global Risk Strategic Committee, prescribe the basic principles of credit risk management and set delegated authority, which enables CRM personnel to set credit limits.
Credit risk is managed by CRM together with various global and regional risk committees. This helps to ensure transparency of material credit risks and compliance with established credit limits, the approval of material extensions of credit and the escalation of risk concentrations to appropriate senior management.

Credit Risk Management Process
CRM operates as a credit risk control function within the Risk Management Division, reporting to the CRO. The process for managing credit risk at Nomura includes:

•	Evaluation of likelihood that a counterparty defaults on its payments and obligations;

•	Assignment of internal ratings to all active counterparties;

•	Approval of extensions of credit and establishment of credit limits;

•	Measurement, monitoring and management of Nomura’s current and potential future credit exposures;

•	Setting credit terms in legal documentation; and

•	Use of appropriate credit risk mitigants including netting, collateral and hedging.
The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.
The evaluation of counterparties’ creditworthiness involves a thorough due diligence and analysis of the business environments in which they operate, their competitive positions, management and financial strength and flexibility. Credit analysts also take into account the corporate structure and any explicit or implicit credit support. CRM evaluates credit risk not only by counterparty, but also by counterparty group.
Following the credit analysis, CRM estimates the probability of default of a given counterparty or obligor through an alphanumeric ratings scale similar to that used by rating agencies and a corresponding numeric scale. Credit analysts are responsible for assigning and maintaining the internal ratings, ensuring that each rating is reviewed and approved at least annually.
Nomura’s internal rating system employs a range of ratings models to achieve global consistency and accuracy. These models are developed and maintained by the Risk Methodology Group. Internal ratings represent a critical component of Nomura’s approach to managing counterparty credit risk. They are frequently used as key factors in:

•	Establishing the amount of counterparty credit risk that Nomura is willing to take to an individual counterparty or counterparty group (setting of credit limits);

•	Determining the level of delegated authority for setting credit limits (including tenor);

•	The frequency of credit reviews (renewal of credit limits);

•	Reporting counterparty credit risk to senior management within Nomura; and

•	Reporting counterparty credit risk to stakeholders outside of Nomura.
The Credit Risk Control Unit (“CRCU”) is a function within the Risk Model Validation Group which is independent of CRM. It seeks to ensure that Nomura’s internal rating system is properly reviewed and validated, and that breaks or issues are reported to senior management for timely resolution. The unit is responsible for ensuring that the system remains accurate and predictive of risk and provides periodic reporting on the system to senior management.
For regulatory capital calculation purposes, Nomura has been applying the Foundation Internal Rating Based Approach in calculating credit risk-weighted assets since the end of March 2011. The Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk-weighted assets.
Internal ratings are mapped to the probabilities of default (“PD”) which in turn are used for calculating credit risk-weighted assets. PDs are estimated annually by the Risk Methodology Group and validated by the CRCU through testing of conservativeness and backtesting of PDs used in calculations.

Credit Limits and Risk Measures
Internal ratings form an integral part in the assignment of credit limits to counterparties. Nomura’s credit limit framework is designed to ensure that Nomura takes appropriate credit risk in a manner that is consistent with its overall risk appetite. Global Credit policies define the delegated authority matrices that establish the maximum aggregated limit amounts and tenors that may be set for any single counterparty group based on their internal rating.
Nomura’s main type of counterparty credit risk exposures arise from derivatives transactions or securities financing transactions. Credit exposures against counterparties are managed by means of setting credit limits based upon credit analysis of individual counterparty. Credit risk is managed daily through the monitoring of credit exposure against approved credit limits and the ongoing monitoring of the creditworthiness of Nomura’s counterparties. Changes in circumstances that alter Nomura’s risk appetite for any particular counterparty, sector, industry or country are reflected in changes to the internal rating and credit limit as appropriate.
Nomura’s global credit risk management systems record credit limits and capture credit exposures to Nomura’s counterparties allowing CRM to measure, monitor and manage utilization of credit limits, ensure appropriate reporting and escalation of limit breaches.
For derivatives and securities financing transactions, Nomura measures credit risk primarily by way of a Monte Carlo-based simulation model that determines a Potential Exposure profile at a specified confidence level. The exposure calculation model used for counterparty credit risk management has also been used for the Internal Model Method based exposure calculation for regulatory capital reporting purposes since the end of December 2012. Loans and lending commitments are measured and monitored on both a funded and unfunded basis.
Wrong Way Risk
Wrong Way Risk (“WWR”) occurs when exposure to a counterparty is highly correlated with the deterioration of creditworthiness of that counterparty. Nomura has established global policies that govern the management of WWR exposures. Stress testing is used to support the assessment of WWR embedded within existing portfolios and adjustments are made to credit exposures and regulatory capital, as appropriate.
Stress Testing
Stress Testing is an integral part of Nomura’s management of credit risk. Regular stress tests are used to support the assessment of credit risks by counterparties, sectors and regions. The stress tests include potential concentrations that are highlighted as a result of applying shocks to risk factors, probabilities of default or rating migrations.
Risk Mitigation
Nomura utilizes financial instruments, agreements and practices to assist in the management of credit risk. Nomura enters into legal agreements, such as the International Swap and Derivatives Association, Inc. agreements or equivalent (referred to as “Master Netting Agreements”), with many of its counterparties. Master Netting Agreements allow netting of receivables and payables and reduce losses potentially incurred as a result of a counterparty default. Further reduction in credit risk is achieved through entering into collateral agreements that allow Nomura to obtain collateral from counterparties either upfront or contingent on exposure levels, changes in credit rating or other factors.

Credit Risk to Counterparties in Derivatives Transaction
The credit exposures arising from our trading-related derivatives as of March 31, 2023 are summarized in the table below, showing the positive fair value of derivative assets by counterparty credit rating and by remaining contractual maturity. The credit ratings are internally determined by Nomura’s CRM.

	Billions of yen
	Years to Maturity
Credit Rating	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-Maturity Netting (1)	Total Fair Value	Collateral obtained	Replacement cost (3)
							(a)	(b)	(a)-(b)
AAA	¥41	¥38	¥3	¥4	¥50	¥(107)	¥29	¥2	¥27
AA	260	362	224	55	626	(1,212)	315	47	268
A	425	437	233	149	808	(1,678)	374	101	273
BBB	193	123	79	51	342	(395)	393	134	259
BB and lower	68	135	26	24	41	(217)	77	384	—
Other (2)	37	103	82	101	723	(1,121)	(75)	103	—

Sub-total	¥1,024	¥1,198	¥647	¥384	¥2,590	¥(4,730)	¥1,113	¥771	¥827
Listed	435	63	1	—	—	(192)	307	230	77

Total	¥1,459	¥1,261	¥648	¥384	¥2,590	¥(4,922)	¥1,420	¥1,001	¥904

(1)
Represents netting of derivative liabilities against derivatives assets entered into with the same counterparty across different maturity bands. Derivative assets and derivative liabilities with the same counterparty in the same maturity band are net within the relevant maturity band. Cash collateral netting against net derivative assets in accordance with ASC
210-20
“
Balance Sheet
—
Offsetting
” and ASC 815 “
Derivatives and Hedging
” is also included.

(2)	“Other” comprises unrated counterparties and certain portfolio level valuation adjustments not allocated to specific counterparties.
(3)	Zero balances represent instances where total collateral received is in excess of the total fair value; therefore, Nomura’s credit exposure is zero.

Country Risk
At Nomura, country risk is defined as the risk of loss arising from country-specific events (such as political, economic, legal and other events) that affect counterparties and/or issuers within that country, causing those counterparties and/or issuers to be unable to meet financial obligations. Nomura’s country risk framework acts as a complement to other risk management areas and encompasses a number of tools including, but not limited to, country limits, which restrict credit exposure concentration to any given country. Other tools to manage country risk include country ratings as well as country risk policies and procedures that describe responsibilities and delegation for decision-making.
Nomura’s credit portfolio remains well-diversified by country and concentrated towards highly-rated countries. The breakdown of top 10 country exposures is as follows:

Top 10 Country Exposures (1)	Billions of yen
(As of September 30, 2023)
United States	6,386
Japan	3,265
United Kingdom	1,095
Singapore	379
South Korea	227
France	227
Canada	200
India	194
Luxembourg	190
Switzerland	170

(1)	The table represents the Top 10 country exposures as of September 30, 2023 based on country of risk, combining counterparty and inventory exposures:
-
Counterparty exposures include cash and cash equivalents held at banks; the outstanding default fund and initial margin balances posted by Nomura to central clearing counterparties as legally required under its direct and affiliate clearing memberships; the aggregate marked-to-market
exposure by counterparty of derivative transactions and securities financing transactions (net of collateral where the collateral is held under a legally enforceable margin agreement); and the fair value of total commitment amount less any applicable reserves.

-	Inventory exposures are the market value of debt and equity securities, and equity and credit derivatives, using the net of long versus short positions.

Operational Risk Management
Operational risk is the risk of financial loss, or
non-financial
impacts such as violations of laws and regulations or deterioration of the reputation of Nomura, resulting from inadequate or failed internal processes, people, and systems or from external events. Operational risk includes in its definition Compliance, Legal, IT, and Cyber Security, Fraud, Third Party and other non-financial
risks. It excludes strategic risk (the risk of loss as a result of poor strategic business decisions), and reputational risk, however, some operational risks can lead to reputational issues and as such operational and reputational risks may be closely linked.
Operational Risk Management Framework
An Operational Risk Management Framework has been established in order to allow Nomura to identify, assess, manage, monitor and report on operational risk. The GRMC, with delegated authority from the EMB has formal oversight over the management of operational risk. This framework is set out below.
Foundation of the risk management framework

•	Policy framework: Sets standards for managing operational risk and details how to monitor adherence to these standards.

•	Training and awareness: Action taken by the Operational Risk Management (“ORM”) to improve business understanding of operational risk.
Key risk management activities

•
Event Reporting: This process is used to identify and report any event which resulted in or had the potential to result in a loss or gain or other impact associated with inadequate or failed internal processes, people and systems, or from external events.

•
Risk and Control Self-Assessment (the “RCSA”): This process is used to identify the inherent risks the business faces, the key controls associated with those risks and relevant actions to mitigate the residual risks. Global ORM are responsible for developing the RCSA process and supporting the business in its implementation.

•	Key Risk Indicators (the “KRI”): KRIs are metrics used to monitor the business’ exposure to operational risk and trigger appropriate responses as thresholds are breached.

•
Scenario Analysis: The process used to assess and quantify potential high impact, low likelihood operational risk events. During the process actions may be identified to enhance the control environment.

Outputs from the risk management activities

•
Analysis and reporting: A key aspect of ORM’s role is to analyze, report, and challenge operational risk information provided by business units, and work with business units to develop action plans to mitigate risks.

•	Operational risk capital calculation: Calculate operational risk capital as required under applicable Basel standards and local regulatory requirements.

Regulatory Capital Calculation for Operational Risk
Nomura uses the Standardized Approach for calculating regulatory capital for operational risk. This involves using a three-year average of gross income allocated to business lines, which is multiplied by a fixed percentage (the “Beta Factor”) determined by the FSA, to establish the amount of required operational risk capital.
Nomura uses consolidated net revenue as gross income, however for certain consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each business segment as defined in Nomura’s management accounting data to each business line defined in the Standardized Approach as follows:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

•
Nomura calculates the required amount of operational risk capital for each business line by multiplying the allocated annual gross income amount by the appropriate Beta Factor defined above. The operational risk capital for any gross income amount not allocated to a specific business line is determined by multiplying such unallocated gross income amount by a fixed percentage of 18%.

•
The total operational risk capital for Nomura is calculated by aggregating the total amount of operational risk capital required for each business line and unallocated amount and by determining a three-year average. Where the aggregated amount for a given year is negative, then the total operational risk capital amount for that year will be calculated as zero. In any given year, negative amounts in any business line are offset against positive amounts in other business lines. However, negative unallocated amounts are not offset against positive amounts in other business lines and are calculated as zero.

•	Operational risk capital is calculated at the end of September and March each year.
Model Risk Management
Model Risk is the risk of financial loss, incorrect decision making, or damage to the firm’s credibility arising from Model errors or incorrect or inappropriate Model application.
To effectively manage the Firm’s Model Risk, Nomura has established a Model Risk Management Framework to govern the development, ownership, validation, approval, usage, ongoing monitoring, and periodic review of the Firm’s Models. The framework is supported by a set of policies and procedures that articulate process requirements for the various elements of the model lifecycle, including monitoring of model risk with respect to the Firm’s appetite.
New models and material changes to approved models must be independently validated prior to official use. Thresholds to assess the materiality of model changes are defined in Model Risk Management’s procedures. During independent validation, validation teams analyze a number of factors to assess a model’s suitability, identify model limitations, and quantify the associated model risk, which is ultimately mitigated through the imposition of approval conditions, such as usage conditions, model reserves and capital adjustments. Approved models are subject to Model Risk Management’s periodic review process and ongoing performance monitoring to assess their continued suitability. Appropriately delegated Model Risk Management Committees provide oversight, challenge, governance, and ultimate approval of validated Models.

Funding and Liquidity Risk Management
For further information on funding and liquidity risk management, see “
Liquidity and Capital Resources—Funding and Liquidity Management
” in this report.
Risk Measures and Controls
Limit Frameworks
The establishment of robust limit monitoring and management is central to appropriate monitoring and management of risk. The limit management frameworks incorporate escalation policies to facilitate approval of limits at appropriate levels of seniority. The Risk Management Division and the Finance Division are responsible for day-to-day
operation of these limit frameworks including approval, monitoring, and reporting as required. Business units are responsible for complying with the agreed limits. Limits apply across a range of quantitative measures of risk and across market and credit risks.
New Business Risk Management
The new business approval process represents the starting point for new business in Nomura and exists to support management decision-making and ensure that risks associated with new products and transactions are identified and managed appropriately. The new business approval process consists of two components:

(1)	Transaction committees are in place to provide formal governance over the review and decision-making process for individual transactions. The liability for non-compliance is also clarified.

(2)
The new product approval process allows business unit sponsors to submit applications for new products and obtain approval from relevant departments prior to execution of the new products. The process is designed to capture and assess risks across various risk classes as a result of the new product or business.

The new business approval process continues to seek assuring the sound and effective management to better meet the various changes observed in the market environment.

Stress Testing
Stress testing performed at the Nomura Group seeks to provide comprehensive coverage of risks across different hierarchical levels, and covers different time horizons, severities, plausibilities and stress testing methodologies. The results of stress tests are used in capital planning processes, capital adequacy assessments, liquidity adequacy assessments, recovery and resolution planning, assessments of whether risk appetite is appropriate, and in routine risk management.
Stress tests are run on a regular basis or on an ad hoc basis as needed, for example, in response to material changes in the external environment and/or in the Nomura Group risk profile. The results of stress tests with supporting detailed analysis are reported to senior management and other stakeholders as appropriate for the stress test being performed.
Stress testing is categorized either as sensitivity analysis or scenario analysis and may be performed on a Nomura Group-wide basis or at more granular levels.

•
Sensitivity analysis is used to quantify the impact of a market move in one or two associated risk factors (for example, equity prices, equity volatilities) in order primarily to capture those risks which may not be readily identified by other risk models;

•
Scenario analysis is used to quantify the impact of a specified event across multiple asset classes and risk classes. This is a primary approach used in performing stress testing at the different hierarchical levels of the Nomura Group;

Scenario analysis includes following examples.

•
Nomura Group establishes several stress scenarios to validate risk appetite for capital and liquidity soundness, taking into account the business environment, business’s risk profile, economic environment and forecasts.

•	Group-wide stress to assess the capital adequacy of the Nomura Group under severe but plausible market scenarios is conducted on a quarterly basis at a minimum; and

•
Reverse stress testing, a process of considering the vulnerabilities of the firm and hence how it may react to situations where it becomes difficult to continue its business and reviewing the results of that analysis, is conducted on an annual basis at a minimum.

Stress testing is an integral part of the Nomura Group’s overall governance and is used as a tool for forward-looking risk management, decision-making and enhancing communication amongst Corporate Functions, Business Divisions, and senior management.

Interim Consolidated Financial Statements (UNAUDITED)

Page

Consolidated Balance Sheets as of March 31, 2023 and September 30, 2023	F-2

Consolidated Statements of Income for the Six Months Ended September 30, 2022 and 2023 and Three Months Ended September 30, 2022 and 2023	F-5

Consolidated Statements of Comprehensive Income for the Six Months Ended September 30, 2022 and 2023 and Three Months Ended September 30, 2022 and 2023	F-7

Consolidated Statements of Changes in Equity for the Six Months Ended September 30, 2022 and 2023 and Three Months Ended September 30, 2022 and 2023	F-8

Consolidated Statements of Cash Flows for the Six Months Ended September 30, 2022 and 2023	F-10

Notes to the Interim Consolidated Financial Statements	F-12

Review Report of Independent Registered Public Accounting Firm	F-99

Interim Consolidated Financial Statements
Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2023	September 30, 2023

ASSETS
Cash and cash deposits:
Cash and cash equivalents	¥3,820,685	¥4,105,049
Time deposits	409,082	454,862
Deposits with stock exchanges and other segregated cash	291,480	316,895

Total cash and cash deposits	4,521,247	4,876,806

Loans and receivables:
Loans receivable (includes ¥1,650,115 and ¥1,908,000 at fair value option )	4,013,852	4,724,588
Receivables from customers (includes ¥39,107 and ¥25,857 at fair value option )	379,911	340,112
Receivables from other than customers	819,263	1,052,928
Allowance for credit losses	(5,832)	(5,781)

Total loans and receivables	5,207,194	6,111,847

Collateralized agreements:
Securities purchased under agreements to resell (includes ¥303,499 and ¥345,006 at fair value option )	13,834,460	16,973,371
Securities borrowed	4,283,039	4,796,490

Total collateralized agreements	18,117,499	21,769,861

Trading assets and private equity and debt investments:
Trading assets (includes assets pledged of ¥5,656,626 and ¥6,825,755; includes ¥7,043 and ¥7,736 at fair value option )	17,509,934	19,520,629
Private equity and debt investments (includes ¥18,033 and ¥22,119 at fair value option )	99,399	111,212

Total trading assets and private equity and debt investments	17,609,333	19,631,841

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥459,954 and ¥509,094)	464,316	462,873
Non-trading debt securities (includes assets pledged of ¥ nil and ¥42,252)	337,361	390,620
Investments in equity securities (includes assets pledged of ¥953 and ¥1,053)	97,660	106,422
Investments in and advances to affiliated companies (includes assets pledged of ¥5,658 and ¥6,324)	402,485	450,360
Other (includes ¥168,780 and ¥178,555 at fair value option )	1,014,707	1,014,663

Total other assets	2,316,529	2,424,938

Total assets	¥47,771,802	¥54,815,293

Consolidated Balance Sheets—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2023	September 30, 2023
LIABILITIES AND EQUITY
Short-term borrowings (includes ¥476,212 and ¥635,138 at fair value option )	¥1,008,541	¥1,065,078
Payables and deposits:
Payables to customers	1,359,948	1,328,776
Payables to other than customers	1,799,585	2,560,594
Deposits received at banks (includes ¥159,505 and ¥172,887 at fair value option )	2,137,936	2,064,279

Total payables and deposits	5,297,469	5,953,649

Collateralized financing:
Securities sold under agreements to repurchase (includes ¥666,985 and ¥718,215 at fair value option )	14,217,966	18,591,260
Securities loaned (includes ¥82,136 and ¥80,071 at fair value option )	1,556,663	1,739,100
Other secured borrowings	334,319	291,383

Total collateralized financing	16,108,948	20,621,743

Trading liabilities	10,557,971	11,141,359
Other liabilities (includes ¥34,984 and ¥48,032 at fair valu e option )	1,175,521	1,219,158
Long-term borrowings (includes ¥4,957,581 and ¥5,331,898 at fair value option )	10,399,210	11,442,058

Total liabilities	44,547,660	51,443,045

Commitments and contingencies
Equity:
Nomura Holdings, Inc. (“NHI”) shareholders’ equity:
Common stock
No par value share
Authorized—6,000,000,000 shares
Issued—3,233,562,601 and 3,163,562,601 shares
Outstanding—3,003,679,324 and 3,014,059,732 shares	594,493	594,493
Additional paid-in capital	707,189	690,842
Retained earnings	1,647,005	1,642,918
Accumulated other comprehensive income	318,454	442,562

Total NHI shareholders’ equity before treasury stock	3,267,141	3,370,815
Common stock held in treasury, at cost—229,883,277 and 149,502,869 shares	(118,574)	(79,375)

Total NHI shareholders’ equity	3,148,567	3,291,440

Noncontrolling interests	75,575	80,808
Total equity	3,224,142	3,372,248

Total liabilities and equity	¥47,771,802	¥54,815,293

Consolidated Balance Sheets—(Continued) (UNAUDITED)
The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities included in the consolidated balance sheets above. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura beyond the assets held in the VIEs. See Note 6 “
Securitizations and Variable Interest Entities
” for further information.

	Billions of yen
	March 31, 2023	September 30, 2023
Cash and cash deposits	¥23	¥11
Trading assets and private equity and debt investments	1,044	1,155
Other assets	127	115

Total assets	¥1,194	¥1,281

Trading liabilities	¥0	¥0
Other liabilities	5	5
Borrowings	887	934

Total liabilities	¥892	¥939

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2022	2023
Revenue:
Commissions	¥138,583	¥171,692
Fees from investment banking	51,474	69,750
Asset management and portfolio service fees	137,288	148,473
Net gain on trading	302,823	232,176
Gain on private equity and debt investments	1,203	8,010
Interest and dividends	305,942	1,208,109
Gain (loss) on investments in equity securities	(3,265)	7,569
Other	9,772	60,274

Total revenue	943,820	1,906,053
Interest expense	326,834	1,189,380

Net revenue	616,986	716,673

Non-interest expenses:
Compensation and benefits	293,955	325,811
Commissions and floor brokerage	56,671	65,701
Information processing and communications	101,859	106,452
Occupancy and related depreciation	33,002	34,078
Business development expenses	10,052	11,540
Other	78,230	70,046

Total non-interest expenses	573,769	613,628

Income before income taxes	43,217	103,045
Income tax expense	26,081	41,578

Net income	¥17,136	¥61,467
Less: Net income (loss) attributable to noncontrolling interests	(1,331)	2,904

Net income attributable to NHI shareholders	¥18,467	¥58,563

	Yen
	Six months ended September 30
	2022	2023
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥6.13	¥19.34
Diluted—
Net income attributable to NHI shareholders per share	¥5.91	¥18.62
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30
	2022	2023
Revenue:
Commissions	¥68,152	¥88,922
Fees from investment banking	24,189	38,604
Asset management and portfolio service fees	69,038	76,666
Net gain on trading	160,905	116,613
Gain on private equity and debt investments	5,738	1,123
Interest and dividends	196,893	658,458
Gain (loss) on investments in equity securities	(1,523)	2,792
Other	10,460	29,522

Total revenue	533,852	1,012,700
Interest expense	215,894	644,940

Net revenue	317,958	367,760

Non-interest expenses:
Compensation and benefits	150,894	167,138
Commissions and floor brokerage	28,183	34,336
Information processing and communications	52,127	53,616
Occupancy and related depreciation	16,643	17,477
Business development expenses	5,353	5,396
Other	33,274	33,062

Total non-interest expenses	286,474	311,025

Income before income taxes	31,484	56,735
Income tax expense	14,741	21,150

Net income	¥16,743	¥35,585
Less: Net income (loss) attributable to noncontrolling interests	(28)	353

Net income attributable to NHI shareholders	¥16,771	¥35,232

	Yen
	Three months ended September 30
	2022	2023
Per share of common stock:
Basic—
Net income attributable to NHI shareholders per share	¥5.59	¥11.61
Diluted—
Net income attributable to NHI shareholders per share	¥5.41	¥11.21
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2022	2023
Net income	¥17,136	¥61,467
Other comprehensive income:
Cumulative translation adjustments:
Cumulative translation adjustments	213,044	174,096
Deferred income taxes	(574)	(1,293)

Total	212,470	172,803
Defined benefit pension plans:
Pension liability adjustment	1,713	993
Deferred income taxes	(341)	(224)

Total	1,372	769
Own credit adjustments:
Own credit adjustments	66,483	(62,963)
Deferred income taxes	(13,657)	14,734

Total	52,826	(48,229)

Total other comprehensive income	266,668	125,343

Comprehensive income	¥283,804	¥186,810
Less: Comprehensive income attributable to noncontrolling interests	820	4,139

Comprehensive income attributable to NHI shareholders	¥282,984	¥182,671

	Millions of yen
	Three months ended September 30
	2022	2023
Net income	¥16,743	¥35,585
Other comprehensive income:
Cumulative translation adjustments:
Cumulative translation adjustments	67,726	45,170
Deferred income taxes	(158)	(948)

Total	67,568	44,222
Defined benefit pension plans:
Pension liability adjustment	787	461
Deferred income taxes	(201)	(99)

Total	586	362
Own credit adjustments:
Own credit adjustments	37,624	(25,270)
Deferred income taxes	(8,224)	5,653

Total	29,400	(19,617)

Total other comprehensive income	97,554	24,967

Comprehensive income	¥114,297	¥60,552
Less: Comprehensive income (loss) attributable to noncontrolling interests	(327)	860

Comprehensive income attributable to NHI shareholders	¥114,624	¥59,692

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2022	2023
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	697,507	707,189
Stock-based compensation awards	(10,210)	(16,333)
Changes in an affiliated company’s interests	—	(14)

Balance at end of period	687,297	690,842

Retained earnings
Balance at beginning of year	1,606,987	1,647,005
Net income attributable to NHI shareholders	18,467	58,563
Cash dividends (1)	(15,006)	(24,112)
Gain (loss) on sales of treasury stock	(1,884)	(2,433)
Cancellation of treasury stock	—	(36,105)

Balance at end of period	1,608,564	1,642,918

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	136,912	242,767
Net change during the period	210,319	171,568

Balance at end of period	347,231	414,335

Defined benefit pension plans
Balance at beginning of year	(43,803)	(32,174)
Pension liability adjustment	1,372	769

Balance at end of period	(42,431)	(31,405)

Own credit adjustments
Balance at beginning of year	34,864	107,861
Own credit adjustments	52,826	(48,229)

Balance at end of period	87,690	59,632

Balance at end of period	392,490	442,562

Common stock held in treasury
Balance at beginning of year	(112,355)	(118,574)
Repurchases of common stock	(24,723)	(20,007)
Sales of common stock	0	0
Common stock issued to employees	17,208	23,101
Cancellation of treasury stock	—	36,105

Balance at end of period	(119,870)	(79,375)

Total NHI shareholders’ equity

Balance at end of period	3,162,974	3,291,440

Noncontrolling interests
Balance at beginning of year	58,198	75,575
Cash dividends	(2,440)	(2,337)
Net income (loss) attributable to noncontrolling interests	(1,331)	2,904
Accumulated other comprehensive income attributable to noncontrolling interests	2,151	1,235
Purchase / sale of subsidiary shares, net	84	345
Other net change in noncontrolling interests	7,665	3,086

Balance at end of period	64,327	80,808

Total equity
Balance at end of period	¥3,227,301	¥3,372,248

(1)	Dividends per share Six months ended September 30, 2022 ¥ 5.00 Six months ended September 30, 2023 ¥8.00
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30
	2022	2023
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	678,115	680,736
Stock-based compensation awards	9,182	10,117
Changes in an affiliated company’s interests	—	(11)

Balance at end of period	687,297	690,842

Retained earnings
Balance at beginning of year	1,606,779	1,631,772
Net income attributable to NHI shareholders	16,771	35,232
Cash dividends (1)	(15,006)	(24,112)
Gain on sales of treasury stock	20	26

Balance at end of period	1,608,564	1,642,918

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	279,364	370,620
Net change during the period	67,867	43,715

Balance at end of period	347,231	414,335

Defined benefit pension plans
Balance at beginning of year	(43,017)	(31,767)
Pension liability adjustment	586	362

Balance at end of period	(42,431)	(31,405)

Own credit adjustments
Balance at beginning of year	58,290	79,249
Own credit adjustments	29,400	(19,617)

Balance at end of period	87,690	59,632

Balance at end of period	392,490	442,562

Common stock held in treasury
Balance at beginning of year	(118,541)	(59,667)
Repurchases of common stock	(1,514)	(20,005)
Sales of common stock	0	0
Common stock issued to employees	185	297

Balance at end of period	(119,870)	(79,375)

Total NHI shareholders’ equity

Balance at end of period	3,162,974	3,291,440

Noncontrolling interests
Balance at beginning of year	59,642	80,403
Cash dividends	57	(159)
Net income (loss) attributable to noncontrolling interests	(27)	353
Accumulated other comprehensive income (loss) attributable to noncontrolling interests	(299)	507
Purchase / sale of subsidiary shares, net	84	0
Other net change in noncontrolling interests	4,870	(296)

Balance at end of period	64,327	80,808

Total equity
Balance at end of period	¥3,227,301	¥3,372,248

(1)	Dividends per share Three months ended September 30, 2022 ¥ 5.00 Three months ended September 30, 2023 ¥8.00
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	Six months ended September 30
	2022	2023
Cash flows from operating activities:
Net income	¥17,136	¥61,467
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	30,355	30,027
(Gain) loss on investments in equity securities	3,265	(7,569)
Gain on investments in subsidiaries and affiliates	—	(129)
Loss on disposal of office buildings, land, equipment and facilities	151	887
Deferred income taxes	11,050	(1,949)
Changes in operating assets and liabilities:
Time deposits	(8,439)	(9,293)
Deposits with stock exchanges and other segregated cash	99,999	5,537
Trading assets and private equity and debt investments	(1,293,513)	(609,071)
Trading liabilities	1,598,294	(59,347)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(1,254,871)	627,468
Securities borrowed, net of securities loaned	270,702	(166,357)
Other secured borrowings	(70,778)	(43,730)
Loans and receivables, net of allowance for credit losses	(275,360)	(383,335)
Payables	408,030	521,626
Bonus accrual	(72,500)	(63,072)
Accrued income taxes, net	(38,497)	44,537
Other, net	(84,920)	(95,506)

Net cash used in operating activities	(659,896)	(147,809)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(55,969)	(52,800)
Proceeds from sales of office buildings, land, equipment and facilities	25,324	42,333
Payments for purchases of investments in equity securities	—	(13)
Proceeds from sales of investments in equity securities	816	9,901
Increase in loans receivable at banks, net	(33,031)	(38,020)
Decrease in non-trading debt securities, net	57,442	2,376
Business combinations or disposals, net	—	(446)
Increase in investments in affiliated companies, net	(2,822)	(26,947)
Other, net	480	2,400

Net cash used in investing activities	(7,760)	(61,216)

Cash flows from financing activities:
Increase in long-term borrowings	991,025	1,493,493
Decrease in long-term borrowings	(525,048)	(993,655)
Increase (decrease) in short-term borrowings, net	121,210	(11,883)
Increase (decrease) in deposits received at banks, net	232,810	(145,856)
Proceeds from sales of common stock held in treasury	3	110
Payments for repurchases of common stock held in treasury	(23,209)	(20,007)
Payments for cash dividends	(42,254)	(36,049)
Contributions from noncontrolling interests	3,334	18,906
Distributions to noncontrolling interests	(2,440)	(11,291)

Net cash provided by financing activities	755,431	293,768

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	271,536	199,672

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	359,311	284,415
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of year	3,316,408	3,820,852

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of period	¥3,675,719	¥4,105,267

Supplemental information:
Cash paid during the period for—
Interest	¥302,848	¥1,127,545
Income tax payments, net	¥53,527	¥(1,010)

Consolidated Statements of Cash Flows—(Continued) (UNAUDITED)
The following table presents a reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents as reported within the consolidated balance sheets to the total of the same such amounts shown in the statements of cash flows above. Restricted cash and restricted cash equivalents are amounts where access, withdrawal or usage by Nomura is substantively prohibited by a third party entity outside of the Nomura group.

	Millions of yen
	Six months ended September 30
	2022	2023
Cash and cash equivalents reported in Cash and cash equivalents	¥3,675,554	¥4,105,049
Restricted cash and restricted cash equivalents reported in Deposits with stock exchanges and other segregated cash	¥165	¥218

Total cash, cash equivalent, restricted cash and restricted cash equivalents	¥3,675,719	¥4,105,267

Non-cash—
Total amount of right-of-use assets recognized during the six months ended September 30, 2022 and September 30, 2023 were ¥15,692 million and ¥17,508 million, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Interim Consolidated Financial Statements (UNAUDITED)
1. Summary of accounting policies:
Description of business —
Nomura Holdings, Inc. (“Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.
Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Investment Management and Wholesale.
In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Investment Management segment, Nomura mainly provides various investment management services and investment solutions such as establishing and managing investment trusts, discretionary investment services for domestic and overseas investors, investment and management for investment corporation and for funds for institutional investors, and management of Tokumei kumiai (silent partnerships). In its Wholesale segment, Nomura engages in the sales and trading of debt and equity securities, foreign exchange contracts and derivatives globally, and provides investment banking services such as the underwriting and distribution of debt and equity securities as well as mergers and acquisitions and financial advisory.
The accounting and financial reporting policies of Nomura conform to U.S. generally accepted accounting principles (“U.S. GAAP”) as applicable to broker dealers. A summary of the significant accounting policies applied by Nomura within these interim consolidated financial statements is provided within in the notes to the consolidated financial statements of Nomura’s annual report on Form 20-F for the year ended March 31, 2023 as filed on June 28, 2023 as amended by certain new accounting pronouncements adopted by the Company during the six months ended September 30, 2023 and discussed further below.
Use of estimates —
There have been no significant adverse changes in accounting estimates used by management which have had a significant adverse effect on the Company’s financial position or financial performance during the six months ended September 30, 2023.
New accounting pronouncements recently adopted —
No new accounting pronouncements relevant to Nomura were adopted during the three months ended September 30, 2023.
The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted since April 1, 2023, the date of adoption by Nomura and whether the new accounting pronouncement has had a material financial impact on these consolidated financial statements on adoption or prospectively since adoption:

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Pronouncement	Summary of new guidance	Adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-02 “Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”
•  Eliminates specific recognition and measurement guidance for troubled debt restructurings (“TDRs”). Single guidance to be applied to all modifications when determining whether a modification results in a new receivable or a continuation of an existing receivable.

•  Requires to use a discounted cash flow (“DCF”) or reconcilable method for measurement of current expected credit losses for modified receivables is removed; where a DCF method is used for the measurement, an effective interest rate (EIR) derived from the modified contractual terms should be applied.

•  Enhances disclosures by creditors for modifications of receivables from debtors experiencing financial difficulty in the form of principal forgiveness, an interest rate reduction, other-than-insignificant payment delay or term extension.

•  Augments the current requirements for public business entity creditors to disclose current-period gross write-offs by year of origination (i.e., the vintage year) for financing receivables and net investments in leases.
		Nomura has adopted the amendments prospectively from April 1, 2023.	No material financial impact on initial adoption or since adoption. See Note 7. “ Financing receivables ” for related new disclosures.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Future accounting developments —
The following table presents a summary of new authoritative accounting pronouncements relevant to Nomura which will be adopted on or after October 1, 2023, the expected date of adoption by Nomura and whether the new accounting pronouncement may have a material financial impact on these consolidated financial statements on initial adoption or prospectively:

Pronouncement	Summary of new guidance	Expected adoption date and method of adoption	Effect on these consolidated financial statements
ASU 2022-03 “Fair value measurement (Topic 820)”
•  Clarifies that a contractual sale restriction is an entity-specific characteristic and therefore should not be considered in the fair value measurement of an equity security.

•  Enhances disclosures for fair value of investments in equity securities subject to contractual sale restrictions, nature and remaining duration of the restrictions and circumstances that could cause a lapse in the restrictions.
		Nomura currently plans to adopt the amendments prospectively from April 1, 2024.	No material financial impact expected.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

2. Fair value measurements:
The fair value of financial instruments
A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within
Trading assets and private equity and debt investments, Loans and receivables, Collateralized agreements
and
Other assets
. Financial liabilities carried at fair value on a recurring basis are reported within
Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings
and
Other liabilities.
Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.
In all cases, fair value is determined in accordance with ASC 820 “
Fair Value Measurements and Disclosures
” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in the principal market for the relevant financial assets or financial liabilities, or in the absence of a principal market, the most advantageous market.
Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e., a net financial asset) or transfer a net short position (i.e., a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.
Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.
Increases and decreases in the fair value of assets and liabilities may significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. The valuation of financial instruments is more difficult during periods of market stress as a result of greater volatility and reduced price transparency, such as during the COVID-19 pandemic in 2021 and may therefore require the greater use of judgement in the determination of fair value. Where appropriate, Nomura uses economic hedging strategies to mitigate risk, although these hedges are also subject to unpredictable movements in the market.
Valuation methodology for financial instruments carried at fair value on a recurring basis
The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.
Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable valuation inputs, unobservable parameters or a combination of both. Valuation pricing models use valuation inputs which would be considered by market participants in valuing similar financial instruments.
Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions. Changes in these valuation adjustments may have a significant impact on our consolidated financial statements.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the valuation inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.
For example, the fair value of certain financial instruments includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable valuation inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.
Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The Valuation Model Validation Group within Nomura’s Risk Management Department reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models and analysis of risk profiles.
As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.
Fair value hierarchy
All financial instruments carried at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:
Level 1:
Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.
Level 2:
Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.
Level 3:
Unobservable valuation inputs which reflect Nomura assumptions and specific data.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The availability of valuation inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.
Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.
Where valuation models include the use of valuation inputs which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.
Certain criteria used to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the amounts of Nomura’s financial instruments carried at fair value on a recurring basis as of March 31, 2023 and September 30, 2023 within the fair value hierarchy.

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2023
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥1,906	¥1,111	¥4	¥—	¥3,021
Private equity and debt investments (5)	25	—	52	—	77
Japanese government securities	1,627	—	—	—	1,627
Japanese agency and municipal securities	—	157	2	—	159
Foreign government, agency and municipal securities	3,566	2,221	8	—	5,795
Bank and corporate debt securities and loans for trading purposes	—	1,268	258	—	1,526
Commercial mortgage-backed securities (“CMBS”)	—	—	0	—	0
Residential mortgage-backed securities (“RMBS”)	—	3,402	8	—	3,410
Issued/Guaranteed by government sponsored entity	—	3,265	—	—	3,265
Other	—	137	8	—	145
Real estate-backed securities	—	58	95	—	153
Collateralized debt obligations (“CDOs”) and other (6)	—	35	28	—	63
Investment trust funds and other	307	3	2	—	312

Total trading assets and private equity and debt investments	7,431	8,255	457	—	16,143

Derivative assets (7)
Equity contracts	2	1,052	11	—	1,065
Interest rate contracts	73	12,593	133	—	12,799
Credit contracts	8	232	36	—	276
Foreign exchange contracts	0	4,171	49	—	4,220
Commodity contracts	1	2	—	—	3
Netting	—	—	—	(16,943)	(16,943)

Total derivative assets	84	18,050	229	(16,943)	1,420

Subtotal	¥7,515	¥26,305	¥686	¥(16,943)	¥17,563

Loans and receivables (8)	—	1,498	191	—	1,689
Collateralized agreements (9)	—	286	17	—	303
Other assets (2)
Non-trading debt securities	87	247	3	—	337
Other (3)(4)	188	164	196	—	548

Total	¥7,790	¥28,500	¥1,093	¥(16,943)	¥20,440

Liabilities:
Trading liabilities
Equities	¥2,068	¥13	¥1	¥—	¥2,082
Japanese government securities	1,469	—	—	—	1,469
Japanese agency and municipal securities	—	5	—	—	5
Foreign government, agency and municipal securities	3,579	1,021	0	—	4,600
Bank and corporate debt securities	—	232	3	—	235
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Investment trust funds and other	158	—	0	—	158

Total trading liabilities	7,274	1,271	4	—	8,549

Derivative liabilities (7)
Equity contracts	3	1,602	5	—	1,610
Interest rate contracts	45	12,080	122	—	12,247
Credit contracts	14	276	68	—	358
Foreign exchange contracts	0	4,090	30	—	4,120
Commodity contracts	—	3	—	—	3
Netting	—	—	—	(16,329)	(16,329)

Total derivative liabilities	62	18,051	225	(16,329)	2,009

Subtotal	¥7,336	¥19,322	¥229	¥(16,329)	¥10,558

Short-term borrowings (11)	¥—	¥446	¥30	¥—	¥476
Payables and deposits (10)(12)	—	142	17	—	159
Collateralized financing (9)	—	749	—	—	749
Long-term borrowings (11)(13)(14)	27	4,437	493	—	4,957
Other liabilities (15)	108	175	21	—	304

Total	¥7,471	¥25,271	¥790	¥(16,329)	¥17,203

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2023
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of September 30, 2023
Assets:
Trading assets and private equity and debt investments (2)
Equities (3)	¥2,052	¥1,201	¥28	¥—	¥3,281
Private equity and debt investments (5)	6	2	73	—	81
Japanese government securities	1,960	—	—	—	1,960
Japanese agency and municipal securities	—	105	0	—	105
Foreign government, agency and municipal securities	4,474	2,564	2	—	7,040
Bank and corporate debt securities and loans for trading purposes	—	1,478	250	—	1,728
Commercial mortgage-backed securities (“CMBS”)	—	—	0	—	0
Residential mortgage-backed securities (“RMBS”)	—	3,236	10	—	3,246
Issued/Guaranteed by government sponsored entity	—	3,096	—	—	3,096
Other	—	140	10	—	150
Real estate-backed securities	—	20	141	—	161
Collateralized debt obligations (“CDOs”) and other (6)	—	54	27	—	81
Investment trust funds and other	354	1	1	—	356

Total trading assets and private equity and debt investments	8,846	8,661	532	—	18,039

Derivative assets (7)
Equity contracts	1	1,066	10	—	1,077
Interest rate contracts	36	16,408	191	—	16,635
Credit contracts	0	177	42	—	219
Foreign exchange contracts	1	5,900	56	—	5,957
Commodity contracts	0	1	—	—	1
Netting	—	—	—	(22,351)	(22,351)

Total derivative assets	38	23,552	299	(22,351)	1,538

Subtotal	¥8,884	¥32,213	¥831	¥(22,351)	¥19,577

Loans and receivables (8)	—	1,678	256	—	1,934
Collateralized agreements (9)	—	333	12	—	345
Other assets (2)
Non-trading debt securities	103	264	23	—	390
Other (3)(4)	238	156	216	—	610

Total	¥9,225	¥34,644	¥1,338	¥(22,351)	¥22,856

Liabilities:
Trading liabilities
Equities	¥2,432	¥17	¥0	¥—	¥2,449
Japanese government securities	1,482	—	—	—	1,482
Japanese agency and municipal securities	—	6	—	—	6
Foreign government, agency and municipal securities	4,086	976	0	—	5,062
Bank and corporate debt securities	—	263	5	—	268
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDOs”) and other (6)	—	—	0	—	0
Investment trust funds and other	141	0	0	—	141

Total trading liabilities	8,141	1,262	5	—	9,408

Derivative liabilities (7)
Equity contracts	1	1,505	4	—	1,510
Interest rate contracts	16	15,590	199	—	15,805
Credit contracts	1	246	84	—	331
Foreign exchange contracts	—	5,638	37	—	5,675
Commodity contracts	2	2	—	—	4
Netting	—	—	—	(21,592)	(21,592)

Total derivative liabilities	20	22,981	324	(21,592)	1,733

Subtotal	¥8,161	¥24,243	¥329	¥(21,592)	¥11,141

Short-term borrowings (11)	—	591	45	—	636
Payables and deposits (10)(12)	—	156	16	—	172
Collateralized financing (9)	—	798	—	—	798
Long-term borrowings (11)(13)(14)	22	4,838	472	—	5,332
Other liabilities (15)	160	164	34	—	358

Total	¥8,343	¥30,790	¥896	¥(21,592)	¥18,437

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)
Investments that are carried at fair value using NAV per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2023 and September 30, 2023, the fair values of these investments which are included in
Trading assets and private equity and debt investments
were ¥47 billion and ¥55 billion, respectively. As of March 31, 2023 and September 30, 2023, the fair values of these investments which are included in
Other assets
were ¥3 billion and ¥3 billion, respectively.

(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)
Includes equity investments which comprise listed and unlisted equity securities held for operating purposes in the amounts of ¥69,475 million and ¥28,185 million, respectively, as of March 31, 2023 and ¥77,648 million and ¥28,774 million, respectively, as of September 30, 2023.

(5)
Private equity and debt investments
include private non-traded financial instruments including minority private equity and venture capital equity investments and other junior debt investments such as mezzanine debt held for non-trading purposes, and post-IPO investments. These investments also include minority equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option

(6)	Includes collateralized loan obligations (“CLOs”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(7)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(8)	Includes loans and receivables for which the fair value option has been elected.
(9)	Includes collateralized agreements or collateralized financing for which the fair value option has been elected.
(10)	Includes deposits received at banks for which the fair value option has been elected.
(11)	Includes structured notes for which the fair value option has been elected.
(12)
Includes embedded derivatives bifurcated from deposits received at banks. Deposits are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(13)
Includes embedded derivatives bifurcated from issued structured notes. Structured notes are adjusted for fair value changes in corresponding embedded derivatives for presentation in the consolidated balance sheets.

(14)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.
(15)	Includes loan commitments for which the fair value option has been elected.
Valuation techniques by major class of financial instrument
The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows.
Equities
and equity securities reported within
Other assets
—Equities and equity securities reported within
Other assets
include direct holdings of both listed and unlisted equity securities, and fund investments. The fair value of listed equity securities is determined using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid prices or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equity securities traded in inactive markets are also generally valued using the exchange price and are classified in Level 2. Whilst rare in practice, Nomura may apply a discount or liquidity adjustment to the exchange price of a listed equity security traded in an inactive market if the exchange price is not considered to be an appropriate representation of fair value. These adjustments are determined by individual security and are not determined or influenced by the size of holding. The amount of such adjustments made to listed equity securities traded in inactive markets was ¥nil as of March 31, 2023 and September 30, 2023, respectively. The fair value of unlisted equity securities is determined using the same valuation technique as private equity and debt investments described below and are usually classified in Level 3 because significant valuation inputs such as liquidity discounts and credit spreads are unobservable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Private equity and debt investments
—The determination of fair value of unlisted equity and debt investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity and debt investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) or market multiple valuation technique. A DCF valuation technique incorporates estimated future cash flows to be generated from the investee, as adjusted for an appropriate growth rate discounted at a weighted average cost of capital (“WACC”). Market multiple valuation techniques include comparables such as Enterprise Value/Earnings before interest, taxes, depreciation and amortization (“EV/EBITDA”) ratios, Price/Earnings (“PE”) ratios, Price/Book ratios, Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements of the investee and the price of comparable companies. A liquidity discount may also be applied to either a DCF or market multiple valuation to reflect the specific characteristics of the investee. The liquidity discount includes considerations for various uncertainties in the model and inputs to valuation. Where possible these valuations are compared with the operating cash flows and financial performance of the investee or properties relative to budgets or projections, PE data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity and debt investments are generally classified in Level 3 since the valuation inputs such as those mentioned above are usually unobservable.
Government, agency and municipal securities
—The fair value of Japanese and other G7 government securities is primarily determined using quoted market prices, executable broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified in Level 2 as they are traded in inactive markets. Certain non-G7 securities may be classified in Level 1 because they are traded in active markets. Certain securities may be classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2. These are valued using DCF valuation techniques which include significant unobservable valuation inputs such as credit spreads of the issuer.
Bank and corporate debt securities
—The fair value of bank and corporate debt securities is primarily determined using broker or dealer quotations and recent market transactions of identical or similar debt securities if available, but also using DCF valuation techniques. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used for DCF valuations are yield curves, asset swap spreads, recovery rates and credit spreads of the issuer. Bank and corporate debt securities are generally classified in Level 2 because these valuation inputs are usually observable or market-corroborated. Certain bank and corporate debt securities will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or credit spreads or recovery rates of the issuer used in DCF valuations are unobservable.
Commercial mortgage-backed securities (“CMBS”)
and
Residential mortgage-backed securities (“RMBS”)
—The fair value of CMBS and RMBS are primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs include yields, prepayment rates, default probabilities and loss severities. CMBS and RMBS securities are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. Certain CMBS and RMBS positions will be classified in Level 3 because they are traded infrequently and there is insufficient information from comparable securities to classify them in Level 2, or one or more of the significant valuation inputs used in DCF valuations are unobservable.
Real estate-backed securities
—The fair value of real estate-backed securities is determined using broker or dealer quotations, recent market transactions or by reference to a comparable market index. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. Where all significant inputs are observable, the securities will be classified in Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or valuation techniques and are classified in Level 3 as the valuation includes significant unobservable valuation inputs such as yields or loss severities.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Collateralized debt obligations (“CDOs”) and other
—The fair value of CDOs is primarily determined using DCF valuation techniques but also using broker or dealer quotations and recent market transactions of identical or similar securities, if available. Consideration is given to the nature of the broker and dealer quotations, namely whether these are indicative or executable, the number of available quotations and how these quotations compare to any available recent market activity or alternative pricing sources. The significant valuation inputs used include market spread data for each credit rating, yields, prepayment rates, default probabilities and loss severities. CDOs are generally classified in Level 2 because these valuation inputs are observable or market-corroborated. CDOs will be classified in Level 3 where one or more of the significant valuation inputs used in the DCF valuations are unobservable.
Investment trust funds and other
—Publicly traded funds which are valued based on quoted prices in active markets are classified in Level 1 of the fair value hierarchy. Investments in funds that are not publicly traded but Nomura has the ability to redeem its investment at NAV per share on the balance sheet date are valued at NAV and classified in Level 2. Investments in funds which are valued using significant unobservable valuation inputs such as credit spreads of issuer and correlation are classified in Level 3. Investment in funds that are carried at fair value using NAV per share as a practical expedient are not classified in the fair value hierarchy.
Derivatives—Equity contracts
—Nomura enters into both exchange-traded and OTC equity derivative transactions such as index and equity options, equity basket options and index and equity swaps. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded equity derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded equity derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC equity derivatives is determined through option models such as Black-Scholes and Monte Carlo simulation. The significant valuation inputs used include equity prices, dividend yields, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC equity derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex equity derivatives are classified in Level 3 where dividend yield, volatility or correlation valuation inputs are significant and unobservable.
Derivatives—Interest rate contracts
—Nomura enters into both exchange-traded and OTC interest rate derivative transactions such as interest rate swaps, currency swaps, interest rate options, forward rate agreements, swaptions, caps and floors. Where these derivatives are traded in active markets and the exchange price is representative of fair value, the fair value of exchange-traded interest rate derivatives is determined using an unadjusted exchange price and classified in Level 1 of the fair value hierarchy. The fair value of exchange-traded interest rate derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC interest rate derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward foreign exchange (“FX”) rates, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC interest rate derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC interest rate derivatives are classified in Level 3 where interest rate, volatility or correlation valuation inputs are significant and unobservable.
Derivatives—Credit contracts
—Nomura enters into OTC credit derivative transactions such as credit default swaps and credit options on single names, indices or baskets of assets. The fair value of OTC credit derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, credit spreads, recovery rates, default probabilities, volatilities and correlations. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC credit derivatives are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs and adjustments are observable or market-corroborated. Certain less liquid vanilla or more complex OTC credit derivatives are classified in Level 3 where credit spread, recovery rate, volatility or correlation valuation inputs are significant and unobservable.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives—Foreign exchange contracts
—Nomura enters into both exchange-traded and OTC foreign exchange derivative transactions such as foreign exchange forwards and currency options. The fair value of exchange-traded foreign exchange derivatives which are traded in inactive markets or where the exchange price is not representative of fair value is determined using a model price and are classified in Level 2. The fair value of OTC foreign exchange derivatives is determined through DCF valuation techniques as well as option models such as Black-Scholes or Monte Carlo simulation. The significant valuation inputs used include interest rates, forward FX rates, spot FX rates and volatilities. Valuation adjustments are also made to model valuations in order to reflect counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. OTC foreign exchange derivatives are generally classified in Level 2 because all significant valuation inputs and adjustments are observable or market-corroborated. Certain foreign exchange derivatives are classified in Level 3 where interest rates, volatility or correlation valuation inputs are significant and unobservable.
Nomura includes valuation adjustments in its estimation of fair value of certain OTC derivatives relating to funding costs associated with these transactions to be consistent with how market participants in the principal market for these derivatives would determine fair value.
Loans and receivables
—The fair value of loans and receivables carried at fair value either as trading assets or through election of the fair value option is primarily determined using DCF valuation techniques as quoted prices are typically not available. The significant valuation inputs used are similar to those used in the valuation of corporate debt securities described above. Loans and receivables are generally classified in Level 2 of the fair value hierarchy because all significant valuation inputs are observable. Certain loans and receivables, however, are classified in Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them in Level 2 or credit spreads of the issuer or recovery rates used in DCF valuations are significant and unobservable.
Collateralized agreements and Collateralized financing
—The primary types of collateralized agreement and financing transactions carried at fair value are reverse repurchase and repurchase agreements elected for the fair value option. The fair value of these financial instruments is primarily determined using DCF valuation techniques. The significant valuation inputs used include interest rates and collateral funding spreads such as general collateral or special rates. Reverse repurchase and repurchase agreements are generally classified in Level 2 of the fair value hierarchy because these valuation inputs are usually observable.
Non-trading debt securities
—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as
Government, agency and municipal securities
and
Bank and corporate debt securities
described above.
Short-term
and
long-term borrowings (“Structured notes”)
—Structured notes are debt securities issued by Nomura or by consolidated variable interest entities (“VIEs”) which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate (i.e., an embedded derivative).

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The fair value of structured notes is determined using quoted prices in active markets for the identical instrument if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, or an internal model which combines DCF valuation techniques and option pricing models, depending on the nature of the embedded features within the structured note. Where an internal model is used, Nomura estimates the fair value of both the underlying debt instrument and the embedded derivative components. The significant valuation inputs used to estimate the fair value of the debt instrument component include yield curves, prepayment rates, default probabilities and loss severities. The significant valuation inputs used to estimate the fair value of the embedded derivative component are the same as those used for the relevant type of freestanding OTC derivative discussed above. A valuation adjustment is also made to the entire structured note in order to reflect Nomura’s own creditworthiness. This adjustment is determined based on recent observable secondary market transactions and executable broker quotes involving Nomura debt instruments and is therefore typically treated as a Level 2 valuation input. Structured notes are generally classified in Level 2 of the fair value hierarchy as all significant valuation inputs and adjustments are observable. Where any unobservable valuation inputs are significant, such as yields, prepayment rates, default probabilities, loss severities, volatilities and correlations used to estimate the fair value of the embedded derivative component, structured notes are classified in Level 3.
Long-term borrowings (“Secured financing transactions”)
—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 “
Transfer and Servicing
” (“ASC 860”) and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore, no adjustment is made to reflect Nomura’s own creditworthiness.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Level 3 financial instruments
The valuation of Level 3 financial assets and liabilities is dependent on certain significant valuation inputs which are unobservable. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, non-executable broker quotes or little publicly released information.
If corroborative evidence is not available to value Level 3 financial instruments, fair value may be measured using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable valuation input. Other techniques for determining an appropriate value for unobservable valuation input may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.
Use of reasonably possible alternative valuation input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Quantitative and qualitative information regarding significant unobservable valuation inputs
The following tables present quantitative and qualitative information about the significant unobservable valuation inputs used by Nomura to measure the fair value of financial instruments classified in Level 3 as of March 31, 2023 and September 30, 2023. These financial instruments will also typically include observable valuation inputs (i.e., Level 1 or Level 2 valuation inputs) which are not included in the table and are also often hedged using financial instruments which are classified in Level 1 or Level 2 of the fair value hierarchy. Changes in each of these significant unobservable valuation inputs used by Nomura will impact upon the fair value measurement of the financial instrument. The following tables also illustrate qualitatively how an increase in those significant unobservable valuation inputs might result in a higher
or
lower fair value measurement at the reporting date and the interrelationship between significant unobservable valuation inputs where more than one is used to determine fair value measurement of the financial instruments.

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥4	DCF	Liquidity discounts	75.0%	75.0%	Lower fair value	Not applicable

Private equity and debt investments	52	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.5 – 17.5% 0.0 – 2.0% 7.5 – 10.9% 5.0 – 30 .0%	10.1% 0.7% 9.8% 17.1%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	2 .0 – 11.7 x 11.3 – 24.3 x 5 .0 – 20 .0%	8.4 x 14.4 x 11 .0%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	8	DCF	Credit spreads Recovery rates	0.0 – 1.7% 6.3 – 18 .0%	0.7% 8.1%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	258	DCF	Credit spreads Recovery rates	0.0 – 21.8% 0.0 – 100 .0%	5.7% 83.1%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	8	DCF	Yields Prepayment rates Loss severities	17.7 – 28.6% 12 .0 – 15 .0% 0.4 – 99.6%	24.3% 13.2% 20.3%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	95	DCF	Loss severities	1.3 – 70 .0%	9.2%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	28	DCF	Yields Prepayment rates Default probabilities Loss severities	6 .0 – 38.9% 18 .0 – 20 .0% 2 .0% 50 .0 – 100 .0%	13.9% 19 .0% 2 .0% 52.6%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

Investment trust funds and other	2	DCF	Liquidity discounts	0.0 – 2 .0%	1 .0%	Lower fair value	Not applicable

Notes to the Interim C
onso
lidated Financial Statements—(Continued) (UNAUDITED)

	March 31, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable valuation input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield Volatilities Correlations	0.0 – 25.1% 15.4 – 108.6% (0.85) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	11	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	1.0 – 4.4% 10.7 – 14.1% 38.5 – 147.4 bp (1.00) – 1.00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(32)	DCF/ Option models	Credit spreads Recovery rates Volatilities Correlations	0.1 – 348.3% 0.0 – 90 .0% 55.5 – 61.1% 0.23 – 0.9 0	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	19	Option models	Volatilities Correlations	1.0 – 23.6% 0.18 – 0.74	— —	Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	191	DCF	Credit spreads Recovery rates	0.0 – 25.8% 22.1 – 100.0%	7.1% 74.5%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	17	DCF	Repo rate	2.8 – 6.0%	3.4%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	3	DCF	Credit spreads	0.0%	0.0%	Lower fair value	Not applicable

Other (7)	196	DCF	WACC Growth rates	11.2% 3.0%	11.2% 3.0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	4.0 – 5.4 x 7.4 – 30.8 x 0.3 – 1.6 x 25.0 – 30.0%	4.4 x 10.3 x 0.8 x 29.8%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading liabilities
Bank and corporate debt securities	3	DCF	Recovery rates	4.5 – 95.0%	65.5%	Higher fair value	Not applicable

Short-term borrowings	30	DCF/ Option models	Volatilities Correlations	15.4 – 100.6% (0.80) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	17	DCF/ Option models	Volatilities Correlations	10.7 – 11.3% 0.40 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	493	DCF	Loss severities	0.0 – 30.0%	9.0%	Lower fair value	Not applicable

		DCF/ Option models	Volatilities Volatilities Correlations	10.5 – 100.6% 51.9 – 63.6 bp (1.00) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	21	DCF	Recovery rates	40.0 – 98.5%	89.9%	Higher fair value	Not applicable

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Assets:
Trading assets and private equity and debt investments
Equities	¥28	DCF	Liquidity discounts	75 .0%	75 .0%	Lower fair value	Not applicable

Private equity and debt investments	73	DCF	WACC Growth rates Credit spreads Liquidity discounts	5.4 – 17.5% 0.0 – 2 .0% 7.5 – 11 . 0% 5 .0 – 30 .0%	9.5% 0.6% 9.7% 16.1%	Lower fair value Higher fair value Lower fair value Lower fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Liquidity discounts	1.3 – 12.8 x 12.7 – 26.9 x 5 .0 – 20 .0%	9.1 x 15.6 x 10.3%	Higher fair value Higher fair value Lower fair value	No predictable interrelationship

Foreign government, agency and municipal securities	2	DCF	Credit spreads Recovery rates	0.0 – 1.6% 5.3 – 17 .0%	0.6% 8.2%	Lower fair value Higher fair value	No predictable interrelationship

Bank and corporate debt securities and loans for trading purposes	250	DCF	Credit spreads Recovery rates	0.0 – 88 .0% 0.0 – 100 .0%	8.1% 71.9%	Lower fair value Higher fair value	No predictable interrelationship

Residential mortgage backed securities (“RMBS”)	10	DCF	Yields Prepayment rates Loss severities	17.4 – 37.5% 12 .0 – 15 .0% 2.3 – 100 .0%	28.3% 13.4% 21.1%	Lower fair value Lower fair value Lower fair value	No predictable interrelationship

Real estate-backed securities	141	DCF	Loss severities	0.6 – 26.4%	7.7%	Lower fair value	Not applicable

Collateralized debt obligations (“CDOs”) and other	27	DCF	Yields Prepayment rates Default probabilities Loss severities	6 .0 – 60.5% 20 .0% 2 .0% 30 .0 – 100.0%	15.3% 20 .0% 2 .0% 76 .0%	Lower fair value Lower fair value Lower fair value Lower fair value	Change in default probabilities typically accompanied by directionally similar change in loss severities and opposite change in prepayment rates

F-2
8

Notes
to
the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	September 30, 2023
Financial Instrument	Fair value in billions of yen	Valuation technique	Significant unobservable input	Range of valuation inputs (1)	Weighted Average (2)(3)	Impact of increases in significant unobservable valuation inputs (4)(5)	Interrelationships between valuation inputs (6)
Derivatives, net:
Equity contracts	¥6	Option models	Dividend yield Volatilities Correlations	0.0 – 13.5% 0.0 – 71.9% (0.85) – 0.99	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Interest rate contracts	(8)	DCF/ Option models	Interest rates Volatilities Volatilities Correlations	1.5 – 5.3% 10.8 – 13.9% 40.5 – 175 .0 bp (1 .00 ) – 1 .00	— — — —	Higher fair value Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Credit contracts	(42)	DCF/ Option models	Credit spreads Recovery rates Correlations	0.1 – 24.5% 5 .0 – 90 .0% 0.27 – 0.83	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Foreign exchange contracts	19	Option models	Interest rates Volatilities Correlations	4 .0 – 4.3% 7.5 – 20.4% 0.22 – 0.7 0	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Loans and receivables	256	DCF	Credit spreads Recovery rates	0.0 – 198.8% 36.8 – 100 .0%	9.5% 90.5%	Lower fair value Higher fair value	No predictable interrelationship

Collateralized agreements	12	DCF	Repo rate	3.1%	3.1%	Lower fair value	Not applicable

Other assets
Non-trading debt securities	23	DCF	Credit spreads	0.0 – 4.7%	4.1%	Lower fair value	Not applicable

Other (7)	216	DCF	WACC Growth rates	11.7% 3 .0%	11.7% 3 .0%	Lower fair value Higher fair value	No predictable interrelationship

		Market multiples	EV/EBITDA ratios PE Ratios Price/Book ratios Liquidity discounts	3.9 – 5.8 x 8.3 – 41.9 x 0.4 – 1.4 x 25 .0 – 30 .0%	4.5 x 11.4 x 0.8 x 29.7%	Higher fair value Higher fair value Higher fair value Lower fair value	Generally changes in multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant.

Liabilities:
Trading liabilities
Bank and corporate debt securities	5	DCF	Credit spreads Recovery rates	3.6 – 3.8% 3 .0 – 96.9%	3.7% 49 .0%	Higher fair value Higher fair value	No predictable interrelationship

Short-term borrowings	45	DCF/ O ption models	Volatilities Correlations	11.5 – 64.4% (0.71) – 0.95	— —	Higher fair value Higher fair value	No predictable interrelationship

Payable and deposits	16	DCF/ O ption models	Volatilities Correlations	11 .0 – 11.6% 0.4 0 – 0.98	— —	Higher fair value Higher fair value	No predictable interrelationship

Long-term borrowings	472	DCF	Loss severities	16.8%	16.8%	Lower fair value	Not applicable

		DCF/ O ption models	Volatilities Volatilities Correlations	10.8 – 64.4% 56.3 – 67.3 bp (1 .00 ) – 0.98	— — —	Higher fair value Higher fair value Higher fair value	No predictable interrelationship

Other liabilities	34	DCF	Recovery rates	40 .0 – 93 .0%	84.3%	Higher fair value	Not applicable

(1)
Range information is provided in percentages, coefficients and multiples and represents the highest and lowest level significant unobservable valuation input used to value that type of financial instrument. A wide dispersion in the range does not necessarily reflect increased uncertainty or subjectivity in the valuation input and is typically just a consequence of the different characteristics of the financial instruments themselves.

(2)	Weighted average information for non-derivatives is calculated by weighting each valuation input by the fair value of the financial instrument.
(3)	Nomura has not provided weighted average information for derivatives as unlike cash products the risk on such products is distinct from the balance sheet value and is subject to netting.
(4)
The above table only considers the impact of an increase in each significant unobservable valuation input on the fair value measurement of the financial instrument. However, a decrease in the significant unobservable valuation input would have the opposite effect on the fair value measurement of the financial instrument. For example, if an increase in a significant unobservable valuation input would result in a lower fair value measurement, a decrease in the significant unobservable valuation input would result in a higher fair value measurement.

(5)
The impact of an increase in the significant unobservable valuation input on the fair value measurement for a derivative assumes Nomura is long risk to the input e.g., long volatility. Where Nomura is short such risk, the impact of an increase would have a converse effect on the fair value measurement of the derivative.

(6)
Consideration of the interrelationships between significant unobservable valuation inputs is only relevant where more than one unobservable valuation input is used to determine the fair value measurement of the financial instrument.

(7)	Valuation techniques and unobservable valuation inputs in respect of equity securities reported within Other assets in the consolidated balance sheets.

F-
2
9

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Qualitative discussion of the ranges of significant unobservable valuation inputs
The following comments present qualitative discussion about the significant unobservable valuation inputs used by Nomura for financial instruments classified in Level 3.
Derivatives—Equity contracts
—The significant unobservable valuation inputs are dividend yield, volatilities and correlations. The range of dividend yields varies as some companies do not pay any dividends, for example due to a lack of profits or as a policy during a growth period, and hence have a zero dividend yield while others may pay high dividends, for example to return money to investors. The range of volatilities is wide as the volatilities of shorter-dated equity derivatives or those based on single equity securities can be higher than those of longer-dated instruments or those based on indices. Correlations represent the relationships between one input and another (“pairs”) and can either be positive or negative amounts. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships throughout the range.
Derivatives—Interest rate contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels. The range of volatilities is wide as volatilities of shorter-dated interest rate derivatives are typically higher than those of longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range. All significant unobservable valuation inputs are spread across the ranges.
Derivatives—Credit contracts
—The significant unobservable valuation inputs are credit spreads, recovery rates, volatilities and correlations. The range of credit spreads reflects the different risk of default present within the portfolio. At the low end of the range, underlying reference names have a very limited risk of default whereas at the high end of the range, underlying reference names have a much greater risk of default. The range of recovery rates varies primarily due to the seniority of the underlying exposure with senior exposures having a higher recovery than subordinated exposures. The range of volatilities is wide as the volatilities of shorter-dated credit contracts are typically higher than those of longer-dated instruments. The correlation range is positive since credit spread moves are generally in the same direction. Highly positive correlations are those for which the movement is very closely related and in the same direction, with correlation falling as the relationship becomes less strong.
Derivatives—Foreign exchange contracts
—The significant unobservable valuation inputs are interest rates, volatilities and correlations. The range of interest rates is due to interest rates in different countries/currencies being at different levels with some countries having extremely low levels and others being at levels that while still relatively low are less so. The range of volatilities is mainly due to the lower end of the range arising from currencies that trade in narrow ranges (e.g., versus the U.S. Dollar) while the higher end comes from currencies with a greater range of movement such as emerging market currencies. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.
Short-term borrowings and Long-term borrowings
—The significant unobservable valuation inputs are yields, prepayment rates, default probabilities, loss severities, volatilities and correlations. The range of volatilities is wide as the volatilities of shorter-dated instruments are typically higher than those in longer-dated instruments. The range of correlations moves from positive to negative because the movement of some pairs is very closely related and in the same direction causing highly positive correlations while others generally move in opposite directions causing highly negative correlations with pairs that have differing relationships through the range.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Movements in Level 3 financial instruments
The following tables present gains and losses as well as increases and decreases of financial instruments carried at fair value on a recurring basis which Nomura classified in Level 3 of the fair value hierarchy for the six and three months ended September 30, 2022 and 2023. Financial instruments classified in Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable valuation inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable valuation inputs.
For the six months ended September 30, 2022 and 2023, gains
and
losses related to Level 3 assets and liabilities did not have a material impact on Nomura’s liquidity and capital resources management.

	Billions of yen
	Six months ended September 30, 2022
	Beginning balance as of six months ended September 30, 2022	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of six months ended September 30, 2022
Assets:
Trading assets and private equity and debt investments
Equities	¥14	¥0	¥—	¥7	¥(2)	¥—	¥2	¥1	¥(6)	¥16
Private equity and debt investments	32	2	—	7	(2)	—	0	—	—	39
Japanese agency and municipal securities	2	0	—	—	0	—	—	—	—	2
Foreign government, agency and municipal securities	10	2	—	7	(8)	—	0	0	(1)	10
Bank and corporate debt securities and loans for trading purposes	220	(1)	—	157	(168)	—	27	55	(18)	272
Commercial mortgage-backed securities (“CMBS”)	7	0	—	0	0	—	—	0	—	7
Residential mortgage-backed securities (“RMBS”)	8	(1)	—	0	(1)	—	2	1	—	9
Real estate-backed securities	79	(13)	—	98	(75)	—	14	—	—	103
Collateralized debt obligations (“CDOs”) and other	26	(2)	—	29	(37)	—	4	0	—	20
Investment trust funds and other	0	0	—	0	0	—	0	0	—	0

Total trading assets and private equity and debt investments	398	(13)	—	305	(293)	—	49	57	(25)	478

Derivatives, net (3)
Equity contracts	10	12	—	—	—	(25)	(3)	(1)	2	(5)
Interest rate contracts	(11)	22	—	—	0	17	0	11	(4)	35
Credit contracts	(33)	12	—	—	—	(6)	(4)	(2)	0	(33)
Foreign exchange contracts	10	0	—	—	—	9	2	0	0	21

Total derivatives, net	(24)	46	—	—	0	(5)	(5)	8	(2)	18

Subtotal	¥374	¥33	¥—	¥305	¥(293)	¥(5)	¥44	¥65	¥(27)	¥496

Loans and receivables	205	5	—	25	(52)	—	29	36	(27)	221
Collateralized agreements	16	0	—	—	—	—	3	—	—	19
Other assets
Non-Trading Debt Securities	—	0	—	0	—	—	1	2	—	3
Other	197	(34)	0	1	(1)	—	25	1	—	189

Total	¥792	¥4	¥0	¥331	¥(346)	¥(5)	¥102	¥104	¥(54)	¥928

Liabilities:
Trading liabilities
Equities	¥0	¥0	¥—	¥0	¥(1)	¥—	¥0	¥2	¥—	¥1
Foreign government, agency and municipal securities	0	0	—	—	—	—	0	—	—	0
Bank and corporate debt securities	3	0	—	1	(3)	—	0	3	0	4
Collateralized debt obligations (“CDOs”) and other	0	—	—	1	(1)	—	0	—	—	—
Investment trust funds and other	0	0	—	—	0	—	0	—	—	0

Total trading liabilities	¥3	¥0	¥—	¥2	¥(5)	¥—	¥0	¥5	¥0	¥5

Short-term borrowings	58	0	0	26	(16)	—	0	4	(43)	29
Payables and deposits	8	1	0	15	—	—	—	7	(8)	21
Long-term borrowings	479	13	3	122	(77)	—	3	38	(134)	415
Other liabilities	32	9	—	3	(7)	—	5	0	(1)	23

Total	¥580	¥23	¥3	¥168	¥(105)	¥—	¥8	¥54	¥(186)	¥493

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Six months ended September 30, 2023
	Beginning balance as of six months ended September 30, 2023	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of six months ended September 30, 2023
Assets:
Trading assets and private equity and debt investments
Equities	¥4	¥0	¥—	¥22	¥(1)	¥—	¥1	¥2	¥0	¥28
Private equity and debt investments	52	8	—	12	0	—	1	—	—	73
Japanese agency and municipal securities	2	—	—	—	0	—	—	—	(2)	0
Foreign government, agency and municipal securities	8	1	—	3	(6)	—	0	0	(4)	2
Bank and corporate debt securities and loans for trading purposes	258	(2)	—	230	(263)	—	20	38	(31)	250
Commercial mortgage-backed securities (“CMBS”)	0	0	—	0	0	—	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	8	0	—	2	0	—	1	—	(1)	10
Real estate-backed securities	95	(2)	—	104	(67)	—	11	—	—	141
Collateralized debt obligations (“CDOs”) and other	28	(2)	—	52	(63)	—	2	13	(3)	27
Investment trust funds and other	2	0	—	32	(33)	—	0	—	0	1

Total trading assets and private equity and debt investments	457	3	—	457	(433)	—	36	53	(41)	532

Derivatives, net (3)
Equity contracts	6	(1)	—	—	—	(4)	1	2	2	6
Interest rate contracts	11	(8)	—	—	0	12	0	(22)	(1)	(8)
Credit contracts	(32)	(4)	—	—	—	(2)	(3)	1	(2)	(42)
Foreign exchange contracts	19	(3)	—	—	—	2	2	(1)	0	19

Total derivatives, net	4	(16)	—	—	0	8	0	(20)	(1)	(25)

Subtotal	¥461	¥(13)	¥—	¥457	¥(433)	¥8	¥36	¥33	¥(42)	¥507

Loans and receivables	191	9	—	74	(49)	—	23	41	(33)	256
Collateralized agreements	17	0	—	—	(8)	—	3	—	—	12
Other assets
Non-Trading Debt Securities	3	0	—	—	0	—	0	20	—	23
Other	196	(3)	0	5	(2)	—	20	—	—	216

Total	¥868	¥(7)	¥0	¥536	¥(492)	¥8	¥82	¥94	¥(75)	¥1,014

Liabilities:
Trading liabilities
Equities	¥1	¥(2)	¥—	¥6	¥(8)	¥—	¥0	¥0	¥(1)	¥0
Foreign government, agency and municipal securities	0	0	—	—	0	—	0	—	—	0
Bank and corporate debt securities	3	2	—	4	(2)	—	0	4	(2)	5
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	—	—	—	—	—	0
Investment trust funds and other	0	—	—	—	0	—	0	—	—	0

Total trading liabilities	¥4	¥0	¥—	¥10	¥(10)	¥—	¥0	¥4	¥(3)	¥5

Short-term borrowings	30	(1)	0	32	(15)	—	1	4	(8)	45
Payables and deposits	17	1	0	3	—	—	—	3	(6)	16
Long-term borrowings	493	(6)	(2)	119	(96)	—	7	44	(103)	472
Other liabilities	21	5	—	18	(2)	—	2	0	0	34

Total	¥565	¥(1)	¥(2)	¥182	¥(123)	¥—	¥10	¥55	¥(120)	¥572

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2022
	Beginning balance as of three months ended September 30, 2022	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of three months ended September 30, 2022
Assets:
Trading assets and private equity and debt investments
Equities	¥19	¥2	¥—	¥1	¥(2)	¥—	¥1	¥1	¥(6)	¥16
Private equity and debt investments	32	3	—	5	(1)	—	0	—	—	39
Japanese agency and municipal securities	2	0	—	—	0	—	—	—	—	2
Foreign government, agency and municipal securities	12	0	—	2	(3)	—	0	0	(1)	10
Bank and corporate debt securities and loans for trading purposes	260	(3)	—	72	(98)	—	11	33	(3)	272
Commercial mortgage-backed securities (“CMBS”)	7	0	—	—	0	—	—	0	—	7
Residential mortgage-backed securities (“RMBS”)	9	0	—	0	(1)	—	1	—	—	9
Real estate-backed securities	105	(3)	—	36	(41)	—	6	—	—	103
Collateralized debt obligations (“CDOs”) and other	23	2	—	12	(18)	—	1	0	—	20
Investment trust funds and other	0	0	—	0	0	—	0	0	—	0

Total trading assets and private equity and debt investments	469	1	—	128	(164)	—	20	34	(10)	478

Derivatives, net (3)
Equity contracts	26	(2)	—	—	—	(27)	(2)	(5)	5	(5)
Interest rate contracts	20	20	—	—	0	0	(1)	(2)	(2)	35
Credit contracts	(30)	(5)	—	—	—	4	0	(2)	0	(33)
Foreign exchange contracts	18	(1)	—	—	—	5	0	0	(1)	21

Total derivatives, net	34	12	—	—	0	(18)	(3)	(9)	2	18

Subtotal	¥503	¥13	¥—	¥128	¥(164)	¥(18)	¥17	¥25	¥(8)	¥496

Loans and receivables	196	3	—	18	(21)	—	9	16	—	221
Collateralized agreements	18	0	—	—	—	—	1	—	—	19
Other assets
Non-Trading Debt Securities	3	0	—	0	—	—	0	—	—	3
Other	189	(10)	0	0	0	—	9	1	—	189

Total	¥909	¥6	¥0	¥146	¥(185)	¥(18)	¥36	¥42	¥(8)	¥928

Liabilities:
Trading liabilities
Equities	¥1	¥0	¥—	¥—	¥0	¥—	¥0	¥0	¥—	¥1
Foreign government, agency and municipal securities	0	0	—	—	0	—	0	—	—	0
Bank and corporate debt securities	5	0	—	0	(3)	—	0	2	0	4
Collateralized debt obligations (“CDOs”) and other	0	—	—	—	0	—	—	—	—	—
Investment trust funds and other	0	0	—	—	0	—	0	—	—	0

Total trading liabilities	¥6	¥0	¥—	¥0	¥(3)	¥—	¥0	¥2	¥0	¥5

Short-term borrowings	35	(2)	0	9	(10)	—	0	3	(10)	29
Payables and deposits	25	0	0	4	—	—	—	—	(8)	21
Long-term borrowings	442	0	2	37	(22)	—	2	16	(58)	415
Other liabilities	26	(1)	—	0	(5)	—	2	0	(1)	23

Total	¥534	¥(3)	¥2	¥50	¥(40)	¥—	¥4	¥21	¥(77)	¥493

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30, 2023
	Beginning balance as of three months ended September 30, 2023	Total gains (losses) recognized in net revenue (1)	Total gains (losses) recognized in other comprehensive income	Purchases / issues (2)	Sales / redemptions (2)	Settlements	Foreign exchange movements	Transfers into Level 3 (4)(5)	Transfers out of Level 3 (5)	Balance as of three months ended September 30, 2023
Assets:
Trading assets and private equity and debt investments
Equities	¥5	¥(1)	¥—	¥22	¥0	¥—	¥0	¥2	¥0	¥28
Private equity and debt investments	61	3	—	9	0	—	0	—	—	73
Japanese agency and municipal securities	0	—	—	—	0	—	—	—	—	0
Foreign government, agency and municipal securities	3	0	—	1	(2)	—	0	0	0	2
Bank and corporate debt securities and loans for trading purposes	230	2	—	196	(209)	—	5	27	(1)	250
Commercial mortgage-backed securities (“CMBS”)	0	0	—	0	0	—	—	—	—	0
Residential mortgage-backed securities (“RMBS”)	10	0	—	0	0	—	0	—	0	10
Real estate-backed securities	106	0	—	71	(39)	—	3	—	—	141
Collateralized debt obligations (“CDOs”) and other	26	(1)	—	32	(37)	—	1	7	(1)	27
Investment trust funds and other	2	0	—	30	(31)	—	0	—	0	1

Total trading assets and private equity and debt investments	443	3	—	361	(318)	—	9	36	(2)	532

Derivatives, net (3)
Equity contracts	2	1	—	—	—	0	0	1	2	6
Interest rate contracts	2	(11)	—	—	(1)	3	0	0	(1)	(8)
Credit contracts	(39)	(1)	—	—	—	0	(1)	1	(2)	(42)
Foreign exchange contracts	14	0	—	—	—	5	0	0	0	19

Total derivatives, net	(21)	(11)	—	—	(1)	8	(1)	2	(1)	(25)

Subtotal	¥422	¥(8)	¥—	¥361	¥(319)	¥8	¥8	¥38	¥(3)	¥507

Loans and receivables	248	4	—	19	(20)	—	7	30	(32)	256
Collateralized agreements	16	0	—	—	(4)	—	0	—	—	12
Other assets
Non-Trading Debt Securities	3	0	—	—	—	—	0	20	—	23
Other	211	0	0	0	(1)	—	6	—	—	216

Total	¥900	¥(4)	¥0	¥380	¥(344)	¥8	¥21	¥88	¥(35)	¥1,014

Liabilities:
Trading liabilities
Equities	¥3	¥0	¥—	¥—	¥(2)	¥—	¥0	¥—	¥(1)	¥0
Foreign government, agency and municipal securities	0	0	—	—	0	—	0	—	—	0
Bank and corporate debt securities	5	0	—	1	(2)	—	0	2	(1)	5
Collateralized debt obligations (“CDOs”) and other	—	—	—	0	—	—	—	—	—	0
Investment trust funds and other	0	—	—	—	0	—	0	—	—	0

Total trading liabilities	¥8	¥0	¥—	¥1	¥(4)	¥—	¥0	¥2	¥(2)	¥5

Short-term borrowings	30	0	0	13	(3)	—	1	4	—	45
Payables and deposits	22	1	0	1	—	—	—	—	(6)	16
Long-term borrowings	393	13	0	79	(15)	—	1	39	(12)	472
Other liabilities	30	0	—	3	0	—	1	0	—	34

Total	¥483	¥14	¥0	¥97	¥(22)	¥—	¥3	¥45	¥(20)	¥572

(1)
Includes gains and losses reported primarily within
Net gain on trading, Gain (loss) on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue—Other
and
Non-interest expenses—Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.
(3)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(4)
Amounts of gains and losses on these transfers which were recognized in the period when the
Transfers into Level 3
occurred were not significant for the six and three months ended September 30, 2022 and 2023.

(5)
Transfers into Level 3
indicate certain valuation inputs of a financial instrument become unobservable or significant.
Transfers out of Level 3
indicate certain valuation inputs of a financial instrument become observable or insignificant. See
“Quantitative and qualitative information regarding significant unobservable valuation inputs
”
above for the valuation inputs of each financial instruments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Unrealized gains and losses recognized for Level 3 financial instruments
The following table presents the amounts of unrealized gains (losses) for the six and three months ended September 30, 2022 and 2023, relating to those financial instruments which Nomura classified in Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date.

	Billions of yen
	Six months ended September 30
	2022	2023

	Unrealized gains / (losses) (1)

Assets:
Trading assets and private equity and debt investments
Equities	¥0	¥0
Private equity and debt investments	2	8
Japanese agency and municipal securities	0	—
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	0	(5)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	1
Real estate-backed securities	(1)	(1)
Collateralized debt obligations (“CDOs”) and other	(3)	(1)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	(2)	2

Derivatives, net (2)
Equity contracts	11	2
Interest rate contracts	15	(15)
Credit contracts	3	(8)
Foreign exchange contracts	(7)	(7)

Total derivatives, net	22	(28)

Subtotal	¥20	¥(26)

Loans and receivables	4	8
Collateralized agreements	0	0
Other assets
Other	(34)	(3)

Total	¥(10)	¥(21)

Liabilities:
Trading liabilities
Equities	¥0	¥(1)
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities	0	1

Total trading liabilities	¥0	¥0

Short-term borrowings (3)	0	0
Payables and deposits (3)	1	1
Long-term borrowings (3)	19	0
Other liabilities	14	1

Total	¥34	¥2

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	Three months ended September 30
	2022	2023

	Unrealized gains / (losses) (1)

Assets:
Trading assets and private equity and debt investments
Equities	¥2	¥(1)
Private equity and debt investments	3	4
Japanese agency and municipal securities	0	—
Foreign government, agency and municipal securities	0	0
Bank and corporate debt securities and loans for trading purposes	(2)	(2)
Commercial mortgage-backed securities (“CMBS”)	0	0
Residential mortgage-backed securities (“RMBS”)	0	1
Real estate-backed securities	(2)	0
Collateralized debt obligations (“CDOs”) and other	1	(1)
Investment trust funds and other	0	0

Total trading assets and private equity and debt investments	2	1

Derivatives, net (2)
Equity contracts	4	0
Interest rate contracts	11	(17)
Credit contracts	(5)	(3)
Foreign exchange contracts	(2)	0

Total derivatives, net	8	(20)

Subtotal	¥10	¥(19)

Loans and receivables	3	3
Collateralized agreements	0	0
Other assets
Other	(9)	0

Total	¥4	¥(16)

Liabilities:
Trading liabilities
Equities	¥0	¥—
Bank and corporate debt securities	0	0

Total trading liabilities	¥0	¥0

Short-term borrowings (3)	(1)	0
Payables and deposits (3)	0	2
Long-term borrowings (3)	5	16
Other liabilities	1	(1)

Total	¥5	¥17

(1)
Includes gains and losses reported within
Net gain on trading, Gain (loss) on private equity and debt investments, and also within
Gain (loss) on investments in equity securities, Revenue—Other
and
Non-interest expenses—Other, Interest and dividends
and
Interest expense
in the consolidated statements of income.

(2)	Derivatives which contain multiple types of risk are classified based on the primary risk type of the instrument.
(3)
Includes unrealized gains/ (losses) of
¥3 billion and ¥(1) billion for the six months ended September 30, 2022 and 2023 respectively, and ¥2 billion and ¥0 billion for the three months ended September 30, 2022 and 2023, respectively, recognized in
Other comprehensive income (loss)
for recurring Level 3 fair value measurements held at the end of the reporting period.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Investments in investment funds that calculate NAV per share
In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.
The following tables present information on these investments where NAV per share is calculated or disclosed as of March 31, 2023 and September 30, 2023. Investments are presented by major category relevant to the nature of Nomura’s business and risks

	Billions of yen
	March 31, 2023
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥12	¥1	Monthly	Same day-30 days
Venture capital funds	11	9	—	—
Private equity funds	24	10	—	—
Real estate funds	3	1	—	—

Total	¥50	¥21

	Billions of yen
	September 30, 2023
	Fair value	Unfunded commitments (1)	Redemption frequency (if currently eligible) (2)	Redemption notice (3)
Hedge funds	¥11	¥1	Monthly	Same day-30 days
Venture capital funds	13	6	—	—
Private equity funds	29	14	—	—
Real estate funds	4	—	—	—

Total	¥57	¥21

(1)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(2)	The range in frequency with which Nomura is permitted to redeem investments.
(3)	The range in notice period required to be provided before redemption is possible.
Hedge funds:
These investments include funds of funds that invest in multiple asset classes. The fair values of these investments are determined using NAV per share. Although majority of these funds are redeemable monthly, certain funds cannot be redeemed within one month due to contractual, liquidity or gating issues. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Venture capital funds:
These investments include primarily start-up funds. The fair values of these investments are determined using NAV per share. Most of these funds cannot be redeemed within six months. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Private equity funds:
These investments are made mainly in various sectors in Europe, U.S. and Japan. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.
Real estate funds:
These are investments in commercial and other types of real estate. The fair values of these investments are determined using NAV per share. Redemption is restricted for most of these investments. The redemption period is unknown for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value option for financial assets and financial liabilities
Nomura measures certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 “
Derivatives and Hedging
” and ASC 825 “
Financial Instruments.
” When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized through earnings. Election of the fair value option is generally irrevocable unless an event occurs that gives rise to a new basis of accounting for that instrument.
The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•
Equity method investments reported within
Trading assets and private equity and debt investments
and
Other assets
held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•
Loans receivable
and
Receivables from customers
reported within
Loans and receivables
which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•
Reverse repurchase and repurchase agreements reported within
Collateralized agreements
and
Collateralized financing
which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility through earnings caused by the difference in measurement basis that otherwise would arise between the reverse repurchase and repurchase agreements and the derivatives used to risk manage those instruments.

•
All structured notes issued on or after April 1, 2008 reported within
Short-term borrowings
or
Long-term borrowings
. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated VIEs for the same purpose and for certain structured notes issued prior to April 1, 2008. Certain subsidiaries elect the fair value option for structured loans and vanilla debt securities issued by those subsidiaries.

•
Certain structured deposit issuances reported within
Deposits received at banks.
Nomura elects the fair value option for those structured deposits primarily to mitigate the volatility through earnings caused by differences in the measurement basis for structured deposits and the derivatives Nomura uses to risk manage those positions.

•
Financial liabilities reported within
Long-term borrowings
recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility through earnings that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through earnings.

•
Financial reinsurance contracts reported within
Other assets
. Nomura elects the fair value option to mitigate income volatility caused by the difference in measurement basis that would otherwise exist. Changes in the fair value of the reinsurance contracts carried at fair value are reported in the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within
Interest and dividends, Interest expense
or
Revenue—Net gain on trading
.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents gains (losses) due to changes in fair value for financial instruments carried at fair value using the fair value option for the six and three months ended September 30, 2022 and 2023.

	Billions of yen
	Six months ended September 30
	2022	2023
	Gains / (Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥(1)	¥0
Private equity and debt investments	2	1
Loans and receivables	16	27
Collateralized agreements (3)	(2)	3
Other assets (2)	(35)	(1)

Total	¥(20)	¥30

Liabilities:
Short-term borrowings (4)	¥126	¥(28)
Payables and deposits	9	12
Collateralized financing (3)	3	3
Long-term borrowings (4)(5)	442	146
Other liabilities (6)	16	(1)

Total	¥596	¥132

	Billions of yen
	Three months ended September 30
	2022	2023
	Gains / (Losses) (1)
Assets:
Trading assets and private equity and debt investments (2)
Trading assets	¥(1)	¥0
Private equity and debt investments	1	—
Loans and receivables	7	10
Collateralized agreements (3)	(2)	(1)
Other assets (2)	(10)	(6)

Total	¥(5)	¥3

Liabilities:
Short-term borrowings (4)	¥66	¥(16)
Payables and deposits	4	12
Collateralized financing (3)	0	7
Long-term borrowings (4)(5)	173	173
Other liabilities (6)	11	14

Total	¥254	¥190

(1)	Includes gains and losses reported primarily within Revenue—Net gain on trading and Revenue—Other in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes reverse repurchase and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes unfunded written loan commitments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

As of March 31, 2023 and September 30, 2023, Nomura held an economic interest of 39.32% and 39.82% in American Century Companies, Inc., respectively. The investment is carried at fair value on a recurring basis through election of the fair value option and is reported within
Other assets—Other
in the consolidated balance sheets.
For the six months ended September 30, 2022 and 2023, there was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.
Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by revaluation techniques using a rate which incorporates observable changes in its credit spread.
The following table presents changes in the valuation adjustment for Nomura’s own creditworthiness recognized in the consolidated statements of comprehensive income during the six and three months ended September 30, 2022 and 2023 in respect of financial liabilities elected for the fair value option recognized in other comprehensive income during the periods. The following table also presents amounts reclassified to the consolidated statements of income from accumulated other comprehensive income on early settlement of such financial liabilities during the six and three months ended September 30, 2022 and 2023 and the cumulative amounts recognized in accumulated other comprehensive income as of September 30, 2022 and 2023.

	Billions of yen
	Six months ended or as of September 30
	2022	2023
Changes recognized as a credit to other comprehensive income	¥63	¥(64)
Credit amounts reclassified to earnings	0	(0)
Cumulative credit (debit) balance recognized in accumulated other comprehensive income	116	84

	Billions of yen
	Three months ended September 30
	2022	2023
Changes recognized as a credit to other comprehensive income	¥35	¥(26)
Credit (debit) amounts reclassified to earnings	(0)	(0)
As of March 31, 2023, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥45 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥451 billion less than the principal balance of such
Long-term borrowings
.
As of September 30, 2023, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Loans and receivables
for which the fair value option was elected was ¥69 billion less than the principal balance of such
Loans and receivables
. There were no
Loans and receivables
for which the fair value option was elected that were 90 days or more past due. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of
Long-term borrowings
for which the fair value option was elected was ¥555 billion less than the principal balance of such
Long-term borrowings
.
Investment held by Investment companies
Nomura carries all of investments by investment companies under ASC 946 “
Financial Services—Investment Companies
” (“ASC 946”) at fair value, with changes in fair value recognized through the consolidated statements of income.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Concentrations of credit risk
Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on debt securities issued by the Japanese Government, U.S. Government, British Government (“U.K.”), Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading positions and are reported within
Trading assets
in the consolidated balance sheets. Government, agency and municipal securities, including
Securities pledged as collateral,
represented 16% of total assets as of March 31, 2023 and 17% as of September 30, 2023.
The following tables present geographic allocations of Nomura’s trading assets related to government, agency and municipal securities as of March 31, 2023 and September 30, 2023. See Note 3 “
Derivative instruments and hedging activities
” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2023
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥1,786	¥2,561	¥2,309	¥925	¥7,581

	Billions of yen
	September 30, 2023
	Japan	U.S.	EU & U.K.	Other	Total (1)
Government, agency and municipal securities	¥2,065	¥3,670	¥2,237	¥1,133	¥9,105

(1)
Other than above, there were ¥324 billion and ¥313 billion of government, agency and municipal securities reported within
Other
assets—Non-trading
debt securities
in the consolidated balance sheets as of March 31, 2023 and September 30, 2023, respectively. These securities are primarily Japanese government, agency and municipal securities.

Estimated fair value of financial instruments not carried at fair value
Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.
The carrying value of the majority of the financial instruments detailed below approximates their fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within
Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell
and
Securities borrowed
and financial liabilities reported within
Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned
and
Other secured borrowings
in the consolidated balance sheets.
The fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within
Loans receivable
while financial liabilities primarily include long-term borrowings which are reported within
Long-term borrowings
.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument not carried at fair value on a recurring basis in the consolidated balance sheets as of March 31, 2023 and September 30, 2023.

	Billions of yen
	March 31, 2023 (1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥3,821	¥3,821	¥3,821	¥—	¥—
Time deposits	409	409	—	409	—
Deposits with stock exchanges and other segregated cash	291	291	—	291	—
Loans receivable (2)	4,010	4,009	—	2,855	1,154
Securities purchased under agreements to resell	13,834	13,834	—	13,817	17
Securities borrowed	4,283	4,283	—	4,283	—

Total	¥26,648	¥26,647	¥3,821	¥21,655	¥1,171

Liabilities:
Short-term borrowings	¥1,009	¥1,009	¥—	¥978	¥31
Deposits received at banks	2,138	2,138	—	2,121	17
Securities sold under agreements to repurchase	14,218	14,218	—	14,218	—
Securities loaned	1,557	1,557	—	1,557	—
Other secured borrowings	334	334	—	334	—
Long-term borrowings	10,399	10,350	27	9,795	528

Total	¥29,655	¥29,606	¥27	¥29,003	¥576

	Billions of yen
	September 30, 2023 (1)
	Carrying value	Fair value	Fair value by level
			Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	¥4,105	¥4,105	¥4,105	¥—	¥—
Time deposits	455	455	—	455	—
Deposits with stock exchanges and other segregated cash	317	317	—	317	—
Loans receivable (2)	4,720	4,719	—	3,462	1,257
Securities purchased under agreements to resell	16,973	16,973	—	16,961	12
Securities borrowed	4,796	4,796	—	4,796	—

Total	¥31,366	¥31,365	¥4,105	¥25,991	¥1,269

Liabilities:
Short-term borrowings	¥1,065	¥1,065	¥—	¥1,020	¥45
Deposits received at banks	2,064	2,064	—	2,048	16
Securities sold under agreements to repurchase	18,591	18,591	—	18,591	—
Securities loaned	1,739	1,739	—	1,739	—
Other secured borrowings	291	291	—	291	—
Long-term borrowings	11,442	11,409	22	10,881	506

Total	¥35,192	¥35,159	¥22	¥34,570	¥567

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting relevant allowances for credit losses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Assets and liabilities measured at fair value on a nonrecurring basis
In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and non-financial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.
As of March 31, 2023 and September 30, 2023, there were no significant amount of assets or liabilities which were carried at fair value on a nonrecurring basis.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

3. Derivative instruments and hedging activities:
Nomura uses a variety of derivatives, including futures, forwards, options and swaps, for both trading and non-trading purposes.
Derivatives used for trading purposes
In the normal course of business, Nomura enters into transactions involving derivatives to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.
Nomura maintains active trading positions in a variety of derivatives. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivatives as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to facilitate its clients in adjusting their risk profiles change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital market products at competitive prices.
Futures and forward contracts are commitments to either purchase or sell securities, foreign exchange contracts or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to counterparty risks.
Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.
Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign exchange exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.
To the extent these derivatives are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.
Nomura seeks to minimize its exposure to market risk arising from its use of these derivatives through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for non-trading purposes
Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify interest rate risk profile of certain financial liabilities, to manage foreign exchange risk of certain foreign currency denominated debt securities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees. Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as that associated with derivatives used for trading purposes.
Fair value hedges
Nomura designates certain derivatives as fair value hedges of interest rate risk arising from specific financial liabilities and foreign currency risk arising from specific foreign currency denominated debt securities. These derivatives are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value and foreign currency rates of the underlying hedged items, both at inception and throughout the life of the hedging relationship. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities and assets through the consolidated statements of income within
Interest expense
and
Revenue—Other
, respectively.
Net investment hedges
Nomura designates certain derivatives designated as hedges of its net investment in foreign operations relating to specific subsidiaries which have non-Japanese Yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates. Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measurement of hedge effectiveness and are reported in the consolidated statements of income within
Revenue-Other
. All other movements in the fair value of highly effective net investment hedging derivatives are reported through NHI shareholders’ equity within
Accumulated other comprehensive income (loss)
.
Concentrations of credit risk for derivatives
The following tables present Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions including transactions cleared through central counterparties as of March 31, 2023 and September 30, 2023. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2023
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥15,296	¥(12,885)	¥(1,855)	¥556

	Billions of yen
	September 30, 2023
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥20,225	¥(17,133)	¥(2,394)	¥698

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivative activities
The following tables quantify of Nomura’s derivative positions as of March 31, 2023 and September 30, 2023 through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty offsetting of derivative assets and liabilities and cash collateral offsetting against net derivatives. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of the instrument. Changes in the fair value of derivatives are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

		Billions of yen
		March 31, 2023
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥39,203	¥1,065	¥1,610
Interest rate contracts	3,423,357	12,799	12,065
Credit contracts	35,007	276	358
Foreign exchange contracts	337,616	4,219	4,120
Commodity contracts	257	3	3

Total	¥3,835,440	¥18,362	¥18,156

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥2,828	¥0	¥180
Foreign exchange contracts	164	1	0

Total	¥2,992	¥1	¥180

Total derivatives	¥3,838,432	¥18,363	¥18,336

		Billions of yen
		September 30, 2023
		Derivative assets	Derivative liabilities
	Total notional (1)	Fair value	Fair value (1)
Derivatives used for trading and non-trading purposes (2) :
Equity contracts	¥48,868	¥1,077	¥1,510
Interest rate contracts	4,161,702	16,635	15,526
Credit contracts	37,483	219	331
Foreign exchange contracts	393,751	5,948	5,675
Commodity contracts	248	1	4

Total	¥4,642,052	¥23,880	¥23,046

Derivatives designated as formal fair value or net investment accounting hedges:
Interest rate contracts	¥3,254	¥—	¥279
Foreign exchange contracts	190	9	—

Total	¥3,444	¥9	¥279

Total derivatives	¥4,645,496	¥23,889	¥23,325

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
The amounts reported include derivatives used for non-trading purposes other than those designated as fair value or net investment accounting hedges. These amounts have not been separately presented since such amounts were not significant as of March 31, 2023 and September 30, 2023.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Offsetting of derivatives
Counterparty credit risk associated with derivatives is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce the risk of loss, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. In certain cases, Nomura may agree for such collateral to be posted to a third-party custodian under a control agreement that enables Nomura to take control of such collateral in the event of counterparty default. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, OTC derivative transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. A master netting agreement is a single agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default of the counterparty (“close-out and offsetting rights”).
For certain OTC centrally-cleared and exchange-traded derivatives, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing party or exchange. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.
For certain counterparties and /or in certain jurisdictions, Nomura may enter into derivative transactions which are not documented under a master netting agreement. Even when derivatives are documented under such agreements, Nomura may not have obtained, or may not be able to obtain evidence to determine with sufficient certainty that close-out and offsetting rights within such agreements are legally enforceable. This may be the case where the relevant local laws explicitly prohibit the enforceability of such close-out and offsetting rights, or where the local laws are complex, ambiguous or silent on the enforceability of such rights. This may include derivative transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, exchanges and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
Derivative assets and liabilities with the same counterparty and the related cash collateral receivables and payables documented under an enforceable master netting agreement are presented on a net basis on the consolidated balance sheets where the specific criteria defined by ASC 210-20 “
Balance Sheet—Offsetting
” (“ASC 210-20”) and ASC 815 are met.
The following table presents information about offsetting of derivatives and related cash collateral amounts on the consolidated balance sheets as of March 31, 2023 and September 30, 2023 by type of derivative contract, and additional amounts permitted to be offset legally by Nomura under enforceable master netting agreements, central clearing counterparties or exchange rules in the event of counterparty default but not offset on the consolidated balance sheets due to one or more of the criteria defined by ASC 210-20 and ASC 815 are not met. Derivative transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability of close-out and offsetting rights are not offset in the following table.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen		Billions of yen
	March 31, 2023		September 30, 2023
	Derivative assets	Derivative liabilities (1)	Derivative assets	Derivative liabilities (1)
Equity contracts
OTC settled bilaterally	¥649	¥880	¥706	¥921
Exchange-traded	416	730	371	589
Interest rate contracts
OTC settled bilaterally	11,535	10,976	14,850	14,095
OTC centrally-cleared	1,191	1,226	1,753	1,699
Exchange-traded	73	45	32	11
Credit contracts
OTC settled bilaterally	182	252	188	300
OTC centrally-cleared	86	92	31	30
Exchange-traded	8	14	0	1
Foreign exchange contracts
OTC settled bilaterally	4,220	4,120	5,957	5,675
Commodity contracts
OTC settled bilaterally	2	3	1	2
Exchange-traded	1	—	0	2

Total gross derivative balances (2)	¥18,363	¥18,338	¥23,889	¥23,325
Less: Amounts offset in the consolidated balance sheets (3)	(16,943)	(16,329)	(22,351)	(21,592)

Total net amounts reported on the face of the consolidated balance sheets (4)	¥1,420	¥2,009	¥1,538	¥1,733
Less: Additional amounts not offset in the consolidated balance sheets (5)
Financial instruments and non-cash collateral	(394)	(315)	(592)	(288)

Net amount	¥1,026	¥1,694	¥946	¥1,445

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)
Includes all gross derivative asset and liability balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. As of March 31, 2023, the gross balance of derivative assets and derivative liabilities which are not documented under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability was ¥

 billion and ¥753 billion, respectively. As of September 30, 2023, the gross balance of such derivative assets and derivative liabilities was ¥342 billion and ¥620 billion, respectively.

(3)
Represents amounts offset through counterparty offsetting of derivative assets and liabilities as well as cash collateral offsetting against net derivatives under master netting and similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 815. As of March 31, 2023, Nomura offset a total of ¥1,591 billion of cash collateral receivables against net derivative liabilities and ¥2,205 billion of cash collateral payables against net derivative assets. As of September 30, 2023, Nomura offset a total of ¥2,058 billion of cash collateral receivables against net derivative liabilities and ¥2,817 billion of cash collateral payables against net derivative assets.

(4)
Net derivative assets and net derivative liabilities are generally reported within
Trading assets and private equity and debt investments—Trading assets and Trading liabilities
, respectively in the consolidated balance sheet. Bifurcated embedded derivatives are reported within
Short-term borrowings
or
Long-term borrowings
depending on the maturity of the underlying host contract.

(5)
Represents amounts which are not permitted to be offset on the consolidated balance sheets in accordance with ASC 210-20 and ASC 815 but which provide Nomura with a legally enforceable right of offset in the event of counterparty default. Amounts relating to derivative and collateral agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded. As of March 31, 2023, a total of ¥298 billion of cash collateral receivables and ¥673 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives. As of September 30, 2023, a total of ¥391 billion of cash collateral receivables and ¥941 billion of cash collateral payables, including amounts reported in the table, have not been offset against net derivatives.

For information on offsetting of collateralized transactions, see Note 5 “
Collateralized transactions
”.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Derivatives used for trading purposes
Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within
Revenue—Net gain on trading
.
The following tables present amounts included in the consolidated statements of income for the six and three months ended September 30, 2022 and 2023 related to derivatives used for trading and non-trading purposes by types of underlying derivative contract. Derivatives which contain multiple types of risk are classified in the table based on the primary risk type of instrument.

	Billions of yen
	Six months ended September 30
	2022	2023
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥(20)	¥(42)
Interest rate contracts	302	303
Credit contracts	(101)	(56)
Foreign exchange contracts	270	168
Commodity contracts	2	27

Total	¥453	¥400

	Billions of yen
	Three months ended September 30
	2022	2023
Derivatives used for trading and non-trading purposes (1) :
Equity contracts	¥14	¥(61)
Interest rate contracts	190	62
Credit contracts	4	(19)
Foreign exchange contracts	55	189
Commodity contracts	(20)	24

Total	¥243	¥195

(1)
Includes net gains (losses) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges. For the six months ended September 30, 2022 and 2023, net gains (losses) for these non-trading derivatives were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fair value hedges
Nomura issues Japanese Yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies fair value hedge accounting to these instruments.
The following table presents the carrying value of the hedged items that are currently designated in a hedging relationship by line items in the consolidated balance sheets where the hedged item is reported, the cumulative amount of fair value hedging adjustment included in the carrying amount of the hedged items and the cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued as of March 31, 2023 and September 30, 2023.

	Billions of yen
Balance sheet line item in which the hedged item is included:	Carrying amount of the hedged liabilities		Cumulative gains of fair value hedging adjustment included in the carrying amount of the hedged assets/liabilities		Cumulative amount of fair value hedging adjustment remaining for the liabilities which hedge accounting has been discontinued

	March 31, 2023	September 30, 2023	March 31, 2023	September 30, 2023	March 31, 2023	September 30, 2023
Long-term borrowings	¥2,659	¥2,992	¥168	¥260	¥2	¥2

Total	¥2,659	¥2,992	¥168	¥260	¥2	¥2

Hedging derivatives designated as fair value hedges are carried at fair value attributable to the hedged risk, which is recognized in the consolidated statements of income within
Interest expense and Revenue-Other
, respectively together with the change in fair value of the hedged items.
The following tables present amounts included in the consolidated statements of income for the six and three months ended September 30, 2022 and 2023 related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Six months ended September 30
	2022	2023
Derivatives designated as fair value hedging instruments:
Interest rate contracts	¥139	¥98

Total	¥139	¥98

Hedged items in fair value hedges:
Long-term borrowings	¥(139)	¥(98)

Total	¥(139)	¥(98)

	Billions of yen
	Three months ended September 30
	2022	2023
Derivatives designated as hedging instruments:
Interest rate contracts	¥88	¥70

Total	¥88	¥70

Hedged items:
Long-term borrowings	¥(88)	¥(70)

Total	¥(88)	¥(70)

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Net investment hedges
Nomura designates certain foreign currency derivatives, as hedges of net investments in certain foreign operations with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, foreign exchange gains and losses arising from the derivatives and non-derivative financial instruments designated as hedges, except for the portion excluded from effectiveness assessment, are recognized through the consolidated statements of comprehensive income within
Other comprehensive income (loss)—Change in cumulative translation adjustments
. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.
The following tables present gains (losses) from derivatives designated as net investment hedges included in the consolidated statements of comprehensive income for the six and three months ended September 30, 2022 and 2023.

	Billions of yen
	Six months ended September 30
	2022	2023
Net investment hedging instruments:
Foreign exchange contracts	¥18	¥5

Total	¥18	¥5

	Billions of yen
	Three months ended September 30
	2022	2023
Hedging instruments:
Foreign exchange contracts	¥9	¥5

Total	¥9	¥5

The portion of gains (losses) representing the amount excluded from the assessment of hedge effectiveness are recognized within
Revenue—Net gain on trading
and
Revenue—Other
in the consolidated statements of income. The amount of gains (losses) was not significant during the six months ended September 30, 2022 and 2023.
Derivatives containing credit risk related contingent features
Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of March 31, 2023 was ¥574 billion with related collateral pledged of ¥403 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2023, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥11 billion.
The aggregate fair value of all derivatives with credit-risk-related contingent features that are in a liability position as of September 30, 2023 was ¥699 billion with related collateral pledged of ¥586 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of September 30, 2023, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥16 billion.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Credit derivatives
Credit derivatives are derivatives in which one or more of their underlying reference assets of the instrument are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit events specified in the contract.
Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.
Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and/ or seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.
The most common type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single reference entity or obligation. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.
Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the underlying reference asset.
Credit derivatives written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.
Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the purchase of separate credit derivative protection with identical or correlated underlying reference assets.
The extent of these purchased credit protection contracts is quantified in the following tables under the column titled “Purchased Credit Protection.” These amounts represent purchased credit protection with identical underlying reference assets to the written credit derivatives which act as a hedge against Nomura’s exposures. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased credit protection.
Written credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the written credit derivative. However, this is generally not a true representation of the amount Nomura will actually pay under these contracts as there are other factors that affect the likelihood and amount of any payment obligations under the contracts, including:
Probability of default
: Nomura values credit derivatives by taking into account of the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The notional amounts are therefore, significantly higher than Nomura’s actual exposures to these contracts as a whole.
Recovery value on the underlying asset
: In the case of the occurrence of an event of default, Nomura’s liability on a written credit derivative is limited to the difference between the notional amount and the recovery value of the underlying reference asset under default. While the recovery value on a defaulted asset may be minimal in certain cases, this does reduce amounts paid on these contracts.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlying reference assets as of March 31, 2023 and September 30, 2023.

	Billions of yen
	March 31, 2023
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(29)	¥8,121	¥1,263	¥3,095	¥2,579	¥1,184	¥5,708
Credit default swap indices	(47)	6,839	1,339	2,601	2,284	615	3,886
Other credit risk related portfolio products	38	624	166	216	210	32	341
Credit-risk related options and swaptions	0	51	—	—	37	14	51

Total	¥(38)	¥15,635	¥2,768	¥5,912	¥5,110	¥1,845	¥9,986

	Billions of yen
	September 30, 2023
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability (1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥(67)	¥8,743	¥1,546	¥3,087	¥2,841	¥1,269	¥6,496
Credit default swap indices	(52)	7,700	2,036	2,413	2,380	871	4,549
Other credit risk related portfolio products	41	688	149	219	260	60	457
Credit-risk related options and swaptions	0	4	—	—	4	—	4

Total	¥(78)	¥17,135	¥3,731	¥5,719	¥5,485	¥2,200	¥11,506

(1)
Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty offsetting. Asset balances represent positive fair value amounts caused by tightening of credit spreads of underlyings since inception of the credit derivatives.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Credit ratings are based on S&P Global Ratings (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If credit ratings from either of these agencies are not available, the credit ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the credit rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2023
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥227	¥1,405	¥2,378	¥2,530	¥781	¥800	¥8,121
Credit default swap indices	185	180	2,924	2,844	299	407	6,839
Other credit risk related portfolio products	—	—	21	325	53	225	624
Credit-risk related options and swaptions	—	—	—	29	22	—	51

Total	¥412	¥1,585	¥5,323	¥5,728	¥1,155	¥1,432	¥15,635

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	September 30, 2023
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other (1)	Total
Single-name credit default swaps	¥254	¥1,330	¥2,667	¥2,894	¥861	¥737	¥8,743
Credit default swap indices	253	213	3,008	3,413	291	522	7,700
Other credit risk related portfolio products	—	—	22	333	26	307	688
Credit-risk related options and swaptions	—	—	—	—	4	—	4

Total	¥507	¥1,543	¥5,697	¥6,640	¥1,182	¥1,566	¥17,135

(1)	Other includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a credit rating is unavailable.
Derivatives entered into in contemplation of sales of financial assets
Nomura enters into transactions which involve both the transfer of financial assets to a counterparty and a separate agreement entered contemporaneously with the same counterparty through which Nomura retains substantially all of the exposure to the economic return on the transferred financial assets throughout the term of the transaction. These transactions primarily include sales of securities with bilateral OTC total return swaps or other derivative agreements which are in-substance total return swaps.
These transactions are accounted for as sales of the securities with the derivative accounted for separately if the criteria for derecognition of the securities under ASC 860 are met. Where the derecognition criteria are not met, the transfer and separate derivative are accounted for as a single collateralized financing transaction which is reported within
Long-term borrowings
in the consolidated balance sheets.
Nomura entered into certain contemporaneous transactions involving the transfer of securities that are accounted for as sales, where substantially all of the economic exposures to the transferred securities are retained through total return swaps but does not retain control over the assets transferred. There were no new contracts signed during the six months ended September 30 2023. The following table provides information about relevant transactions outstanding as of March 31, 2023 and September 30, 2023.

	Millions of yen
	March 31, 2023	September 30, 2023
Gross cash proceeds received at transfer dates	¥69,535	¥69,535
Fair value of transferred securities at transfer dates	¥69,405	¥69,405
Fair value of transferred securities at reporting dates	¥59,199	¥54,554
Gross derivative liabilities arising from the transactions at reporting dates (1)	¥10,119	¥14,760

(1)
Amounts presented on gross basis, before the application of counterparty offsetting are included in
Trading liabilities
in the consolidated balance sheets as of March 31, 2023 and September 30, 2023. Of which ¥10,119 million and ¥14,760 million are included in interest rate contracts used for trading purpose as of March 31, 2023 and September 30, 2023 respectively as disclosed in present Note 3 “
Derivative instruments and hedging activities
”.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

4. Revenue from services provided to customers
Revenue by types of service
The following tables present revenue earned by Nomura from providing services to customers by relevant line item in the consolidated statements of income for the six and three months ended September 30, 2022 and 2023.

	Millions of yen
	Six months ended September 30
	2022	2023
Commissions	¥138,583	¥171,692
Fees from investment banking	51,474	69,750
Asset management and portfolio service fees	137,288	148,473
Other revenue	21,015	20,653

Total	¥348,360	¥410,568

	Millions of yen
	Three months ended September 30
	2022	2023
Commissions	¥68,152	¥88,922
Fees from investment banking	24,189	38,604
Asset management and portfolio service fees	69,038	76,666
Other revenue	10,563	9,590

Total	¥171,942	¥213,782

Commissions represent revenue principally from trade execution, clearing services and distribution of fund units primarily provided by the Retail Division and to a lesser extent, the Wholesale Division. The following table shows a breakdown of Commissions for the six and three months ended September 30, 2022 and 2023.

	Millions of yen
	Six months ended September 30
	2022	2023
Brokerage commissions	¥96,820	¥113,548
Commissions for distribution of investment trust	13,924	27,389
Other commissions	27,839	30,755

Total	¥138,583	¥171,692

	Millions of yen
	Three months ended September 30
	2022	2023
Brokerage commissions	¥48,454	¥58,314
Commissions for distribution of investment trust	6,409	13,999
Other commissions	13,289	16,609

Total	¥68,152	¥88,922

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Fees from investment banking represent revenue from financial advisory, underwriting and distribution primarily from the Wholesale Division, and to a lesser extent, the Retail Division. The following table shows the breakdown of Fees from investment banking for the six and three months ended September 30, 2022 and 2023.

	Millions of yen
	Six months ended September 30
	2022	2023
Equity underwriting and distribution fees	¥5,316	¥17,627
Debt underwriting and distribution fees	11,215	10,555
Financial advisory fees	28,310	23,615
Other fees	6,633	17,953

Total	¥51,474	¥69,750

	Millions of yen
	Three months ended September 30
	2022	2023
Equity underwriting and distribution fees	¥1,603	¥13,097
Debt underwriting and distribution fees	4,517	5,211
Financial advisory fees	14,279	9,991
Other fees	3,790	10,305

Total	¥24,189	¥38,604

Asset management and portfolio service fees represent revenue from asset management services primarily from the Investment Management Division, and to a lesser extent, the Retail Division.
The following table shows the breakdown of Asset management and portfolio service fees for the six and three months ended September 30, 2022 and 2023.

	Millions of yen
	Six months ended September 30
	2022	2023
Asset management fees	¥86,917	¥92,865
Administration fees	38,578	42,005
Custodial fees	11,793	13,603

Total	¥137,288	¥148,473

	Millions of yen
	Three months ended September 30
	2022	2023
Asset management fees	¥43,197	¥47,630
Administration fees	19,623	22,002
Custodial fees	6,218	7,034

Total	¥69,038	¥76,666

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents summary information regarding the key methodologies, assumptions and judgments used in recognizing revenue for each of the primary types of service provided to customers, including the nature of underlying performance obligations within each type of service and whether those performance obligations are satisfied at a point in time or over a period of time. For performance obligations recognized over time, information is also provided to explain the nature of the input or output method used to recognize revenue over time.

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Trade execution, clearing services and distribution of fund units	• Buying and selling of securities on behalf of customers • Distribution of fund units • Clearing of securities and derivatives on behalf of customers
•  Trade execution and clearing commissions recognized at a point in time, namely trade date.

•  Distribution fees are recognized at a point in time when the fund units have been sold to third party investors.

•  Commissions recognized net of soft dollar credits provided to customers where Nomura is acting as agent in providing investment research and similar services to the customer.

Financial advisory services
•  Provision of financial advice to customers in connection with a specific forecasted transaction or transactions such as mergers and acquisitions

•  Provision of financial advice not in connection with a specific forecasted transaction or transactions such as general corporate intelligence and similar research

•  Issuance of fairness opinions

•  Structuring complex financial instruments for customers

•  Fees contingent on the success of an underlying transaction are variable consideration recognized when the underlying transaction has been completed since only at such point is it probable that a significant reversal of revenue will not occur.

•  Retainer and milestone fees are recognized either over the period to which they relate or are deferred until consummation of the underlying transaction depending on whether the underlying performance obligation is satisfied at a point in time or over time.

•  Judgment is required to make this determination with factors influencing this determination including, but not limited to, whether the fee is in connection with an engagement designed to achieve a specific transaction or outcome for the customer (such as the purchase or sale of a business), the nature and extent of benefit to be provided to the customer prior to, and in addition to such specific transaction or outcome and the fee structure for the engagement.

•  Retainer and milestone fees recognized over time are normally recognized on a straight-line basis over the term of the contract based on time elapsed.

Underwriting and syndication services
•  Underwriting of debt, equity and other financial instruments on behalf of customers

•  Distributing securities on behalf of issuers

•  Arranging loan financing for customers

•  Syndicating loan financing on behalf of customer

•  Underwriting and syndication fees are recognized at a point in time when the underlying transaction is complete.

•  Commitment fees where draw down of the facility is deemed remote recognized on a straight-line basis over the life of the facility based on time elapsed.

•  Underwriting and syndication costs recognized either as a reduction of revenue or on a gross basis depending on whether Nomura is acting as principal or agent for such amounts.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Type of service provided to customers	Overview of key services provided	Key revenue recognition policies, assumptions and judgments
Asset management services	• Management of funds, investment trusts and other investment vehicles • Provision of investment advisory services • Provision of custodial and administrative services to customers
•  Management fees earned by Nomura in connection with managing a fund, investment trust or other vehicle generally are recognized on a straight-line basis based on time elapsed.

•  Performance-based fees are variable consideration recognized when the performance metric has been determined since only at such point is it probable that a significant reversal of revenue will not occur.

•  Custodial and administrative fees are recognized on a straight-line basis over time based on time elapsed.

Where revenue is recognized at a point in time, payments of fees are typically received at the same time as when the performance obligation is satisfied, or within several days or months after satisfying a performance obligation. In relation to revenue recognized over time, payments of fees are typically settled monthly, quarterly or semi-annually.
The underlying contracts entered into by Nomura in connection with the services described above typically do not have significant financing components. If such components exist in a contract, Nomura has made an accounting policy permitted by ASC 606 “
Revenue from Contracts with Customers
” (“ASC 606”) not to adjust for the effects of a significant financing component where the financing is effectively for a period of one year or less. Such contracts also typically do not contain any rights of return or similar features for the customer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Customer contract balances
When Nomura or the customer performs in accordance with the terms of a customer contract, a contract asset, customer contract receivable or contract liability is recognized in Nomura’s consolidated balance sheet.
A contract asset represents accrued revenue recognized by Nomura for completion or partially completion of a performance obligation, namely a right of Nomura to receive consideration for providing the service to the customer, which is conditional on factors or events other than the passage of time. A customer contract receivable is an unconditional right of Nomura to receive consideration in exchange for services provided. Both contract assets and customer contract receivables are reported in
Receivables from Customers
within Nomura’s consolidated balance sheet. A contract liability is any liability recognized in connection with a customer contract, including obligations to refund or obligations to provide a service in the future for which consideration has already been received or is due to be received. Contract liabilities are reported in
Payables to Customers
within Nomura’s consolidated balance sheet.
The following table presents the balances of customer contract receivables and contract liabilities in scope of ASC 606. The amounts of contract assets as of March 31, 2023 and September 30, 2023 were not significant.

	Millions of yen
	March 31, 2023	September 30, 2023
Customer contract receivables	¥85,100	¥92,944
Contract liabilities (1)	5,226	4,963

(1)	Contract liabilities primarily rise from investment advisory services and are recognized over the term of the contract based on time elapsed.
The balance of contract liabilities as of March 31, 2022 and 2023 were recognized as revenue for the six months ended September 30, 2022 and 2023, respectively.
Nomura recognized ¥4,511 million and ¥810 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2022 and the three months ended September 30, 2022, respectively. Nomura recognized ¥2,248 million and ¥571 million of revenue from performance obligations satisfied in previous periods for the six months ended September 30, 2023 and the three months ended September 30, 2023.
Transaction price allocated to the remaining performance obligations
In the ordinary course of business, Nomura may enter into customer contracts where the performance obligations are wholly or partially unsatisfied as of fiscal year ends. The total transaction prices allocated to the remaining unsatisfied performance obligations within these customer contracts were ¥1,189 million as of March 31, 2023 and ¥925 million as of September 30, 2023. As permitted by ASC 606, Nomura has elected not to disclose information about remaining performance obligations that have an individual estimated contract period of one year or less. In addition, considerations arising from contracts with customers do not comprise any significant amount that is not included in transaction price.
Customer contract costs
As permitted by ASC 340 “
Other Assets and Deferred Costs
,” Nomura has elected to expense all costs to obtain customer contracts where such amounts would be otherwise expensed within one year or less. As a result, the amounts of deferred costs to obtain or fulfill customer contracts as of March 31, 2023 and September 30, 2023 were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

5. Collateralized transactions:
Nomura enters into collateralized transactions, including reverse repurchase agreements, repurchase agreements, securities borrowing transactions, securities lending transactions, other secured borrowings and similar transactions mainly to meet clients’ financing needs, finance trading inventory positions and obtain securities for settlement.
Reverse repurchase agreements, repurchase agreements, securities borrowing transactions and securities lending transactions are typically documented under industry standard master netting agreements which mitigate Nomura’s credit exposure to counterparties. For certain centrally-cleared reverse repurchase and repurchase agreements, the clearing or membership agreements entered into by Nomura provide similar rights to Nomura in the event of default of the relevant central clearing counterparty. Nomura generally seeks to obtain an external legal opinion in order to ascertain the enforceability of such close-out and offsetting rights within these agreements.
Nomura may enter into reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions with certain types of counterparty and in certain jurisdictions which are not documented under a master netting agreement. Even when these transactions are documented under such master netting agreements, Nomura may not have obtained, or may not be able to obtain, evidence to determine with sufficient certainty that the close-out and offsetting rights in the agreements are legally enforceable. This may be the case where relevant local laws explicitly prohibit such close-out and offsetting rights, or where local laws are complex, ambiguous or silent on the enforceability of such rights. This may include reverse repurchase agreements, repurchase agreements, securities borrowing and securities lending transactions executed with certain foreign governments, agencies, municipalities, central clearing counterparties, agent banks and pension funds.
Nomura considers the enforceability of a master netting agreement in determining how credit risk arising from transactions with a specific counterparty is hedged, how counterparty credit exposures are calculated and applied to credit limits and the extent and nature of collateral requirements from the counterparty.
In all of these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In most cases, the party receiving the collateral is free to sell or repledge the securities received through repurchase agreements, securities lending transactions or to cover short positions. In repurchase and reverse repurchase agreements, the value of collateral typically exceeds the amount of cash transferred, where collateral is generally in the form of securities. Securities borrowing transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities lending transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities either received from or provided to the counterparty. Additional cash or securities are exchanged as necessary, to ensure that such transactions are adequately collateralized throughout the life of the transactions.
Offsetting of certain collateralized transactions
Reverse repurchase agreements and repurchase agreements, securities borrowing and lending transactions with the same counterparty documented under a master netting agreement are offset in the consolidated balance sheets where specific criteria as defined by ASC 210-20 are met. These criteria include requirements around maturity of transactions, underlying systems on which collateral is settled, associated banking arrangements and legal enforceability of close-out and offsetting rights under relevant master netting agreements.
The following tables present information about offsetting of these transactions in the consolidated balance sheets as of March 31, 2023 and September 30, 2023, together with the extent to which master netting agreements entered into with counterparties and central clearing parties permit additional offsetting in the event of counterparty default. Transactions which are not documented under a master netting agreement or are documented under a master netting agreement for which Nomura does not have sufficient evidence of enforceability are not offset in the following tables.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2023
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥35,030	¥4,280	¥35,414	¥1,825
Less: Amounts offset in the consolidated balance sheets (2)	(21,196)	—	(21,196)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥13,834	¥4,280	¥14,218	¥1,825

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(11,938)	(2,690)	(11,550)	(1,617)
Cash collateral	(14)	—	(1)	—

Net amount	¥1,882	¥1,590	¥2,667	¥208

	Billions of yen
	September 30, 2023
	Assets		Liabilities
	Reverse repurchase agreements	Securities borrowing transactions	Repurchase agreements	Securities lending transactions
Total gross balance (1)	¥39,992	¥4,793	¥41,610	¥2,049
Less: Amounts offset in the consolidated balance sheets (2)	(23,019)	—	(23,019)	—

Total net amounts of reported on the face of the consolidated balance sheets (3)	¥16,973	¥4,793	¥18,591	¥2,049

Less: Additional amounts not offset in the consolidated balance sheets (4)
Financial instruments and non-cash collateral	(14,428)	(3,113)	(14,843)	(1,799)
Cash collateral	(38)	—	(7)	—

Net amount	¥2,507	¥1,680	¥3,741	¥250

(1)
Include all recognized balances irrespective of whether they are transacted under a master netting agreement or whether Nomura has obtained sufficient evidence of enforceability of the master netting agreement. Amounts include transactions carried at fair value through election of the fair value option. As of March 31, 2023, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥

 billion and ¥
2,394
 billion, respectively. As of March 31, 2023, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,449 billion and ¥137 billion, respectively. As of September 30, 2023, the gross balance of reverse repurchase agreements and repurchase agreements which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥865 billion and ¥3,419 billion, respectively. As of September 30, 2023, the gross balance of securities borrowing transactions and securities lending transactions which were not transacted under master netting agreements or are documented under master netting agreements for which Nomura has not yet obtained sufficient evidence of enforceability amounted to ¥1,371 billion and ¥167 billion, respectively.

(2)
Represent amounts offset through counterparty netting under master netting or similar agreements for which Nomura has obtained sufficient evidence of enforceability in accordance with ASC 210-20. Amounts offset include transactions carried at fair value through election of the fair value option.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

(3)
Reverse repurchase agreements and securities borrowing transactions are reported within
Collateralized agreements—Securities purchased under agreements to resell
and
Collateralized agreements—Securities borrowed
in the consolidated balance sheets, respectively. Repurchase agreements and securities lending transactions are reported within
Collateralized financing—Securities sold under agreements to repurchase
and
Collateralized financing—Securities loaned
in the consolidated balance sheets, respectively. Amounts reported under securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within
Other liabilities
in the consolidated balance sheets.

(4)
Represent amounts which are not permitted to be offset on the face of the balance sheet in accordance with ASC 210-20 but which provide Nomura with the right of offset in the event of counterparty default. Amounts relating to agreements where Nomura has not yet obtained sufficient evidence of enforceability of such offsetting rights are excluded.

For information on offsetting of derivatives, see Note 3 “
Derivative instruments and hedging activities
.”
Maturity analysis of repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by remaining contractual maturity of the agreement as of March 31, 2023 and September 30, 2023. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2023
	Overnight and open (1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥14,017	¥16,597	¥2,663	¥1,357	¥780	¥35,414
Securities lending transactions	1,002	243	55	498	27	1,825

Total gross recognized liabilities (2)	¥15,019	¥16,840	¥2,718	¥1,855	¥807	¥37,239

	Billions of yen
	September 30, 2023
	Overnight and open (1)	Up to 30 days	30 – 90 days	90 days – 1 year	Greater than 1 year	Total
Repurchase agreements	¥17,257	¥17,494	¥4,030	¥1,982	¥847	¥41,610
Securities lending transactions	1,173	325	67	484	—	2,049

Total gross recognized liabilities (2)	¥18,430	¥17,819	¥4,097	¥2,466	¥847	¥43,659

(1)	Open transactions do not have an explicit contractual maturity date and are terminable on demand by Nomura or the counterparty.
(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing—Securities sold under agreements to repurchase
and
Collateralized financing—Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within
Other liabilities
in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Securities transferred in repurchase agreements and securities lending transactions
The following table presents an analysis of the total carrying value of liabilities recognized in the consolidated balance sheets for repurchase agreements and securities lending transactions by class of securities transferred by Nomura to counterparties as of March 31, 2023 and September 30, 2023. Amounts reported are shown prior to counterparty netting in accordance with ASC 210-20.

	Billions of yen
	March 31, 2023
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥251	¥1,598	¥1,849
Japanese government, agency and municipal securities	1,651	0	1,651
Foreign government, agency and municipal securities	28,039	74	28,113
Bank and corporate debt securities	2,639	128	2,767
Commercial mortgage-backed securities (“CMBS”)	—	—	—
Residential mortgage-backed securities (“RMBS”) (1)	2,657	—	2,657
Collateralized debt obligations (“CDOs”) and other	168	—	168
Investment trust funds and other	9	25	34

Total gross recognized liabilities (2)	¥35,414	¥1,825	¥37,239

	Billions of yen
	September 30, 2023
	Repurchase agreements	Securities lending transactions	Total
Equities and convertible securities	¥232	¥1,670	¥1,902
Japanese government, agency and municipal securities	2,645	0	2,645
Foreign government, agency and municipal securities	31,308	66	31,374
Bank and corporate debt securities	2,834	177	3,011
Commercial mortgage-backed securities (“CMBS”)	20	—	20
Residential mortgage-backed securities (“RMBS”) (1)	4,324	—	4,324
Collateralized debt obligations (“CDOs”) and other	211	—	211
Investment trust funds and other	36	136	172

Total gross recognized liabilities (2)	¥41,610	¥2,049	¥43,659

(1)
Includes ¥2,080 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of March 31, 2023. Includes ¥3,619 billion of U.S. government sponsored agency mortgage pass through securities and collateralized mortgage obligations as of September 30, 2023.

(2)
Repurchase agreements and securities lending transactions are reported within
Collateralized financing—Securities sold under agreements to repurchase
and
Collateralized financing—Securities loaned
in the consolidated balance sheets, respectively. Amounts reported for securities lending transactions also include transactions where Nomura lends securities and receives securities that can be sold or pledged as collateral. Nomura recognizes the securities received at fair value and a liability for the same amount, representing the obligation to return those securities. The liability is reported within
Other liabilities
in the consolidated balance sheets. The total gross recognized liabilities reported for repurchase agreements and securities lending transactions are consistent with the total gross balances reported in the offsetting disclosures above.

Collateral received by Nomura
The following table presents the fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral, which Nomura is permitted to sell or repledge, and the portion that has been sold or repledged as of March 31, 2023 and September 30, 2023.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Billions of yen
	March 31, 2023	September 30, 2023
The fair value of securities accepted as collateral, primarily through securities borrowed or purchased under agreement to resell	¥53,857	¥59,510
The portion of the above that has been sold (as reported within Trading liabilities in the consolidated balance sheets) or repledged	38,417	43,457
Collateral is generally used for repurchased agreements and other securities financing agreements, to cover short sales and to collateralize derivatives.
Assets pledged by Nomura
Nomura pledges owned securities and other financial assets to collateralize repurchase transactions, other secured financings and derivative transactions. Pledged securities that can be sold or repledged by the transferee, including Gensaki Repo transactions, are reported in parentheses as
Assets pledged
within
Trading assets, Non-trading debt securities, Investments in equity securities and Investments in and advances to affiliated companies in the consolidated balance sheets.
The following table presents the carrying amounts of financial assets recognized in the consolidated balance sheets which have been pledged as collateral, primarily to stock exchanges and clearing organizations, the secured party does not have the right to sell or repledge them by type of asset as of March 31, 2023 and September 30, 2023.

	Millions of yen
	March 31, 2023	September 30, 2023
Trading assets:
Equities and convertible securities	¥194,486	¥222,349
Government and government agency securities	1,017,843	1,513,312
Bank and corporate debt securities	55,532	49,736
Residential mortgage-backed securities (“RMBS”)	2,527,124	2,704,642
Collateralized debt obligations (“CDOs”) and other (1)	12,383	11,375
Investment trust funds and other	10,411	37,805

	¥3,817,779	¥4,539,219

Non-trading debt securities (2)	¥106,319	¥100,457
Investments in and advances to affiliated companies (3)	¥14,023	¥14,673

(1)	Includes CLOs and ABS such as those secured on credit card loans, auto loans and student loans.
(2)	Non-trading debt securities are primarily Japanese municipal securities issued by prefectures or ordinance-designated city.
(3)	Investments in and advances to affiliated companies comprise shares in Nomura Research Institute, Ltd.
The following table presents the carrying amount of financial and non-financial assets recognized in the consolidated balance sheets, other than those disclosed above, which are subject to lien as of March 31, 2023 and September 30, 2023.

	Millions of yen
	March 31, 2023	September 30, 2023
Loans and receivables	¥354,508	¥457,382
Trading assets and private equity and debt investments	1,397,669	1,466,978
Office buildings, land, equipment and facilities	3,323	3,219
Non-trading debt securities	107,852	100,697
Investments in and advances to affiliated companies	3	3
Other	773	1,044

	¥1,864,128	¥2,029,323

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs, trading balances of secured borrowings, and derivative transactions
.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

6. Securitizations and Variable Interest Entities:
Securitizations
Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate securities and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within
Trading assets
in Nomura’s consolidated balance sheets, with the change in fair value reported within
Revenue—Net gain on trading
. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.
As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the six and three months ended September 30, 2022, Nomura received cash proceeds from SPEs in new securitizations of ¥136 billion and ¥74 billion, respectively, and the associated gain on sale was immaterial. For the six and three months ended September 30, 2023, Nomura received cash proceeds from SPEs in new securitizations of ¥235 billion and ¥133 billion, respectively, and the associated gain on sale was immaterial. For the six and three months ended September 30, 2022, Nomura received debt securities issued by these SPEs with an initial fair value of ¥271 billion and ¥70 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥219 billion and ¥48 billion, respectively. For the six and three months ended September 30, 2023, Nomura received debt securities issued by these SPEs with an initial fair value of ¥92 billion and ¥29 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥78 billion and ¥16 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥5,745 billion and ¥5,906 billion as of March 31, 2023 and September 30, 2023, respectively. Those transferred financial assets are substantially government, agency and municipal securities. Nomura’s retained interests were ¥168 billion and ¥187 billion, as of March 31, 2023 and September 30, 2023, respectively. For the six and three months ended September 30, 2022, Nomura received cash flows of ¥13 billion and ¥7 billion, respectively, from the SPEs on the retained interests held in the SPEs. For the six and three months ended September 30, 2023, Nomura received cash flows of ¥13 billion and ¥6 billion, respectively, from the SPEs on the retained interests held in the SPEs.
Nomura did not provide financial support to SPEs beyond its contractual obligations as of March 31, 2023 and September 30, 2023.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2023
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥161	¥—	¥161	¥161	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	7	7	2	5

Total	¥—	¥161	¥7	¥168	¥163	¥5

	Billions of yen
	September 30, 2023
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government, agency and municipal securities	¥—	¥179	¥—	¥179	¥179	¥—
Bank and corporate debt securities	—	—	—	—	—	—
CMBS and RMBS	—	—	8	8	2	6

Total	¥—	¥179	¥8	¥187	¥181	¥6

As of March 31, 2023 and September 30, 2023, predominantly all of the retained interests held by Nomura were valued using significant observable prices. The initial fair value of these retained interests are mostly level 2 in the fair value hierarchy.
The following table presents the type and carrying value of financial assets included within
Trading assets
and
Loans receivable
which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions and generally reported within
Long-term borrowings.
The assets are pledged as collateral of the associated liabilities and cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31, 2023	September 30, 2023
Assets
Trading assets
Japanese government securities	¥1	¥1
Loans for trading purposes	25	18
Loans receivable	328	552

Total	¥354	¥571

Liabilities
Long-term borrowings	¥354	¥571

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Variable Interest Entities (“VIEs”)
In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities.
If Nomura has power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and through Nomura’s interest in the VIE, Nomura has the right to receive benefits or the obligation to absorb losses that could be potentially significant to the VIE, Nomura is the primary beneficiary of the VIE and must consolidate the entity, provided that Nomura does not act as a fiduciary for other interest holders. Nomura’s consolidated VIEs include those that were created to market structured securities to investors by repackaging corporate convertible securities, mortgages and mortgage-backed securities. Certain VIEs used in connection with Nomura’s aircraft leasing business as well as other purposes are consolidated. Nomura also consolidates certain investment funds for which Nomura is the primary beneficiary.
The power to direct the most significant activities may take a number of different forms in different types of VIEs. For transactions such as securitizations, investment funds, and CDOs, Nomura generally considers collateral management and servicing to represent the power to make the most significant decisions, unless such roles are deemed to be a fiduciary relationship. Accordingly, Nomura does not consolidate such types of VIEs for which it does not act as collateral manager or servicer unless Nomura has the unilateral right to replace the collateral manager or servicer or to require liquidation of the entity.
For many transactions, such as where VIEs are used for re-securitizations of residential mortgage-backed securities, there are no significant economic decisions made on an ongoing basis and no single investor has the unilateral ability to liquidate the VIE. In those cases, Nomura focuses its analysis on the party who has the sole discretion in the initial design of the VIE, and considers factors such as the nature of the underlying assets held by the VIE, the extent of third party investors’ involvement in the design of the VIE, the size of initial third party investment and the amount and level of any subordination of beneficial interests issued by the VIE which will be held by Nomura and any third party investors. Nomura has sponsored numerous re-securitization transactions and in many cases has determined that it is not the primary beneficiary on the basis that power to direct the most significant activities relating to these entities are shared with third party investors. Nomura has consolidated certain VIEs where it was determined that third party investors were not involved in the design of the VIEs, including where the size of third party investment was insignificant at inception of the transaction.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements as of March 31, 2023 and September 30, 2023. Most of these assets and liabilities are related to consolidated VIEs which securitize corporate convertible securities, mortgages and mortgage-backed securities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not typically have any recourse to Nomura.

	Billions of yen
	March 31, 2023	September 30, 2023
Consolidated VIE assets
Cash and cash equivalents	¥23	¥11
Trading assets
Equities	491	502
Debt securities	491	584
CMBS and RMBS	27	23
Derivatives	0	1
Private equity and debt investments	35	45
Office buildings, land, equipment and facilities	49	31
Other	78	84

Total	¥1,194	¥1,281

Consolidated VIE liabilities
Trading liabilities
Derivatives	¥0	¥0
Borrowings
Short-term borrowings	94	123
Long-term borrowings	793	811
Other	5	5

Total	¥892	¥939

On a quarterly basis, Nomura reassesses its involvement with the VIEs and evaluates the impact of any changes in governing documents and/or variable interests held by Nomura and other parties.
Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets and the amount of any undrawn commitments and financial guarantees issued.

	Billions of yen
	March 31, 2023
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥18	¥—	¥18
Debt securities	64	—	64
CMBS and RMBS	3,376	—	3,376
Investment trust funds and other	164	—	164
Private equity and debt investments	21	—	21
Loans	936	—	936
Other	3	—	3
Commitments to extend credit and other guarantees	—	—	196

Total	¥4,582	¥—	¥4,778

	Billions of yen
	September 30, 2023
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥24	¥—	¥24
Debt securities	87	—	87
CMBS and RMBS	3,213	—	3,213
Investment trust funds and other	169	—	169
Private equity and debt investments	24	—	24
Loans	1,243	—	1,243
Other	3	—	3
Commitments to extend credit and other guarantees	—	—	311

Total	¥4,763	¥—	¥5,074

The above does not include certain repurchase agreement financings provided to third parties or Nomura sponsored VIEs.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

7. Financing receivables:
In the normal course of business, Nomura extends financing to clients primarily in the form of loan receivables, loan commitments and collateralized agreements such as reverse repurchase agreements and securities borrowing transactions.
These financing receivables are recognized as assets on Nomura’s consolidated balance sheets at fair value or on amortized cost basis and provide a contractual right to receive money either on demand or on future fixed or determinable dates.
The carrying value of financing receivables measured on an amortized cost basis is adjusted for allowances for current expected credit losses defined by ASC 326 “
Financial Instruments—Credit Losses
” (“ASC 326”) where appropriate. Allowances for current expected credit losses against recognized financial instruments are reported in the consolidated balance sheets within
Allowance for credit losses
.
Collateralized agreements
Collateralized agreements consist of reverse repurchase agreements reported as
Securities purchased under agreements to resell
and securities borrowing transactions reported as
Securities borrowed
in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers, or borrowing these securities with cash and non-cash collateral. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Except for those where we apply the fair value option, reverse repurchase agreements are generally recognized in the consolidated balance sheets at the purchase price of the securities with applicable accrued interest. Securities borrowing transactions are generally recognized in the consolidated balance sheets at the amount of cash collateral advanced. Allowances for current expected credit losses against collateralized agreements are not significant either because of application of practical expedients permitted by ASC 326 based on the collateralization requirements and ongoing monitoring of the collateral levels or the short expected life of the financial instruments.
See Note 5 “
Collateralized transactions
” for more information about the financial instruments.
Loans receivable
The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.
Loans at banks include both retail and commercial secured loans and traditional unsecured loans mainly extended by Nomura Trust & Banking Co., Ltd. Where retail and commercial loans are secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. Loans at banks also include unsecured commercial loans provided to investment banking clients for relationship purposes. For unsecured commercial loans, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high or good credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.
Short-term secured margin loans are margin loans provided to clients in connection with securities brokerage business in retail and wealth management services. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional frequent margin calls in order to maintain a specified loan-to-value (“LTV”) ratio. These clients are required and reasonably expected to continue to replenish the amount of collateral as required by Nomura. Allowances for current expected credit losses against short-term secured margin loans are therefore usually not significant.
Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is limited as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature. Allowances for current expected credit losses against inter-bank money market loans are therefore usually not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Corporate loans are primarily commercial loans provided to corporate clients excluding those classified as Loans at banks. Corporate loans include loans secured by real estate or securities, unsecured commercial loans provided to investment banking clients for relationship purposes. The risk to Nomura of making these loans is similar to those risks arising from commercial loans reported in loans at banks.
The following tables present a summary of loans receivable reported within
Loans and receivables
or
Investments in and advances to affiliated companies
in the consolidated balance sheets as of March 31, 2023, and September 30, 2023 by portfolio segment.

	Millions of yen
	March 31, 2023
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥802,595	¥—	¥802,595
Short-term secured margin loans	457,273	—	457,273
Inter-bank money market loans	—	—	—
Corporate loans	1,103,869	1,650,115	2,753,984

Total loans receivables	¥2,363,737	¥1,650,115	¥4,013,852

Advances to affiliated companies	4,000	—	4,000

Total	¥2,367,737	¥1,650,115	¥4,017,852

	Millions of yen
	September 30, 2023
	Carried at amortized cost	Carried at fair value (1)	Total
Loans receivables
Loans at banks	¥840,707	¥—	¥840,707
Short-term secured margin loans	542,026	—	542,026
Inter-bank money market loans	—	—	—
Corporate loans	1,433,855	1,908,000	3,341,855

Total loans receivables	¥2,816,588	¥1,908,000	¥4,724,588

Advances to affiliated companies	8,014	298	8,312

Total	¥2,824,602	¥1,908,298	¥4,732,900

(1)	Includes loans receivable and loan commitments carried at fair value through election of the fair value option.
There were no significant purchases or sales of loans receivable during the six months ended September 30, 2022 and 2023, respectively.
There were also no significant reclassifications of loans receivable to or from trading assets during the six months ended September 30, 2022 and 2023, respectively.
Net unamortized deferred fees and costs related to loans receivable carried at amortized cost were not significant as of March 31, 2023 and September 30, 2023.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Allowances for current expected credit losses
Management has established allowances for current expected credit losses using the current expected credit losses impairment model (“CECL impairment model”) against the following types of financial instruments, including financing receivables, which are not measured at fair value on a recurring basis, to reflect the net amount Nomura expects to collect:

•	Loans receivable and written unfunded loan commitments;

•	Cash deposits;

•	Collateralized agreements such as reverse repos and securities borrowing transactions;

•	Customer contract assets and receivables; and

•	Other receivables including margin receivables, security deposits, default fund contributions to central clearing counterparties and net investments in finance leases.
Current expected credit losses for an individual or portfolio of financial instrument are measured at each Nomura reporting date based on expected credit losses over the remaining expected life of the financial instruments that consider forecast of future economic conditions in addition to information about past events and current conditions. Key macroeconomic inputs to our weighted average forecasts of three years include GDP and credit spreads. The risk of loss is considered, even when that risk of loss is remote. While management has based its estimate of the allowances for current expected credit losses on the best information available, future adjustments to the allowances may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.
Nomura has elected to exclude accrued interest receivable from the amortized cost basis of financial instruments used to measure expected credit losses. The amount of accrued interest receivable as of March 31, 2023 and September 30, 2023 was not significant.
The methodology used by Nomura to determine allowances for current expected credit losses in accordance with the CECL impairment model primarily depends on the nature of the financial instrument and whether certain practical expedients permitted by ASC 326 are applied by Nomura.
Financial instruments subject to the CECL impairment model are written off when Nomura has deemed the loan or receivable as uncollectible, namely management believes there is no reasonable expectation of collecting future contractual cash flows and all commercially reasonable means of recovering outstanding principal and interest balances have been exhausted.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table summarizes the methodology used for each significant type of financial instrument subject to the CECL impairment model and the key assumptions used which have impacted the measurement of current expected credit losses during the six months ended September 30, 2023.

Financial instrument	Methodology to determine current expected credit losses
Loans, written loan commitments and certain deposits
•   Full loss rate model developed by Nomura’s Risk department

•   Measures expected credit losses based on probability of default (PD), Loss Given Default (LGD) and Exposure at Default (EAD) inputs.

•   PD inputs incorporate forward-looking scenarios used by Nomura for internal risk management and capital purposes.

•   Immediate reversion method used for periods beyond which reasonable and supportable forecast is not available.

•   For financial instruments which have defaulted or are probable of defaulting, expected credit losses measured using discounted cash flow analyses or, where the financial instrument is collateral dependent, based on any shortfall of fair value of the underlying collateral.

Collateralized agreements, short-term secured margin loans and cash prime brokerage loans
•   For reverse repos and short-term secured margin loans and cash prime brokerage loans where frequent margining is required and the counterparty has ability to replenish margin, as permitted by a practical expedient provided by ASC 326 expected credit losses are limited to difference between carrying value of the reverse repo or margin loan and fair value of underlying collateral.

•   Securities borrowing transactions typically have very short expected lives and are collateralized and therefore expected credit losses are generally determined qualitatively to be insignificant based on historical experience and consistent monitoring of collateral.

Customer contract assets and receivables
•   Expected credit losses typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic climate and specific information about the ability of the client to pay.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following tables present changes in the allowances for current expected credit losses for the six and three months ended September 30, 2022 and 2023 as determined using the CECL impairment model defined by ASC 326.

	Millions of yen
	Six months ended September 30, 2022
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥2,434	¥—	¥62,353	¥64,787	¥1,559	¥66,346
Provision for credit losses	672	—	1,372	2,044	15	2,059
Written-offs	(1,523)	—	(2,552)	(4,075)	—	(4,075)
Other (2)	(417)	—	7,981	7,564	262	7,826

Ending balance	¥1,166	¥—	¥69,154	¥70,320	¥1,836	¥72,156

	Millions of yen
	Six months ended September 30, 2023
	Allowances for current expected credit losses against loans				Allowances against receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,126	¥—	¥2,930	¥4,056	¥1,776	¥5,832
Provision for credit losses	—	—	537	537	14	551
Written-offs	—	—	(386)	(386)	—	(386)
Other (2)	(377)	—	226	(151)	(65)	(216)

Ending balance	¥749	¥—	¥3,307	¥4,056	¥1,725	¥5,781

	Millions of yen
	Three months ended September 30, 2022
	Allowances for current expected credit losses against loans				Allowances for receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥3,016	¥—	¥65,242	¥68,258	¥1,842	¥70,100
Provision for credit losses	90	—	156	246	(13)	233
Written-offs	(1,523)	—	(82)	(1,605)	—	(1,605)
Other (2)	(417)	—	3,838	3,421	7	3,428

Ending balance	¥1,166	¥—	¥69,154	¥70,320	¥1,836	¥72,156

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Three months ended September 30, 2023
	Allowances for current expected credit losses against loans				Allowances for receivables other than loans (1)	Total allowances for current expected credit losses
	Loans at banks	Short-term secured margin loans	Corporate loans	Subtotal
Opening balance	¥1,126	¥—	¥3,083	¥4,209	¥1,739	¥5,948
Provision for credit losses	—	—	262	262	12	274
Written-offs	—	—	(10)	(10)	—	(10)
Other (2)	(377)	—	(28)	(405)	(26)	(431)

Ending balance	¥749	¥—	¥3,307	¥4,056	¥1,725	¥5,781

(1)	Includes amounts recognized against collateralized agreements, customer contract assets and receivables and other receivables.
(2)	Primarily includes the effect of recoveries collected and foreign exchange movements.
Modifications of loans from debtors experiencing financial difficulty
In the ordinary course of business, Nomura may choose to modify loans classified as held for investment either because of financial difficulties of the debtor, or simply as a result of market conditions or relationship reasons. Nomura adopted ASU 2022-02
“Financial instruments – Credit losses (Topic 326): Troubled debt restructurings and vintage disclosures”
on April 1, 2023 as discussed in Note 1. The adoption of the ASU eliminated the recognition and measurement guidance for trouble debt restructurings (TDRs) and related disclosure requirements, and added new disclosures for the financial effect and subsequent performance of certain types of modifications of loans for debtors experiencing financial difficulty. These modifications occur when Nomura (as lender) for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor including, but not limited to, interest rate reductions, term extensions, other-than-insignificant payment delays and principal forgiveness that would not otherwise have been required under the terms of the original agreement.
Expected credit losses for certain loans being modified which only involve modification of the loan’s terms (rather than receipt of assets in full or partial satisfaction) are typically determined using a discounted cash flow analysis. Assets received in full or partial satisfaction of loans from debtors experiencing financial difficulty are recognized at fair value.
The amounts of modifications of loans from debtors experiencing financial difficulty which occurred during the six months ended September 30, 2023 were not significant.
Prior to April 1, 2023, modifications of loans where the borrower is deemed to be in financial difficulty and Nomura has granted, or is expected to grant, a financial concession that Nomura would not otherwise consider were accounted for and reported as a TDRs. For the six months ended September 30, 2022, the amounts of modification or restructuring of loans classified as TDRs were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Nonaccrual and past due loans
Loans are placed on a nonaccrual status if interest is deemed uncollectible. Nomura policy is to define interest as being uncollectible if the borrower is determined to be in financial difficulty or an interest or principal payment on the loans is 90 days or more past due.
Where a loan is placed on a nonaccrual status, any accrued but unpaid interest receivable reversed and no further accrual of interest is permitted. Interest income is subsequent recognized when a cash payment is received from the borrower using the cash basis method.
Generally, loans are only returned to an accrual status if the loan is brought contractually current, i.e., all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.
As of March 31, 2023, there were ¥16,417 million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a nonaccrual status as of March 31, 2023 include ¥14,233 million of loans which did not recognize allowances for current expected credit losses due to fair value of the collateral being in excess of the value of the loan. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
As of September 30, 2023, there were ¥2,450
million of loans which were placed on a nonaccrual status, primarily secured corporate loans. Corporate loans on a nonaccrual status which did not recognize allowances for current expected credit losses due to fair value of the collateral being in excess of the value of the loan was not significant. The amount of loans which were 90 days past due but were not on a nonaccrual status was not significant.
Credit quality indicators
Nomura is exposed to credit risks due to a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of the borrower’s creditworthiness.
The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries by years of origination as of March 31, 2023 and September 30, 2023. The amounts of write offs during the six months ended September 30, 2023 were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2023
	2023	2022	2021	2020	2019	2018 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥104,543	¥152,888	¥5,960	¥8,050	¥14,817	¥16,047	¥—	¥302,305
BB-CCC	117,680	199,696	—	1,642	415	2,395	—	321,828
CC-D	—	—	—	—	—	—	—	—
Others (1)	55,842	45,404	—	—	—	—	—	101,246

Total secured loans at banks	¥278,065	¥397,988	¥5,960	¥9,692	¥15,232	¥18,442	¥—	¥725,379

Unsecured loans at banks:
AAA-BBB	¥4,673	¥9,297	¥9,169	¥9,513	¥11,036	¥25,806	¥—	¥69,494
BB-CCC	—	—	1,000	3,370	1,692	1,660	—	7,722
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥4,673	¥9,297	¥10,169	¥12,883	¥12,728	¥27,466	¥—	¥77,216

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	217,767	2,081	—	—	—	—	237,425	457,273

Total short-term secured margin loans	¥217,767	¥2,081	¥—	¥—	¥—	¥—	¥237,425	¥457,273

Unsecured inter-bank money market loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—

Secured corporate loans:
AAA-BBB	¥9,132	¥433,330	¥184,579	¥169,393	¥20,423	¥—	¥10,392	¥827,249
BB-CCC	598	8,242	7,322	14,954	23,811	20,791	69,260	144,978
CC-D	—	—	—	—	—	—	—	—
Others (1)	1,550	458	—	—	2	—	119	2,129

Total secured corporate loans	¥11,280	¥442,030	¥191,901	¥184,347	¥44,236	¥20,791	¥79,771	¥974,356

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2023
	2023	2022	2021	2020	2019	2018 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	2,184	—	—	2,184
Others	200	3	472	166	—	126,488	—	127,329

Total unsecured corporate loans	¥200	¥3	¥472	¥166	¥2,184	¥126,488	¥—	¥129,513

Advances to affiliated companies
AAA-BBB	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥—	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥4,000

Total	¥511,985	¥854,399	¥209,502	¥207,088	¥74,380	¥193,187	¥317,196	¥2,367,737

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2023
	2023	2022	2021	2020	2019	2018 or earlier	Revolving	Total
Secured loans at banks:
AAA-BBB	¥220,003	¥83,534	¥5,810	¥4,100	¥14,962	¥14,347	¥—	¥342,756
BB-CCC	241,935	64,946	—	1,718	—	1,935	—	310,534
CC-D	—	—	—	—	—	—	—	—
Others (1)	115,596	—	—	—	—	—	—	115,596

Total secured loans at banks	¥577,534	¥148,480	¥5,810	¥5,818	¥14,962	¥16,282	¥—	¥768,886

Unsecured loans at banks:
AAA-BBB	¥10,867	¥3,928	¥8,774	¥9,264	¥10,734	¥22,032	¥—	¥65,599
BB-CCC	1,556	—	1,000	733	2,233	700	—	6,222
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured loans at banks	¥12,423	¥3,928	¥9,774	¥9,997	¥12,967	¥22,732	¥—	¥71,821

Short-term secured margin loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others (1)	255,763	2,067	—	—	—	—	284,196	542,026

Total short-term secured margin loans	¥255,763	¥2,067	¥—	¥—	¥—	¥—	¥284,196	¥542,026

Unsecured inter-bank money market loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total unsecured inter-bank money market loans	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—

Secured corporate loans:
AAA-BBB	¥190,714	¥177,565	¥70,811	¥137,399	¥28,391	¥13,313	¥501,982	¥1,120,175
BB-CCC	10,308	10,886	4,829	22,475	7,891	1,605	104,329	162,323
CC-D	—	—	—	—	—	—	—	—
Others (1)	4,342	—	—	—	1,176	—	451	5,969

Total secured corporate loans	¥205,364	¥188,451	¥75,640	¥159,874	¥37,458	¥14,918	¥606,762	¥1,288,467

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	September 30, 2023
	2023	2022	2021	2020	2019	2018 or earlier	Revolving	Total
Unsecured corporate loans:
AAA-BBB	¥—	¥—	¥—	¥—	¥—	¥—	¥—	¥—
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	2,450	—	—	2,450
Others	340	—	530	187	—	141,881	—	142,938

Total unsecured corporate loans	¥340	¥—	¥530	¥187	¥2,450	¥141,881	¥—	¥145,388

Advances to affiliated companies
AAA-BBB	¥4,014	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥8,014
BB-CCC	—	—	—	—	—	—	—	—
CC-D	—	—	—	—	—	—	—	—
Others	—	—	—	—	—	—	—	—

Total advances to affiliated companies	¥4,014	¥3,000	¥1,000	¥—	¥—	¥—	¥—	¥8,014

Total	¥1,055,438	¥345,926	¥92,754	¥175,876	¥67,837	¥195,813	¥890,958	¥2,824,602

(1)	Relate to collateralized exposures where a specified ratio of LTV is maintained.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents a definition of each of the internal ratings used in the Nomura Group.

Rating Range	Definition
AAA	Highest credit quality. An obligor or facility has extremely strong capacity to meet its financial commitments. ‘AAA range’ is the highest credit rating assigned by Nomura. Extremely low probability of default.

AA	Very high credit quality category. An obligor or facility has very strong capacity to meet its financial commitments. Very low probability of default but above that of ‘AAA range.’

A	High credit quality category. An obligor or facility has strong capacity to meet its financial commitments but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than those in higher-rated categories. Low probability of default but higher than that of ‘AA range.’

BBB	Good credit quality category. An obligor or facility has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet its financial commitments. Medium probability of default but higher than that of ‘A range.’

BB	Speculative credit quality category. An obligor or facility is less vulnerable in the near term than other lower-ratings. However, it faces major ongoing uncertainties and exposure to adverse business, financial, or economic conditions which could lead to the inadequate capacity to meet its financial commitments. Medium to high probability of default but higher than that of ‘BBB range.’

B	Highly speculative credit quality category. An obligor or facility is more vulnerable than those rated ‘BB range’, but the obligor currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the issuer’s or obligor’s capacity or willingness to meet its financial commitments. High probability of default—more than that of ‘BB range.’

CCC	Substantial credit risk. An obligor or facility is currently vulnerable, and is dependent upon favorable business, financial, and economic conditions to meet its financial commitments. Strong probability of default – more than that of ‘B range.’

CC	Default category. An obligor or facility is currently highly vulnerable to nonpayment.

C	Default category. An obligor or facility is currently extremely vulnerable to nonpayment.

D	Failure of an obligor to make payments in full and on time of any financial obligations, markedly disadvantageous modification to a contractual term compared with the existing obligation, bankruptcy filings, administration, receivership, liquidation or other winding-up or cessation of business of an obligor or other similar situations.
Nomura reviews internal ratings at least once a year by using available credit information of obligors including financial statements and other information. Internal ratings are also reviewed more frequently for high-risk obligors or problematic exposures and any significant credit event of obligors will trigger an immediate credit review process.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

8. Leases:
Nomura as lessor
Nomura leases office buildings and aircrafts in Japan and overseas either as head lessor or through subleases. These leases and subleases are primarily classified as operating leases. The related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within
Other assets—Office buildings, land, equipment and facilities.
The following table presents the types of assets which Nomura leases under operating leases as of March 31, 2023 and September 30, 2023.

	Millions of yen
	March 31, 2023			September 30, 2023
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Real estate (1)	¥21	¥—	¥21	¥21	¥—	¥21
Aircraft	49,472	(741)	48,731	31,402	(816)	30,586

Total	¥49,493	¥(741)	¥48,752	¥31,423	¥(816)	¥30,607

(1)	Cost, accumulated depreciation and net carrying amounts include amounts relating to real estate utilized by Nomura.
Nomura recognized lease income of ¥409 million and ¥249 million for the six and three months ended September 30, 2022, respectively, and ¥1,400 million and ¥627 million for the six and three months ended September 30, 2023, respectively. These are included in the consolidated statements of income within
Revenue—Other.
The following table presents an analysis of future undiscounted lease payments receivable in connection with noncancellable operating leases entered into by Nomura as lessor over the remaining lease term as of September 30, 2023. Amounts in connection with finance leases were not significant.

Millions of yen
September 30, 2023
Minimum lease payments to be received
Years of receipt
Less than 1 year	¥3,829
1 to 2 years	3,829
2 to 3 years	3,829
3 to 4 years	3,829
4 to 5 years	3,829
More than 5 years	10,260

Total	¥29,405

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

9. Other assets—Other / Other liabilities:
The following table presents components of
Other assets—Other and Other liabilities
in the consolidated balance sheets as of March 31, 2023 and as of September 30, 2023.

	Millions of yen
	March 31, 2023	September 30, 2023
Other assets—Other:
Securities received as collateral	¥268,591	¥309,466
Goodwill and other intangible assets	36,194	40,927
Deferred tax assets	22,645	18,026
Investments in equity securities for other than operating purposes (1)	249,865	261,169
Deposit receivables (2)	298,705	269,834
Prepaid expenses	19,727	29,016
Other	118,980	86,225

Total	¥1,014,707	¥1,014,663

Other liabilities:
Obligation to return securities received as collateral	¥268,591	¥309,466
Accrued income taxes	42,254	46,959
Other accrued expenses and provisions	479,491	484,410
Operating lease liabilities	193,883	200,262
Other	191,302	178,061

Total	¥1,175,521	¥1,219,158

(1)	Includes equity securities without a readily determinable fair value of ¥65,365 million as of March 31, 2023 and as of September 30, 2023 respectively.
(2)	Includes Japan Securities Clearing Corporation’s clearing fund.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

10. Earnings per share:
A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Six months ended September 30
	2022	2023
Basic—
Net income attributable to NHI shareholders	¥18,467	¥58,563
Weighted average number of shares outstanding	3,010,633,495	3,028,036,425
Net income attributable to NHI shareholders per share	¥6.13	¥19.34

Diluted—
Net income attributable to NHI shareholders	¥18,354	¥58,468
Weighted average number of shares outstanding	3,104,874,653	3,140,207,716
Net income attributable to NHI shareholders per share	¥5.91	¥18.62

	Millions of yen except per share data presented in yen
	Three months ended September 30
	2022	2023
Basic—
Net income attributable to NHI shareholders	¥16,771	¥35,232
Weighted average number of shares outstanding	3,001,728,417	3,035,142,936
Net income attributable to NHI shareholders per share	¥5.59	¥11.61

Diluted—
Net income attributable to NHI shareholders	¥16,738	¥35,202
Weighted average number of shares outstanding	3,093,327,844	3,140,174,302
Net income attributable to NHI shareholders per share	¥5.41	¥11.21

Net income attributable to NHI shareholders is adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the six and the three months ended September 30, 2022 and 2023, arising from options to purchase common shares issued by subsidiaries and affiliates.
The weighted average number of shares used in the calculation of diluted earnings per share (“EPS”) reflects the increase in potential issuance of common shares arising from stock-based compensation plans issued by the Company and affiliates, which would have minimal impact on EPS for the six and three months ended September 30, 2022 and 2023.
Antidilutive stock options and other stock-based compensation plans to purchase 9,712,800 common shares were not included in the computation of diluted EPS for the six and the three months ended September 30, 2022. Antidilutive stock-options and other stock-based compensation plans to purchase
6,940,000
and
4,691,700
common shares were not included in the computation of diluted EPS for the six and the three months ended September 30, 2023, respectively.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

11. Employee benefit plans:
Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society.
Net periodic benefit cost
The net periodic benefit cost of the defined benefit plans of Japanese entities includes the following components.

	Millions of yen
	Six months ended September 30
	2022	2023
Service cost	¥3,199	¥3,014
Interest cost	1,216	1,742
Expected return on plan assets	(2,984)	(2,829)
Amortization of net actuarial losses	1,909	1,403
Amortization of prior service cost	(803)	(802)

Net periodic benefit cost	¥2,537	¥2,528

	Millions of yen
	Three months ended September 30
	2022	2023
Service cost	¥1,600	¥1,507
Interest cost	608	871
Expected return on plan assets	(1,492)	(1,414)
Amortization of net actuarial losses	954	701
Amortization of prior service cost	(401)	(401)

Net periodic benefit cost	¥1,269	¥1,264

Nomura also recognized net periodic benefit cost of plans other than Japanese entities’ plans, which are not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

12. Income taxes:
For the six months ended September 30, 2022, the difference between the effective statutory tax rate of 31% and the effective tax rate of 60.3% was mainly due to an increase in
valuation
allowances, while
non-taxable revenues decreased the effective tax rate.
For the three months ended September 30, 2022, the difference between the effective statutory tax rate of 31% and the effective tax rate of 46.8% was mainly due to an increase in
valuation
allowances, while

different tax rate applicable to income (loss) of foreign subsidiaries decreased the effective tax rate.
For the six months ended September 30, 2023, the difference between the effective statutory tax rate of 31% and the effective tax rate of 40.3% was mainly due to
non-deductible expenses,
while
non-taxable revenues decreased the effective tax rate.
For the three months ended September 30, 2023, the difference between the effective statutory tax rate of 31% and the effective tax rate of 37.3% was mainly due
t
o
non-deductible expenses,
w
h
ile
 non-taxable revenues decreased the effective tax rate.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

13. Other comprehensive income (loss):
Changes in accumulated other comprehensive income (loss) are as follows:

	Millions of yen
	Six months ended September 30, 2022
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥136,912	¥210,319	¥—	¥210,319	¥347,231
Pension liability adjustment	(43,803)	505	867	1,372	(42,431)
Own credit adjustments	34,864	52,595	231	52,826	87,690

Total	¥127,973	¥263,419	¥1,098	¥264,517	¥392,490

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Six months ended September 30, 2023
	Balance at beginning of year	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥242,767	¥171,562	¥6	¥171,568	¥414,335
Pension liability adjustment	(32,174)	348	421	769	(31,405)
Own credit adjustments	107,861	(48,033)	(196)	(48,229)	59,632

Total	¥318,454	¥123,877	¥231	¥124,108	¥442,562

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended September 30, 2022
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥279,364	¥67,867	¥—	¥67,867	¥347,231
Pension liability adjustment	(43,017)	217	369	586	(42,431)
Own credit adjustments	58,290	29,477	(77)	29,400	87,690

Total	¥294,637	¥97,561	¥292	¥97,853	¥392,490

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

	Millions of yen
	Three months ended September 30, 2023
	Balance at beginning of period	Other comprehensive income (loss) before reclassifications	Reclassifications out of accumulated other comprehensive income (loss) (1)	Net change during the period	Balance at end of period
Cumulative translation adjustments	¥370,620	¥43,715	¥—	¥43,715	¥414,335
Pension liability adjustment	(31,767)	66	296	362	(31,405)
Own credit adjustments	79,249	(19,509)	(108)	(19,617)	59,632

Total	¥418,102	¥24,272	¥188	¥24,460	¥442,562

(1)	Reclassifications out of accumulated other comprehensive income (loss) were not significant.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

14. Commitments, contingencies and guarantees:
Commitments—
Credit and investment commitments
In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite securities that may be issued by the clients. As a member of certain central clearing counterparties, Nomura is committed to provide liquidity facilities through entering into reverse repo transactions backed by government and government agency debt securities with those counterparties in a situation where a default of another clearing member occurs. The outstanding commitments under these agreements are included below in commitments to extend credit.
Nomura has commitments to invest in various partnerships and other entities and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included below in commitments to invest.
The following table presents a summary of the key types of outstanding commitments provided by Nomura.

	Millions of yen
	March 31, 2023	September 30, 2023
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,623,897	¥1,337,173
Other commitments to extend credit	1,010,332	1,155,526

Total	¥2,634,229	¥2,492,699

Commitments to invest	¥21,994	¥22,523
As of September 30, 2023, these commitments had the following maturities:

	Millions of yen
		Years to Maturity
	Total contractual amount	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit
Liquidity facilities to central clearing counterparties	¥1,337,173	¥1,337,173	¥—	¥—	¥—
Other commitments to extend credit	1,155,526	231,492	391,580	386,341	146,113

Total	¥2,492,699	¥1,568,665	¥391,580	¥386,341	¥146,113

Commitments to invest	¥22,523	¥360	¥1,205	¥3,019	¥17,939
The contractual amounts of these commitments to extend credit represent the amounts at risk but only if the contracts are fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.
Contingencies—
Investigations, lawsuits and other legal proceedings
In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.
The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “
Contingencies
” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable. As of March 31, 2023 and September 30, 2023, the total liability of ¥42,459 million and ¥33,721 million have been recognized respectively, and reported within
Other liabilities
in respect of outstanding and unsettled investigations, lawsuits and other legal proceedings where loss is considered probable and the loss can be reasonably estimated.
The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.
For certain of the significant actions and proceedings, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of December 15, 2023, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥
32 billion.
For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; (vi) there are novel or unsettled legal theories underlying the claims and/or (vii) a judgment has been made against Nomura but detailed reasons for the basis for the judgment and how the amount of the judgment has been determined have not yet been received.
Nomura will continue to cooperate with regulatory investigations and to vigorously defend its position in the ongoing actions and proceedings set out below, as appropriate.
Claims for reimbursement of tax credits paid on dividends on Italian shares have been made by the tax authorities in Pescara, Italy alleging breaches of the U.K.-Italy Double Taxation Treaty of 1998 against IBJ Nomura Financial Products (UK) PLC (“IBJN”) a group company which has been in members’ voluntary liquidation since 2000. An Italian Supreme Court judgment in June 2019 confirmed that an amount of approximately EUR 38 million (comprised of tax credit refunds plus accrued interest), plus further interest, was payable by IBJN to the Italian tax authorities. IBJN elected to apply for a tax amnesty regime set out under the 2023 Italian budget law which allows taxpayers to settle certain pending claims by paying only the principal amount. In October 2023, IBJN paid the principal amount under the amnesty regime, and as a result accrued interest and collecting fees were waived.
In October 2010 and June 2012, two actions were brought against Nomura International plc (“NIP”), seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court for the Southern District of New York. The second suit was brought by the trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court for the Southern District of New York. Both actions seek to recover approximately $
34 million plus interest.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

In November 2011, NIP was served with a claim filed by the Madoff Trustee in the United States Bankruptcy Court for the Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $24.4 million plus interest.
Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of residential mortgage-backed securities (“RMBS”). These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.
The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.
With respect to certain of the RMBS issued from 2005 to 2007, the relevant subsidiaries received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract from 2011 to 2014. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions survived motions to dismiss and discovery was completed and Notes of Issue were filed. The Company has been engaged in efforts to resolve the actions outside of Court. Three settlement agreements with the respective Trustees have been finalized and the actions have been dismissed with prejudice. For the four Trusts as to which claims are pending, settlement agreements with the Trusts have been approved by Certificateholders in all four and they are the subject of pending Trust Instruction Proceedings before the Court.
In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.1 billion.
In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.
On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have since been discontinued.
In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two former NIP employees for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the Milan criminal court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor). The trial commenced in December 2016. As part of these proceedings, a number of civil claimants were permitted to bring damages claims against a number of entities and individuals, including NIP.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

On November 8, 2019, the court delivered its oral verdict, finding two former employees of NIP guilty of false accounting, market manipulation and obstructing the supervisory activities of CONSOB and that NIP had breached Italian corporate liability legislation. In so doing it imposed a fine of EUR 3.45 million on NIP as well as ordering confiscation of EUR 88 million. On May 12, 2020, the court issued the detailed reasoning for the verdict (including the rationale for the penalties imposed). NIP appealed the decision to the Milan Court of Appeal. On May 6, 2022, the Milan Court of Appeal delivered its oral verdict, overturning the first instance judgment and acquitting the two former employees of NIP of all charges. The court also overturned the first instance judgment in respect of NIP and quashed the EUR 3.45 million fine and EUR 88 million confiscation order imposed on NIP. The detailed reasoning for the verdict was made available on October 3, 2022. In November 2022, the Public Prosecutor appealed the decision to the Supreme Court. On October 11, 2023, the Supreme Court declared the Public Prosecutor’s appeal inadmissible. The Court of Appeal’s judgment of acquittal has therefore become final.
In addition, NIP is involved in a number of separate civil or administrative matters relating to the Transactions including those described further below.
In January 2018, a claim before the Italian Courts brought by two claimants, Alken Fund Sicav (on behalf of two Luxembourg investment funds Alken Fund European Opportunities and Alken Fund Absolute Return Europe) and Virmont S.A. (formerly, Alken Luxembourg S.A, the funds’ management company) (collectively referred to as “Alken”) was served on NIP. The claim was made against NIP, MPS, four MPS former directors and a member of MPS’s internal audit board, and sought monetary damages of approximately EUR 434 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge. In July 2021, the court rejected all of Alken’s claims. In February 2022, Alken appealed the decision to the Milan Court of Appeal and, in November 2023, the court dismissed Alken’s appeal.
In May 2019, a claim before the Italian Courts brought by York Global Finance Offshore BDH (Luxembourg) Sàrl and a number of seemingly related funds was served on NIP. The claim is made against NIP, MPS, two MPS former directors and a member of MPS’s internal audit board, and seeks monetary damages of approximately EUR 186.7 million plus interest, as well as non-monetary damages in an amount left to be quantified by the Judge.
Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (“CONSOB”, the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice named MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP was named only in its capacity as vicariously liable to pay any fines imposed on the former NIP employees. On May 22, 2018 CONSOB issued its decision in which it levied EUR 100,000 fines in relation to each of the two former NIP employees. In addition, CONSOB decided that the two employees did not meet the necessary Italian law integrity requirements to perform certain senior corporate functions, for a period of three months and six months respectively. NIP was vicariously liable to pay the fines imposed on its former employees. NIP paid the fines and appealed the decision to the Milan Court of Appeal. In December 2020, the Court of Appeal annulled the CONSOB decision against NIP. CONSOB has appealed the Court of Appeal’s decision to the Italian Supreme Court.
On May 20, 2021, NIP and the Company were named as addressees in a decision issued by the European Commission in which NIP, the Company and various other third party banks have been found to have infringed EU competition law in connection with their activity in the primary and secondary markets for European Government Bonds (“EGB”). The European Commission found that the infringement consisted of anticompetitive agreements and/or concerted practices in the EGB sector in breach of EU competition law and fined NIP and the Company approximately EUR 129.6 million. In August 2021, NIP and the Company appealed the decision. The fine has been provisionally paid, as is required, pending the outcome of NIP and the Company’s appeal.
NIP and Nomura Securities International, Inc. (“NSI”) were named as defendants in a class action filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law in relation to the alleged manipulation of the primary and secondary markets for EGB. NSI has been dismissed from the action.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Nomura is responding to requests for information from the U.S. Commodity Futures Trading Commission (“CFTC”) in relation to swap trading related to bond issuances. On February 1, 2021, the CFTC filed a civil enforcement action against a Nomura employee and charged him with violating the anti-fraud, price manipulation and false statements provisions of the Commodity Exchange Act in relation to a 2015 interest rate swap transaction.
The Securities and Exchange Commission (“SEC”) and the United States Department of Justice (“DOJ”) investigated past activities of several former employees of NSI in respect of residential mortgage-backed securities transactions in the secondary market. In July 2019, NSI entered into a settlement with the SEC concerning its supervision of certain former employees, and the investigation has concluded. In August 2023, NSI entered into a Non-Prosecution Agreement with the DOJ paying a civil monetary penalty of $35 million and making additional restitution to affected customers of approximately
$0.8

million
, resolving its investigation.
In September 2017 and November 2017, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Special Investments Singapore Pte Limited (“NSIS”) were respectively served with a complaint filed in the Taipei District Court against NIHK, NSIS, China Firstextile (Holdings) Limited (“FT”) and certain individuals by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan (collectively, “FT Syndicate Banks”). The FT Syndicate Banks’ complaint relates to a $100 million syndicated term loan facility to borrower FT that was arranged by NIHK, and made by the FT Syndicate Banks together with NSIS. The FT Syndicate Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicate Banks seek to recover approximately $68 million in damages, plus interest. By judgment dated October 13, 2023, the Taipei District Court dismissed the FT Syndicate Bank’s claims in entirety. In November 2023, Statements of Appeal were filed by 7 of the 8 FT Syndicate Banks (First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd., Taishin International Bank, E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd. and Bank of Taiwan, together the “Appellants”), indicating the Appellants’ intention to appeal the Taipei District Court decision to the Taiwan High Court. The claim amount for the appeal is approximately $63 million in damages, plus interest.
In August 2017, the Cologne public prosecutor in Germany notified NIP that it is investigating possible tax fraud by individuals who worked for the Nomura Group in relation to the historic planning and execution of trading strategies around dividend record dates in certain German equities (known as “cum/ex” trading) and in relation to filings of tax reclaims in 2007 to 2012. During the fiscal year ended March 31, 2020, Nomura Group became aware that certain of those individuals would be the subject of investigative proceedings in Germany. NIP and another entity in the Nomura Group are cooperating with the investigation, including by disclosing to the public prosecutor certain documents and trading data, and Nomura Group premises in Frankfurt were raided by the public prosecutor in April 2023 for the purpose of obtaining additional data and documents. It appears that the investigation has expanded including to also now encompass cum/cum trading strategies in certain German equities. If the investigation involving Nomura Group entities and former individuals proceeds to trial, the individuals could face criminal sanctions and Nomura Group entities could face administrative sanctions such as administrative fines or profit confiscation orders.
In and after August 2022, Nomura Financial Advisory and Securities (India) Private Limited (“NFASI”) was served with three commercial suits filed with the Bombay High Court against NFASI and other parties. The lawsuits relate to the same equity disposal where the plaintiffs were three of the sellers and NFASI acted as financial advisor to the sellers, and include allegations that NFASI failed to comply with its duties as financial advisor. The total claim amounts in the suits are approximately INR 2.8 billion in damages, plus interest.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Guarantees—
In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.
In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura includes relevant information about these derivative contracts that could meet the accounting definition of guarantees in the disclosure below.
For information about the maximum potential amount of future payments that Nomura could be required to make under these derivative contracts, the notional amount of contracts has been disclosed, except for certain derivative contracts, such as written interest rate caps and written currency options, the maximum potential payout amount cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.
The notional amounts do not represent anticipated losses from these derivatives contracts. As Nomura measures all derivative contracts at fair value, carrying value is considered the best indication of probability of payment and performance risks for these derivative contracts. Nomura may also reduce net exposures to certain of these contracts by entering into offsetting transactions or by entering into contracts that hedge the market risks related to these derivative contracts.
The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees.

	Millions of yen
	March 31, 2023		September 30, 2023
	Carrying value	Maximum Potential Payout/ Notional Total	Carrying value	Maximum Potential Payout/ Notional Total
Derivative contracts (1)(2)	¥8,983,145	¥514,420,432	¥11,667,361	¥612,279,656
Standby letters of credit and other guarantees (3)	—	1,544,159	—	2,330,104

(1)	Credit derivatives are disclosed in Note 3. “Derivative instruments and hedging activities” and are excluded from above.
(2)	Derivative contracts primarily consist of equity, interest rate and foreign exchange contracts.
(3)
Primarily related to a certain sponsored repo program where Nomura guarantees to a third party clearing house in relation to its clients’ payment obligations. Our credit exposures under this guarantee is minimized by obtaining collateral from clients at amount approximately the maximum potential payout under the guarantee.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and standby letters of credit and other guarantees as of September 30, 2023.

	Millions of yen
	Carrying value	Maximum Potential Payout/Notional
		Total	Years to Maturity
			Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥11,667,361	¥612,279,656	¥116,962,643	¥256,817,804	¥65,002,343	¥173,496,866
Standby letters of credit and other guarantees	—	2,330,104	2,290,331	16,408	18,191	5,174

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

15. Segment and geographic information:
Operating segments—
Nomura’s operating management and management reporting are prepared based on the Retail, the Investment Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure. Nomura plans to rename its Retail Division as Wealth Management Division, effective April 1, 2024.
The accounting policies for segment information follow U.S. GAAP, except for a part of the impact of unrealized gains/losses on certain investments in equity securities held for operating purposes, which under U.S. GAAP are included in
Income (loss) before income taxes,
but excluded from segment information.
Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “
Other
”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.
Business segments’ results are shown in the following tables.
Net interest revenue
is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	Retail	Investment Management	Wholesale	Other (Incl. elimination)	Total
Six months ended September 30, 2022
Non-interest revenue	¥142,603	¥35,366	¥406,582	¥57,991	¥642,542
Net interest revenue	1,263	(1,616)	(2,096)	(18,443)	(20,892)

Net revenue	143,866	33,750	404,486	39,548	621,650
Non-interest expenses	133,465	39,911	359,025	41,368	573,769

Income (loss) before income taxes	¥10,401	¥(6,161)	¥45,461	¥(1,820)	¥47,881

Six months ended September 30, 2023
Non-interest revenue	¥188,301	¥76,357	¥387,061	¥47,815	¥699,534
Net interest revenue	2,681	(4,721)	7,876	12,893	18,729

Net revenue	190,982	71,636	394,937	60,708	718,263
Non-interest expenses	138,990	44,794	384,572	45,272	613,628

Income before income taxes	¥51,992	¥26,842	¥10,365	¥15,436	¥104,635

	Millions of yen
	Retail	Investment Management	Wholesale	Other (Incl. elimination)	Total
Three months ended September 30, 2022
Non-interest revenue	¥71,977	¥27,058	¥214,413	¥25,325	¥338,773
Net interest revenue	503	(887)	(8,914)	(9,702)	(19,000)

Net revenue	72,480	26,171	205,499	15,623	319,773
Non-interest expenses	66,995	20,618	185,310	13,551	286,474

Income before income taxes	¥5,485	¥5,553	¥20,189	¥2,072	¥33,299

Three months ended September 30, 2023
Non-interest revenue	¥97,630	¥49,124	¥205,699	¥(887)	¥351,566
Net interest revenue	1,302	(4,013)	(1,612)	17,840	13,517

Net revenue	98,932	45,111	204,087	16,953	365,083
Non-interest expenses	69,887	21,896	195,823	23,419	311,025

Income (loss) before income taxes	¥29,045	¥23,215	¥8,264	¥(6,466)	¥54,058

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “
Other.
”

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

The following table presents the major components of
Income (loss) before income taxes
in “
Other
.”

	Millions of yen
	Six months ended September 30
	2022	2023
Net gain (loss) related to economic hedging transactions	¥(9,709)	¥(5,511)
Realized gain on investments in equity securities held for operating purposes	295	8,217
Equity in earnings of affiliates	26,107	22,731
Corporate items	(1,475)	3,322
Other (1)	(17,038)	(13,323)

Total	¥(1,820)	¥15,436

	Millions of yen
	Three months ended September 30
	2022	2023
Net gain (loss) related to economic hedging transactions	¥98	¥(8,905)
Realized gain on investments in equity securities held for operating purposes	55	26
Equity in earnings of affiliates	9,114	9,013
Corporate items	4,513	1,380
Other (1)	(11,708)	(7,980)

Total	¥2,072	¥(6,466)

(1)	Includes the impact of Nomura’s own creditworthiness.
The table below presents reconciliations of the combined business segments’ results included in the preceding table to Nomura’s reported
Net revenue, Non-interest expenses
and
Income before income taxes
in the consolidated statements of income.

	Millions of yen
	Six months ended September 30
	2022	2023
Net revenue	¥621,650	¥718,263
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,664)	(1,590)

Consolidated net revenue	¥616,986	¥716,673

Non-interest expenses	¥573,769	¥613,628
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥573,769	¥613,628

Income before income taxes	¥47,881	¥104,635
Unrealized gain (loss) on investments in equity securities held for operating purposes	(4,664)	(1,590)

Consolidated income before income taxes	¥43,217	¥103,045

	Millions of yen
	Three months ended September 30
	2022	2023
Net revenue	¥319,773	¥365,083
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,815)	2,677

Consolidated net revenue	¥317,958	¥367,760

Non-interest expenses	¥286,474	¥311,025
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥286,474	¥311,025

Income before income taxes	¥33,299	¥54,058
Unrealized gain (loss) on investments in equity securities held for operating purposes	(1,815)	2,677

Consolidated income before income taxes	¥31,484	¥56,735

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

Geographic information—
Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.
The table below presents a geographic allocation of
Net revenue
and
Income (loss) before income taxes
from operations by geographic areas, and
long-lived assets
associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively.
Net revenue
and
Long-lived assets
have been allocated based on transactions with external customers while
Income (loss) before income taxes
have been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Six months ended September 30
	2022	2023
Net revenue (1) :
Americas	¥119,139	¥202,420
Europe	64,064	109,768
Asia and Oceania	41,657	24,030

Subtotal	224,860	336,218
Japan	392,126	380,455

Consolidated	¥616,986	¥716,673

Income (loss) before income taxes:
Americas	¥(43,011)	¥(6,776)
Europe	4,505	(15,125)
Asia and Oceania	23,917	4,459

Subtotal	(14,589)	(17,442)
Japan	57,806	120,487

Consolidated	¥43,217	¥103,045

	Millions of yen
	Three months ended September 30
	2022	2023
Net revenue (1) :
Americas	¥75,057	¥124,978
Europe	35,533	58,817
Asia and Oceania	4,744	8,806

Subtotal	115,334	192,601
Japan	202,624	175,159

Consolidated	¥317,958	¥367,760

Income (loss) before income taxes:
Americas	¥(21,364)	¥13,134
Europe	6,405	(9,182)
Asia and Oceania	15,574	2,546

Subtotal	615	6,498
Japan	30,869	50,237

Consolidated	¥31,484	¥56,735

(1)	There is no revenue derived from transactions with a single major external customer.

Notes to the Interim Consolidated Financial Statements—(Continued) (UNAUDITED)

	Millions of yen
	March 31, 2023	September 30, 2023
Long-lived assets:
Americas	¥114,946	¥125,946
Europe	53,161	58,850
Asia and Oceania	23,839	32,514

Subtotal	191,946	217,310
Japan	308,941	287,063

Consolidated	¥500,887	¥504,373

16. Supplementary subsidiary guarantee information required under SEC rules:
The Company provides several guarantees of debts of its subsidiaries.
The Company has fully and unconditionally guaranteed the securities issued by Nomura America Finance LLC (“NAFL”), which is an indirect, wholly owned finance subsidiary of the Company. NAFL operates as a special purpose entity. It was formed for the purpose of issuing debt securities to repay existing credit facilities, refinance indebtedness, and for acquisition purposes. The guarantee will remain in effect until the entire principal, if any, of, and interest and premium, if any, on, the securities has been paid in full or discharged in accordance with the provisions of the indenture, or otherwise fully defeased by the Company.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
Nomura Holdings, Inc.
Results of Review of Interim Financial Statements
We have reviewed the accompanying consolidated balance sheet of Nomura Holdings, Inc. (the “Company”) as of September 30, 2023, the related consolidated statements of income, comprehensive income and changes in equity for the three- and six-month periods ended September 30, 2023 and 2022, the related consolidated statements of cash flows for the six-month periods ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “consolidated interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the consolidated interim financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of Nomura Holdings, Inc. as of March 31, 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated June 28, 2023, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2023, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 15, 2023

Exhibit 15
December 15, 2023
The Shareholders and Board of Directors of
Nomura Holdings, Inc.
We are aware of the incorporation by reference in the Registration Statements (Form F-3 No. 333-261756 and No. 333-273353 and Form S-8
No. 333-214267,
No. 333-221128, No. 333-228585, No. 333-228586, No. 333-231683, No. 333-239996, No. 333-256408, No.
333-265160
and No. 333-272157) and related Prospectus of Nomura Holdings, Inc. of our report dated December 15, 2023 relating to the unaudited consolidated interim financial statements of Nomura Holdings, Inc. as of and for the quarter ended September 30, 2023 that are included in its Form 6-K dated December 15, 2023.
/s/ Ernst & Young ShinNihon LLC

Exhibit 17
Subsidiary Issuer of Registered Guaranteed Securities
Nomura Holdings, Inc. (“NHI”) fully and unconditionally guarantees certain securities issued by its indirect, wholly owned finance subsidiary, Nomura America Finance LLC (“NAFL”). The securities issued by NAFL and guaranteed by NHI that are subject to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are as follows:

•	Senior Global Medium-Term Notes, Series A, Callable Leveraged Steepener Notes due November 24, 2025

•	Senior Global Medium-Term Notes, Series A, Callable Leveraged Steepener Notes due December 31, 2033

•	Senior Global Medium-Term Notes, Series A, Callable Leveraged Steepener Notes due February 28, 2034

•	Senior Global Medium-Term Notes, Series A, Callable Leveraged Steepener Notes due May 30, 2034

•	Senior Global Medium-Term Notes, Series A, Callable Contingent Coupon Trigger Notes Linked to Russell 2000® Index due July 16, 2024

•	Senior Global Medium-Term Notes, Series A, Callable Leveraged Steepener Notes due July 29, 2034

•	Senior Global Medium-Term Notes, Series A, CPI-Linked Notes due December 24, 2024

•	Senior Global Medium-Term Notes, Series A, Callable Leveraged Steepener Notes due December 24, 2034

•	Senior Global Medium-Term Notes, Series A, Contingent Coupon Trigger Notes Linked to Russell 2000® Index due February 18, 2025

•	Senior Global Medium-Term Notes, Series A, 3.00% Fixed to Floating Rate Notes due August 21, 2025